



RECEIVED
APR 1 0 2012
189

# Per·se·ver·ance

*steady persistence in a course of action, a purpose, a state, especially in spite of difficulties, obstacles, or discouragement.*

2011
| Annual Report |



PROVIDENT COMMUNITY BANCSHARES, INC.


PROVIDENT COMMUNITY BANCSHARES, INC.

# Dear Fellow Shareholders

As I think back on 2011, I am reminded of the lyrics from the song "If You're Going Through Hell" by Rodney Atkins, which provides: "If you're going through hell, keep on going, don't slow down." That describes our mentality in the face of the numerous challenges we have faced over the past few years. It is also the inspiration for the cover of our annual report this year. We believe "perseverance" defines our current philosophy during these difficult times. It represents our pledge to you that we will continue to work hard, with a commitment to take actions each day to strengthen our franchise.

Towards that end, we believe we have made strides in several areas:

- **Improved Asset Quality:** The investments that we made in personnel, outside consultants and infrastructure to address our distressed assets has produced the following positive results:

  Non-performing loans decreased $2.0 million, or 10.7%, from $18.8 million at December 31, 2010 to $16.8 million at December 31, 2011.

  Classified loans decreased $13.2 million, or 30.8%, from $42.8 million at December 31, 2010 to $29.7 million at December 31, 2011.

  Delinquent loans decreased $8.9 million, or 38.1%, from $23.4 million at December 31, 2010 to $14.5 million at December 31, 2011.

  Charge-offs decreased $3.5 million, or 47.6%, from $7.3 million for 2010 to $3.8 million for 2011.

While we acknowledge that our asset quality metrics remain elevated, we are pleased with the progress we made in 2011 and will continue to be proactive in identifying problem assets and diligent in our workout and collection efforts.

- **Preserved Capital:** Stockholders' equity increased $2.2 million, or 21.4%, from $10.3 million at December 31, 2010 to $12.5 million at December 31, 2011. When combined with our successful efforts to reduce the size of our balance sheet, we have improved our leverage, Tier 1 and total risk-based capital ratios to 6.43%, 11.83% and 13.10%, respectively, at December 31, 2011.

- **Maintained A Liquid and Flexible Balance Sheet:** We continue to maintain a higher level of liquidity to provide the flexibility to meet our funding needs. Our cash and cash equivalents and our securities portfolio totaled $189.8 million, or 50.4% of total assets. The structure of our balance sheet also provides us the flexibility to grow lower-cost deposits and originate loans without having to increase the size of our assets, which should help our net interest margin and earnings.

- **Continued Excellence in Customer Service:** In spite of the profound impact of the recession, we continue to focus on providing quality products and exceptional service.

We believe that the actions we are taking better position us to persevere through these turbulent times. We remain determined to meet the challenges ahead and provide the shareholder value that you expect. We are deeply grateful for the continued support of our customers and shareholders.

I hope that you can join us at our annual meeting on May 16 in the Macfeat House on the campus of Winthrop University.

Sincerely,

Dwight V. Neese

*President and Chief Executive Officer*



PROVIDENT COMMUNITY BANCSHARES, INC.

April 9, 2012

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of Provident Community Bancshares, Inc. (the "Company"). The meeting will be held at Winthrop University, Macfeat House, 1712 Memorial Circle, Rock Hill, South Carolina on Wednesday, May 16, 2012 at 2:00 p.m., local time.

The notice of annual meeting and proxy statement appearing on the following pages describe the formal business to be transacted at the meeting. Directors and officers of the Company, as well as a representative of Elliott Davis, LLC, the Company's independent auditors, will be present to respond to appropriate questions of stockholders.

It is important that your shares are represented at this meeting, whether or not you attend the meeting in person and regardless of the number of shares you own. To make sure your shares are represented, we urge you to vote via the Internet, by telephone or by completing and mailing the enclosed proxy card. If you attend the meeting, you may vote in person even if you have previously mailed a proxy card.

We look forward to seeing you at the meeting.

Sincerely,



Carl L. Mason
*Chairman of the Board*

[ This Page Intentionally Left Blank ]

**Provident Community Bancshares, Inc.**
**2700 Celanese Road**
**Rock Hill, South Carolina 29732**
**(803) 325-9400**

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## Notice of Annual Meeting of Stockholders

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The annual meeting of stockholders of Provident Community Bancshares, Inc. will be held at Winthrop University, Macfeat House, 1712 Memorial Circle, Rock Hill, South Carolina on Wednesday, May 16, 2012 at 2:00 p.m., local time. At the meeting, stockholders will consider and act on the following:

1. The election of two directors of the Company to serve for a term of three years;

2. A non-binding resolution to approve the compensation of the named executive officers;

3. The ratification of the appointment of Elliott Davis, LLC as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2012; and

4. Such other business that may properly come before the meeting.

NOTE: The Board of Directors is not aware of any other business to come before the meeting.

Stockholders of record at the close of business on March 30, 2012 are entitled to receive notice of and to vote at the meeting and any adjournment or postponement of the meeting.

Please vote either via the Internet, by telephone or by completing and signing the enclosed form of proxy, which is solicited by the Board of Directors, and mailing it promptly in the enclosed envelope. The proxy will not be used if you attend the meeting and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS



Wanda J. Wells
*Corporate Secretary*

Rock Hill, South Carolina
April 9, 2012

**IMPORTANT: The prompt return of proxies will save the Company the expense of further requests for proxies to ensure a quorum. A self-addressed envelope is enclosed for your convenience. No postage is required if mailed in the United States.**

[ This Page Intentionally Left Blank ]

# Provident Community Bancshares, Inc.

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# Proxy Statement

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## General Information

We are providing this proxy statement to you in connection with the solicitation of proxies by the Board of Directors of Provident Community Bancshares, Inc. for the 2012 annual meeting of stockholders and for any adjournment or postponement of the meeting. In this proxy statement, we may also refer to Provident Community Bancshares, Inc. as "Provident Community Bancshares," the "Company," "we," "our" or "us."

Provident Community Bancshares is the holding company for Provident Community Bank, N.A. In this proxy statement, we may also refer to Provident Community Bank as the "Bank."

We are holding the 2012 annual meeting at Winthrop University, Macfeat House, 1712 Memorial Circle, Rock Hill, South Carolina on Wednesday, May 16, 2012 at 2:00 p.m., local time.

We intend to mail this proxy statement and the enclosed proxy card to stockholders of record beginning on or about April 9, 2012.

## Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 16, 2012

The Company's proxy statement, proxy card and 2011 Annual Report to Stockholders are available at http://www.providentonline.com/proxydocs.

## Information about Voting

### Who Can Vote at the Meeting

You are entitled to vote the shares of Provident Community Bancshares common stock that you owned as of March 30, 2012. As of that date, a total of 1,790,599 shares of Provident Community Bancshares common stock were outstanding. Each share of common stock has one vote.

The Company's Certificate of Incorporation provides that record holders of the Company's common stock who acquire beneficial ownership in excess of 10% of the Company's outstanding shares without the approval of two-thirds of the Board of Directors are entitled to cast only one-hundredth of a vote of any shares held in excess of the 10% limit.

## Ownership of Shares; Attending the Meeting

You may own shares of Provident Community Bancshares in one of the following ways:

- Directly in your name as the stockholder of record; or
- Indirectly through a broker, bank or other holder of record in "street name."

If your shares are registered directly in your name, you are the holder of record of these shares and we are sending these proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to us or to vote in person at the meeting. Additionally, instead of voting by mailing a proxy card, registered stockholders can vote their shares of Company common stock over the Internet or by telephone. The Internet and telephone voting procedures are designed to authenticate stockholders' identities, allow stockholders to provide their voting instructions and confirm that their instructions have been recorded properly. Specific instructions for Internet or telephone voting are set forth on the enclosed proxy card. The deadline for voting by telephone or via the Internet is 3:00 a.m., Eastern time, on May 16, 2012.

If you hold your shares in street name, your broker, bank or other holder of record is sending these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote by filling out a voting instruction form that accompanies your proxy materials. Your broker, bank or other holder of record may allow you to provide voting instructions by telephone or by the Internet. Please see the instruction form provided by your broker, bank or other holder of record that accompanies this proxy statement.

If you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Provident Community Bancshares common stock held in street name in person at the meeting, you must obtain a written proxy in your name from the broker, bank or other nominee who is the record holder of your shares.

## Quorum and Vote Required

***Quorum.*** We will have a quorum and be able to conduct the business of the annual meeting if the holders of a majority of the outstanding shares of common stock entitled to vote are present at the meeting, either in person or by proxy. If you return valid proxy instructions or attend the meeting in person, we will count your shares to determine whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted to determine the existence of a quorum.

***Votes Required for Proposals.*** In voting on the election of directors, you may vote in favor of the nominees, withhold votes as to all nominees, or withhold votes as to a specific nominee. There is no cumulative voting for the election of directors. Directors must be elected by a plurality of the votes cast at the annual meeting. This means that the nominees receiving the greatest number of votes will be elected. In the election of directors, votes that are withheld and broker non-votes will have no effect on the outcome of the election.

In voting on the non-binding resolution to approve the compensation of the named executive officers and on the ratification of the appointment of Elliott Davis, LLP as the Company's independent registered public accounting firm, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To approve the resolution to approve the compensation of the named executive officers and to ratify the appointment of Elliott Davis, LLP as our independent registered public accounting firm for 2012, the affirmative vote of a majority of the votes cast at the annual meeting is required. In counting votes on the resolution to approve the compensation of the named executive officers and to ratify the appointment of the independent registered public accountants, we will not count abstentions and broker non-votes as votes cast on the proposals. Therefore, abstentions and broker non-votes will have no impact on the outcome of the proposals.

***Effect of Not Casting Your Vote***. If you hold your shares in street name it is critical that you cast your vote if you want it to count in the election of directors (Item 1 of this Proxy Statement) and the non-binding resolution to approve the compensation of the named executive officers (Item 2 of this Proxy Statement). If you hold your shares in street name and you do not instruct your bank or broker how to vote in the election of directors or the non-binding resolution to approve the compensation of the named executive officers, no votes on these proposals will be cast on your behalf. These are referred to as broker non-votes. Your bank or broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment of the Company's independent registered public accounting firm (Item 3 of this Proxy Statement). If you are a stockholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the annual meeting.

## Voting by Proxy

The Board of Directors of Provident Community Bancshares is sending you this proxy statement to request that you allow your shares of Provident Community Bancshares common stock to be represented at the annual meeting by the persons named in the enclosed proxy card. All shares of Provident Community Bancshares common stock represented at the meeting by properly executed proxies will be voted in accordance with the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by the Company's Board of Directors. **The Board of Directors recommends a vote: (1) "FOR" each of the nominees for director; (2) "FOR" the resolution to approve the compensation of the named executive officers; and (3) "FOR" ratification of the appointment of Elliott Davis, LLC as the independent registered public accounting firm.**

If any matters not described in this proxy statement are properly presented at the annual meeting, the persons named in the proxy card will use their judgment to determine how to vote your shares. This includes a motion to adjourn or postpone the meeting to solicit additional proxies. If the annual meeting is postponed or adjourned, your Company common stock may be voted by the persons named in the proxy card on the new annual meeting date as well, unless you have revoked your proxy. We do not know of any other matters to be presented at the annual meeting.

You may revoke your proxy at any time before the vote is taken at the meeting, regardless of whether you submitted your original proxy by mail, the Internet or telephone. To revoke your proxy, you must either advise the Corporate Secretary of the Company in writing before your shares have been voted at the annual meeting, deliver a later dated proxy, or attend the meeting and vote your shares in person. Attendance at the annual meeting will not in itself constitute revocation of your proxy.

# Corporate Governance and Board Matters

## Director Independence

The Company's Board of Directors currently consists of six members, all of whom are independent under the listing standards of the Nasdaq Stock Market, except for Mr. Neese, who is President and Chief Executive Officer of the Company and the Bank. Because the Company is traded on the OTC Electronic Bulletin Board, there are no independence requirements for the Company's directors. However, the Company chooses to apply the current listing requirements of the Nasdaq Stock Market. In assessing the independence of our directors, the Board of Directors considered transactions, relationships and arrangements between the Company and its directors that are not required to be disclosed in this proxy statement under the heading *"Transactions with Related Persons,"* including loans or lines of credit that the Bank has directly or indirectly made or other business transactions with Directors Robert H. Breakfield, William M. Graham, Russell H. Smart and Philip C. Wilkins.

## Board Leadership Structure and Board's Role in Risk Oversight

The Board of Directors has determined that the separation of the offices of Chairman of the Board and President and Chief Executive Officer will enhance Board independence and oversight. Moreover, the separation of the Chairman of the Board and President and Chief Executive Officer will allow the President and Chief Executive Officer to better focus on his responsibilities of running the Company, enhancing stockholder value and expanding and strengthening our franchise while allowing the Chairman of the Board to lead the Board in its fundamental role of providing advice to and independent oversight of management. Consistent with this determination, Mr. Mason serves as Chairman of the Board of Directors. Mr. Mason is independent under the listing requirements of the Nasdaq Stock Market.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including credit risk, interest rate risk, liquidity risk, operational risk, strategic risk and reputation risk. Management is responsible for the day-to-day management of risks the Company faces, while the board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board of Directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. To do this, the Chairman of the Board meets regularly with management to discuss strategy and risks facing the Company. Senior management attends the Board meetings and is available to address any questions or concerns raised by the Board on risk management and any other matters. The Chairman of the Board and independent members of the Board work together to provide strong, independent oversight of the Company's management and affairs through its standing committees and, when necessary, special meetings of independent directors.

In addition, the Board of Directors maintains an Enterprise Risk Management Oversight committee that reviews and manages the Company's material business risks by establishing and monitoring policies and procedures designed to identify, control, monitor and measure its material business risks, including credit, liquidity, operational, strategic and reputational risks.

## Committees of the Board of Directors

The following table identifies the members of the Board's Audit/Compliance, Compensation and Governance Committees as of March 30, 2012. All members of each committee are independent in accordance with the listing requirements of the Nasdaq Stock Market. Each of the committees operates under a written charter that is approved by the Board of Directors that governs its composition, responsibilities and operations. Each committee reviews and reassesses the adequacy of its charter at least annually. The charters for all three committees are available in the Board Charters portion of the Investor Relations section of the Company's Web site (*www.providentonline.com*).

The Company and the Bank also maintain Compliance, Enterprise Risk Management Oversight, Loan, Asset/Liability, Investment and Strategic Planning Committees.

| Director | Audit/Compliance Committee | Compensation Committee | Governance Committee |
|---|---|---|---|
| Robert H. Breakfield | X* | | X |
| William M. Graham | | | |
| Carl L. Mason | | X | X |
| Dwight V. Neese | | | |
| Russell H. Smart | X | X* | |
| Philip C. Wilkins | X | X | X* |
| Number of Meetings in 2011 | 4 | 3 | 1 |

*Chairman

## Audit/Compliance Committee

The Audit/Compliance Committee meets as needed to appoint, and review the work performed by, the independent registered public accounting firm and to monitor the Company's internal audit function and internal control systems. The Audit/Compliance Committee also meets with the independent registered public accounting firm to discuss the results of the annual audit and any related matters. The Board has determined that Mr. Smart is an "audit committee financial expert." Mr. Smart is independent under the listing standards of the Nasdaq Stock Market.

## Compensation Committee

The Compensation Committee approves the compensation objectives for the Company and the Bank and establishes the compensation for the Chief Executive Officer and other executives. The Compensation Committee reviews all components of compensation including base salary, bonus, equity compensation, benefits and other perquisites. In addition to reviewing competitive market values, the Compensation Committee also examines the total compensation mix, pay-for-performance relationship, and how all elements, in the aggregate, comprise the executive's total compensation package. The Chief Executive Officer develops recommendations regarding the appropriate mix and level of compensation for subordinate officers. The recommendations consider the objectives of our compensation philosophy and the range of compensation programs authorized by the Committee. The Chief Executive Officer meets with the Committee to discuss the recommendations and also reviews with the Committee his recommendations concerning the compensation of the named executive officers. The Chief Executive Officer does not participate in Committee discussions or the review of Committee documents relating to his compensation. Decisions by the Compensation Committee with respect to the compensation of executive officers are approved by the full Board of Directors. The Compensation Committee also assists the Board of Directors in evaluating potential candidates for executive positions.

## Governance Committee

The Company's Governance Committee identifies individuals qualified to become Board members, selects nominees for election as directors, recommends committee membership, develops a set of corporate governance policies and procedures and evaluates the Board's effectiveness.

***Qualifications.*** The Governance Committee has adopted a set of criteria that it considers when it selects individuals to be nominated for election to the Board of Directors. A candidate must meet the eligibility requirements set forth in the Company's Bylaws, which include a stock ownership requirement and an age limitation provision. A candidate also must meet any qualification requirements set forth in any Board or committee governing documents.

If the candidate is deemed eligible for election to the Board of Directors, the Governance Committee will then evaluate:

- The candidate's relevant financial, regulatory and business experience and skills;
- The candidate's familiarity with the Company's local market area and participation in local business, civic, charitable or religious organizations, as well as ties to local businesses;
- The candidate's personal and professional integrity, honesty and reputation;
- The candidate's ability to devote sufficient time and energy to diligently perform his or her duties, including his or her ability to personally attend Board and committee meetings; and
- Whether any material relationship exists between the candidate and the Company that might impact the candidate's objectivity and independence or his or her ability to serve on any Board committees under the rules and regulations of the Securities and Exchange Commission.

The Committee also will consider any other factors the Governance Committee deems relevant, including age, size of the Board of Directors and regulatory disclosure obligations. Further, when identifying nominees to serve as director, the Governance Committee seeks to create a Board that is strong in its collective knowledge and has a diversity of skills and experience with respect to accounting and finance, management and leadership, vision and strategy, business operations, business judgment, industry knowledge and corporate governance.

With respect to nominating an existing director for re-election to the Board of Directors, the Governance Committee will consider and review an existing director's Board and committee attendance and performance; length of Board service; the experience, skills and contributions that the existing director brings to the Board; and independence.

***Director Nomination Process.*** The process that the Governance Committee follows to identify and evaluate individuals to be nominated for election to the Board of Directors is as follows:

For purposes of identifying nominees for the Board of Directors, the Governance Committee relies on personal contacts of the committee members and other members of the Board of Directors, as well as its knowledge of members of the communities served by the Bank. The Governance Committee also will consider director candidates recommended by stockholders in accordance with the policy and procedures set forth below. The Governance Committee has not previously used an independent search firm to identify nominees.

In evaluating potential nominees, the Governance Committee determines whether the candidate is eligible and qualified for service on the Board of Directors by evaluating the candidate under certain criteria, which are described above. If such individual fulfills these criteria, the Governance Committee will conduct a check of the individual's background and interview the candidate to further assess the qualities of the prospective nominee and the contributions he or she would make to the Board.

***Consideration of Recommendations by Stockholders.*** It is the policy of the Governance Committee of the Board of Directors of the Company to consider director candidates recommended by stockholders who appear to be qualified to serve on the Company's Board of Directors. The Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Governance Committee does not perceive a need to increase the size of the Board of Directors. To avoid the unnecessary use of the Governance Committee's resources, the Governance Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

***Procedures to be Followed by Stockholders.*** To submit a recommendation of a director candidate to the Governance Committee, a stockholder should submit the following information in writing, addressed to the Chairman of the Governance Committee, care of the Corporate Secretary, at the main office of the Company:

1. The name of the person recommended as a director candidate;

2. All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended;

3. The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;

4. As to the stockholder making the recommendation, the name and address of such stockholder as they appear on the Company's books; provided, however, that if the stockholder is not a registered holder of the Company's common stock, the stockholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of the Company's common stock; and

5. A statement disclosing whether such stockholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a director candidate to be considered for nomination at the Company's annual meeting of stockholders, the recommendation must be received by the Governance Committee at least 120 calendar days before the date the Company's proxy statement was released to stockholders in connection with the previous year's annual meeting, advanced by one year.

## Director Compensation

The following table provides the compensation received by individuals who served as non-employee directors of the Company during the 2011 fiscal year.

| Director (1) | Fees Earned or Paid in Cash | Total |
|---|---|---|
| Robert H. Breakfield | $ 12,000 | $ 12,000 |
| William M. Graham | 12,000 | 12,000 |
| Carl L. Mason | 15,600 | 15,600 |
| Russell H. Smart | 12,000 | 12,000 |
| Philip C. Wilkins | 12,000 | 12,000 |

(1) At December 31, 2011, the aggregate outstanding stock options held by Messrs. Breakfield, Graham, Mason, Smart and Wilkins were 1,500, 3,000, 3,000, 0 and 1,500, respectively.

***Cash Retainers for Non-Employee Directors.*** The following table sets forth the applicable fees to be paid to our non-employee directors for their service on our Board of Directors during 2012.

| | |
|---|---|
| Monthly Fee for Bank Board of Directors | $1,000 |
| Monthly Fee for Chairman of the Board of Directors | 300 |

## Board and Committee Meetings

During the year ended December 31, 2011, the Board of Directors of the Company held 12 meetings and the Board of Directors of the Bank held 13 meetings. No director attended fewer than 75% of the meetings of the Board of Directors and Board committees on which they served in 2011.

## Director Attendance at Annual Meeting of Stockholders

While the Company has no formal policy on director attendance at annual meetings of stockholders, all directors are encouraged to attend. All directors attended the 2011 annual meeting of stockholders.

## Code of Ethics and Business Conduct

Provident Community Bancshares has adopted a Code of Ethics and Business Conduct that is designed to ensure that the Company's directors and employees meet the highest standards of ethical conduct. The Code of Ethics and Business Conduct, which applies to all employees and directors, addresses conflicts of interest, the treatment of confidential information, general employee conduct and compliance with applicable laws, rules and regulations. In addition, the Code of Ethics and Business Conduct is designed to deter wrongdoing and promote honest and ethical conduct, the avoidance of conflicts of interest, full and accurate disclosure and compliance with all applicable laws, rules and regulations. A copy of the Code of Ethics and Business Conduct can be found in the Code of Conduct portion of the Investors Relations section of the Company's Web site *(www.providentonline.com).*

# Audit Related Matters

## Audit/Compliance Committee Report

The Company's management is responsible for the Company's internal controls and financial reporting process. The Company's independent registered public accounting firm is responsible for performing an audit of the Company's consolidated financial statements and issuing an opinion on the conformity of those financial statements with generally accepted accounting principles. The Audit/Compliance Committee oversees the Company's internal controls and financial reporting process on behalf of the Board of Directors.

In this context, the Audit/Compliance Committee has met and held discussions with management and the independent registered public accounting firm. Management represented to the Audit/Compliance Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles and the Audit/Compliance Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit/Compliance Committee discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of the disclosures in the financial statements.

The Audit/Compliance Committee has received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit/Compliance Committee concerning independence. The Audit/Compliance Committee has discussed with the independent registered public accounting firm the firm's independence from the Company and its management. In concluding that the registered public accounting firm is independent, the Audit/Compliance Committee considered, among other factors, whether the non-audit services provided by the firm were compatible with its independence.

The Audit/Compliance Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for its audit. The Audit/Compliance Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of its examination, its evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting.

In performing all of these functions, the Audit/Compliance Committee acts only in an oversight capacity. In its oversight role, the Audit/Compliance Committee relies on the work and assurances of management, which has the primary responsibility for preparation of the financial statements and reports, and of the independent registered public accounting firm that, in its report, expresses an opinion on the conformity of the Company's financial statements to generally accepted accounting principles. The Audit/Compliance Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit/Compliance Committee's considerations and discussions with management and the independent registered public accounting firm do not assure that the Company's financial statements are presented in accordance with generally accepted accounting principles, that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards or that the Company's independent registered public accounting firm is "independent."

In reliance on the reviews and discussions referred to above, the Audit/Compliance Committee recommended to the Board of Directors, and the Board has approved, that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011 for filing with the Securities and Exchange Commission. The Audit/Compliance Committee also has approved, subject to stockholder ratification, the selection of the Company's independent registered public accounting firm for the fiscal year ending December 31, 2012.

**The Audit/Compliance Committee of the Board of Directors of Provident Community Bancshares, Inc.**

Robert H. Breakfield, Chairman
Russell H. Smart
Philip C. Wilkins

## Auditor Fees

The following table sets forth the fees billed to the Company for the years ended December 31, 2011 and 2010 by Elliott Davis, LLC:

| | 2011 | 2010 |
|---|---|---|
| Audit fees | $66,975 | $ 64,129 |
| Audit-related fees (1) | 7,250 | — |
| Tax fees (2) | 12,000 | 19,700 |
| All other fees | — | — |

(1) Consists of review and assistance with responses to Securities and Exchange Commission comments and accounting questions from the Office of the Comptroller of the Currency.

(2) Consists of tax filings and tax-related compliance and other advisory services. For 2010, also includes $10,645 in fees related to services performed in connection with an Internal Revenue Service audit of the Company's 2009 and 2008 tax returns.

## Policy on Audit/Compliance Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Registered Public Accounting Firm

The Audit/Compliance Committee is responsible for appointing, setting compensation and overseeing the work of the independent registered public accounting firm. In accordance with its charter, the Audit/Compliance Committee approves, in advance, all audit and permissible non-audit services to be performed by the independent registered public accounting firm. Such approval process ensures that the external auditor does not provide any non-audit services to the Company that are prohibited by law or regulation.

In addition, the Audit/Compliance Committee has established a policy regarding pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. Requests for services by the independent registered public accounting firm for compliance with the auditor services policy must be specific as to the particular services to be provided. The request may be made with respect to either specific services or a type of service for predictable or recurring services.

During the year ended December 31, 2011, all services were approved in advance by the Audit/Compliance Committee in compliance with these procedures.

## Stock Ownership

The following table provides information about the shares of Company common stock that may be considered to be owned by each director or nominee for director of the Company, by the executive officers of the Company named in the Summary Compensation Table and by all directors and executive officers of the Company as a group as of March 30, 2012. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting power and sole investment power with respect to the shares shown. As of March 30, 2012, the Company was not aware of any persons that were the beneficial owners of more than 5% of the Company's outstanding common stock.

| Name | Number of Shares Owned (Excluding Options) | Number of Shares That May Be Acquired Within 60 Days By Exercising Options | Percent of Common Stock Outstanding (1) |
|---|---|---|---|
| *Directors* | | | |
| Robert H. Breakfield | 31,927 | 1,500 | 1.87% |
| William M. Graham | 23,895 | 3,000 | 1.50 |
| Carl L. Mason | 14,481 | 3,000 | * |
| Dwight V. Neese | 62,500 | 10,000 | 4.03 |
| Russell H. Smart | 30,000 | – | 1.68 |
| Philip C. Wilkins | 10,082(2) | 1,500 | * |
| *Named Executive Officers Who Are Not Also Directors* | | | |
| Richard H. Flake | 37,190(3) | 9,500 | 2.59 |
| Lud W. Vaughn | 5,650 | 10,250 | * |
| All directors and executive officers as a group (10 persons) | 245,038 | 49,250 | 16.00 |

* Less than 1% of the shares outstanding.

(1) Based on 1,790,599 shares of Company common stock outstanding and entitled to vote as of March 30, 2012, plus the number of shares that may be acquired within 60 days by each individual (or group of individuals) by exercising stock options.

(2) Includes 120 shares held by Dr. Wilkins' spouse.

(3) Includes 1,984 shares owned by the individual retirement account of Mr. Flake's spouse.

# Items to Be Voted on By Stockholders

## Item 1 — Election of Directors

The Company's Board of Directors consists of six members. The Board is divided into three classes with three-year staggered terms, with one-third of the directors elected each year. Two directors will be elected at the annual meeting to serve for a three-year term or until their respective successors have been elected and qualified. The nominees for election this year are Russell H. Smart and Philip C. Wilkins, DMD, each of whom is a director of the Company and the Bank.

The Board of Directors intends that the proxies solicited by it will be voted for the election of the nominees named above. If any nominee is unable to serve, the persons named in the proxy card would vote your shares to approve the election of any substitute proposed by the Board of Directors. At this time, the Board of Directors knows of no reason why any nominee would be unable to serve.

**The Board of Directors recommends a vote "FOR" the election of each of the nominees.**

Information regarding the Board of Directors' nominees and the directors continuing in office is provided below. Unless otherwise stated, each individual has held his current occupation for the last five years. The age indicated in each individual's biography is as of December 31, 2011. The indicated period for service as a director includes service as a director of the Bank.

## Nominees for Election as Directors

The following nominees are standing for election for terms ending in 2015:

*Russell H. Smart.* Mr. Smart is a vice president and secretary/treasurer of Windsor/Aughtry Co., a real estate development company in Greenville, South Carolina. Age 60. Director since 2007.

Mr. Smart provides the Board with critical experience in real estate, especially single family residential development and retail and hotel development. Mr. Smart also provides excellent business, managerial and accounting insight, gained both in his current position as a chief financial officer and his business education. Mr. Smart's involvement in local organizations has allowed him to develop strong ties to the community.

*Philip C. Wilkins, DMD.* Dr. Wilkins is a dentist in Winnsboro, South Carolina. Age 56. Director since 1999.

Dr. Wilkins' strong ties to the community, through his dental practice and involvement in civic and religious organizations, provides the Board with valuable insight regarding the local business and consumer environment.

## Directors Continuing in Office

The following directors have terms ending in 2013:

*Robert H. Breakfield.* Mr. Breakfield is a self-employed attorney in Rock Hill, South Carolina and a professor of business law at Winthrop University, located in Rock Hill. Age 64. Director since 2004.

As an attorney with significant experience in business law issues, Mr. Breakfield provides the Board with the legal knowledge necessary to assess issues facing the Board effectively. He also is a strong advocate of the Company through his commitment to civic and community involvement.

*Dwight V. Neese.* Mr. Neese is the President and Chief Executive Officer of the Company and the Bank. Age 61. Director since 1995.

Mr. Neese's extensive experience in the local banking industry and involvement in business and civic organizations in the communities in which the Bank serves affords the Board valuable insight regarding the business and operation of the Bank. Mr. Neese also provides valuable knowledge of the Company's and the Bank's business and history.

The following directors have terms ending in 2014:

*William M. Graham.* Mr. Graham is retired. Before his retirement, Mr. Graham was the owner and operator of Graham's Flowers in Union, South Carolina. Age 67. Director since 1990.

As a long-standing former local business owner, Mr. Graham gained practical business experience from a setting outside of the financial services industry that provides an understanding of the issues facing small business borrowers. Mr. Graham also provides insight to the commercial real estate market as he has been involved in various commercial real estate projects throughout North and South Carolina.

*Carl L. Mason.* Mr. Mason is the Chairman of the Board of Directors of the Company and the Bank. From February 2004 until September 2008, he was employed by TJ Turf to assist in the identification and procurement of investment properties for Winter Green Holdings, LLC. Mr. Mason was the President of Carlisle Finishing, a division of Cone Mills Corporation, a textile finishing company, before his retirement in 1999. Age 67. Director since 1989.

As a local realtor, Mr. Mason provides knowledge of the local residential real estate market. Further, his experience with Carlisle Finishing provides important management level experience. Mr. Mason acts as a strong steward for the Bank through his community and civic endeavors.

## Item 2 – A Non-Binding Resolution to Approve the Compensation of the Named Executive Officers

The Company is required, during the period in which any obligation arising from the Company's participation in the Troubled Asset Relief Program Capital Purchase Program remains outstanding, to submit to the stockholders a non-binding vote on the compensation of the Company's named executive officers, as described in the tabular and narrative disclosure regarding named executive officer compensation in this proxy statement.

This proposal, commonly known as a "say-on-pay" proposal, gives the Company's stockholders the opportunity to endorse or not endorse the Company's executive pay program and policies through the following resolution:

> "RESOLVED, that the stockholders approve the compensation of the named executive officers, as disclosed in the compensation tables and related material in this proxy statement."

This vote shall not be binding on the Board of Directors and will not be construed as overruling a decision by the Board nor create or imply any additional fiduciary duty by the Board. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

The Board of Directors believes that the compensation practices of the Company are appropriate.

**The Board of Directors unanimously recommends a vote "FOR" approval of the compensation of the named executive officers.**

## Item 3 – Ratification of the Independent Registered Public Accounting Firm

The Audit/Compliance Committee of the Board of Directors has appointed Elliott Davis, LLC to be the Company's independent registered public accounting firm for 2012, subject to ratification by stockholders. A representative of Elliott Davis, LLC is expected to be present at the annual meeting to respond to appropriate questions from stockholders and will have the opportunity to make a statement should he or she desire to do so.

If the ratification of the appointment of the independent registered public accounting firm is not approved by a majority of the votes cast by stockholders at the annual meeting, other independent public auditors will be considered by the Board of Directors.

**The Board of Directors recommends that stockholders vote "FOR" the ratification of the appointment of the independent registered public accounting firm.**

# Executive Compensation

## Summary Compensation Table

The following information is furnished for the principal executive officer of the Company and the next two most highly compensated executive officers of the Company as measured by total compensation for the 2011 fiscal year.

| Name and Principal Position | Year | Salary ($) | Bonus ($) | All Other Compensation ($) (1) | Total ($) |
|---|---|---|---|---|---|
| Dwight V. Neese | 2011 | $230,400 | $ – | $ 23,393 | $253,793 |
| President and Chief Executive Officer | 2010 | 230,400 | – | 28,297 | 258,697 |
| Richard H. Flake | 2011 | 143,100 | – | 25,669 | 168,769 |
| Executive Vice President and Chief Financial Officer | 2010 | 143,100 | – | 17,362 | 160,462 |
| Lud W. Vaughn | 2011 | 150,800 | – | 7,540 | 166,634 |
| Executive Vice President and Chief Operating Officer | 2010 | 150,800 | – | 7,540 | 166,634 |

(1) Consists of employer contributions to the Bank's employee retirement plan. For Mr. Neese, also includes total perquisites of $11,873, which includes costs for medical and executive long-term disability insurance, a car and gas allowance and club dues. For Mr. Flake, also includes total perquisites of $18,514, which includes costs for medical and executive long-term disability insurance and a gas allowance. For Mr. Vaughn, excludes perquisites, which were less than $10,000.

## Employment and Change In Control Agreements

Provident Community Bancshares and Provident Community Bank maintain a three-year employment agreement with each of Messrs. Neese and Flake. The term of the agreements are automatically extended by one day each day so that the term of the agreements remains at three years. Under the agreements, Mr. Neese serves as the President and Chief Executive Officer of the Company and the Bank and Mr. Flake serves as Executive Vice President and Chief Financial Officer of the Company and the Bank. Among other things, the agreements provide for an annual salary, participation in discretionary bonuses or other incentive compensation provided to senior management, and participation in stock benefit plans and other fringe benefits applicable to executive personnel.

Under the terms of their employment agreements, each of Messrs. Neese and Flake are subject to a one year non-compete if he terminates his employment for good reason (as defined in the agreement) or he is terminated without cause (as defined in the agreement).

The Bank is a party to a change in control agreement with Lud W. Vaughn. Each day, the term of the agreement is automatically extended by one day so that the term remains at two years.

See *"Retirement Benefits"* and *"Other Potential Post-Termination Benefits"* for a discussion of the benefits and payments Messrs. Neese, Flake and Vaughn may receive under their employment or change in control agreements upon their retirement or termination of employment.

## Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning unexercised options for each named executive officer that were outstanding as of December 31, 2011.

| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price | Option Expiration Date |
|---|---|---|---|---|
| Dwight V. Neese | 4,087 | – | $10.36 | 01/18/2012 |
| | 7,500 | – | 16.75 | 12/29/2013 |
| | 2,500 | – | 17.26 | 03/15/2015 |
| Richard H. Flake | 4,052 | – | $10.36 | 01/18/2012 |
| | 7,500 | – | 16.75 | 12/29/2013 |
| | 2,000 | – | 17.26 | 03/15/2015 |
| Lud W. Vaughn | 750 | – | $13.00 | 04/18/2012 |
| | 7,500 | – | 16.75 | 12/29/2013 |
| | 2,000 | – | 17.26 | 03/15/2015 |

## Retirement Benefits

Provident Community Bank has entered into supplemental executive retirement plans with Messrs. Neese, Flake and Vaughn. The supplemental executive retirement plans provide the executives with additional compensation at retirement or upon termination of employment by reason of death or disability. Messrs. Neese and Flake are entitled to an aggregate annual benefit from their plans of $159,100 and $81,400, respectively, upon normal retirement at or after age 65 for a period of 20 years. Mr. Vaughn is entitled to an annual benefit for a period of 15 years of $50,000 upon normal retirement at or after age 65. A reduced benefit is payable if the executives retire before age 65. The annual benefits are payable on a monthly basis to the executives or their designated beneficiaries.

Under the 1995 Stock Option Plan, outstanding stock options vest upon retirement and remain exercisable until the earlier of one year from the date of retirement or the expiration date of the stock options. Upon retirement, outstanding stock options granted pursuant to the 2001 Stock Option Plan remain exercisable until the earlier of one year from the date of retirement or the expiration date of the stock options. Under the 2006 Equity Incentive Plan, stock options vest upon retirement and remain exercisable until the earlier of two years from the date of retirement or the expiration date of the stock options.

## Other Potential Post-Termination Benefits

***Payments Made Upon Termination for Just Cause.*** If either Mr. Neese or Mr. Flake is terminated by Provident Community Bank or Provident Community Bancshares for just cause, the executive will receive his base salary through the date of termination and may retain the rights to any vested benefits subject to the terms of the plan or agreement under which those benefits are provided.

Under the 1995 Stock Option Plan and the 2001 Stock Option Plan, if an employee is terminated for cause (as defined in the plan), any stock option granted under these plans and held by the terminated employee is cancelled upon the date of termination. Under the 2006 Equity Incentive Plan, stock options granted under this plan and held by an employee are cancelled three months after an employee is terminated due to cause (as defined in the plan).

***Payments Made Upon Termination without Just Cause or With Good Reason.*** Messrs. Neese's and Flake's employment agreements provide that if we choose to terminate either executive's employment for reasons other than for just cause, or if either executive resigns after specified circumstances that would constitute good reason (as defined in the employment agreement), the executive will be entitled to receive an amount equal to his base salary, plus annual cash bonuses for each year remaining under the term of his agreement (determined by reference to the highest annual bonus received by the executive in the three years preceding his termination of employment). In addition, each executive would be entitled to a lump sum payment equal to the value of the benefits he would have received during the three years following his termination of employment. The employment agreements also provide Messrs. Neese and Flake with continued health, life or disability insurance coverage for thirty-six months following their termination of employment.

***Payments Made Upon Disability.*** Under their employment agreements, if either Mr. Neese or Mr. Flake becomes disabled and his employment is terminated, the executive will be entitled to disability pay equal to 75% of his monthly base salary in effect at the date of termination. He would continue to receive disability payments until the earlier of: (1) his death, (2) attainment of age 65 or (3) three years after his date of termination. All disability payments would be reduced by the amount of any disability benefits payable under our disability plans. In addition, the executive and his dependents would continue to be covered to the greatest extent possible under all benefit plans in which he participated before his disability as if he were actively employed by us.

Under their supplemental executive retirement plans, if Messrs. Neese, Flake or Vaughn terminates employment before age 65 as a result of a disability, the Bank will distribute an actuarially determined amount based upon the date of termination and remaining years of service before age 65. Under this plan, the Bank is obligated to distribute this amount on a monthly basis for 20 years to Messrs. Neese and Flake and 15 years to Mr. Vaughn or their designated beneficiaries. This distribution cannot exceed the benefits that would have been paid to the executive upon his retirement.

Upon termination due to disability, outstanding stock options granted pursuant to our 1995 Stock Option Plan vest and remain exercisable until the earlier of one year from the date of termination due to disability or the expiration date of the stock options. Under our 2001 Stock Option Plan, outstanding stock options vest upon termination due to disability and remain exercisable until the earlier of two years (one year in the case of incentive stock options) from the date of termination or the expiration date of the stock options. Under our 2006 Equity Incentive Plan, outstanding stock options vest upon termination due to disability and remain exercisable until the date defined in the stock option award (or, in the case of incentive stock options, the earlier of one year from the date of termination or the expiration date of the stock options).

***Payments Made Upon Death.*** Under their employment agreements, Mr. Neese's and Mr. Flake's estate are entitled to receive the compensation due to the executive through the end of the month in which his death occurs.

Under their supplemental executive retirement plans, if Messrs. Neese or Flake dies while in active service with the Bank, their designated beneficiaries are entitled to an annual benefit of $159,100 and $81,400, respectively, for a period of 20 years. If Mr. Vaughn dies while in active service with the Bank, his designated beneficiaries are entitled to an annual benefit of $50,000 for a period of 15 years. If the executive dies after payments under the agreement have commenced, their designated beneficiary will be entitled to the remaining payments.

Upon termination due to death, outstanding stock options granted pursuant to our 1995 Stock Option Plan vest and remain exercisable until the earlier of one year from the date of termination due to death or the expiration date of the stock options. Under our 2001 Stock Option Plan, outstanding stock options vest upon death and remain exercisable until the earlier of two years (one year in the case of incentive stock options) from the date of termination due to death or the expiration date of the stock options. Under our 2006 Equity Incentive Plan, outstanding stock options vest upon termination due to death and remain exercisable until the date defined in the stock option award (or, in the case of incentive stock options, the earlier of one year from the date of termination or the expiration date of the stock options).

***Payments Made Upon a Change in Control.*** Messrs. Neese's and Flake's employment agreements provide that if during the two-year period following a change in control (as defined in the agreement) the executive's employment is terminated without just cause or the executive voluntary terminates his employment for good reason, the executive will be entitled to a severance payment equal to three times the sum of his highest annual rate of base salary over the twelve months preceding the change in control and the highest cash bonus paid to or accrued on behalf of the executive over the three most recent fiscal years. In addition, the executive also will be entitled to receive a lump-sum payment equal to the contributions he would have received under our retirement programs for a period of thirty-six months, as well as continued participation in any Company health, life or disability insurance at the most favorable senior executive rate for the remaining term of his employment agreement. Section 280G of the Internal Revenue Code provides that payments related to a change in control that equal or exceed three times the individual's "base amount" (defined as average annual taxable compensation over the five preceding calendar years) constitute "excess parachute payments." Individuals who receive excess parachute payments are subject to a 20% excise tax on the amount that exceeds the base amount, and the employer may not deduct such amounts. Messrs. Neese's and Flake's employment agreements provide that if the total value of the benefits provided and payments made to the executive in connection with a change in control, either under his employment agreement alone or together with other payments and benefits that he has the right to receive from the Company and the Bank, exceed three times his base amount ("280G Limit"), the executive's severance payment will be reduced or revised so that the aggregate payments do not exceed his 280G Limit.

Mr. Vaughn's agreement provides that if, following a change in control (as defined in the agreement), the executive's employment is terminated without cause, the executive will be entitled to a severance payment equal to two times his base salary in effect on the effective date of a change in control, plus coverage under the Bank's life, medical and dental plans for twenty-four months. The change in control agreement provides that the total value of the benefits provided and payments made to Mr. Vaughn may not exceed his 280G Limit and that to ensure such a result the severance payment would be reduced.

Under their supplemental executive retirement plans, upon a change in control Messrs. Neese, Flake and Vaughn become entitled to their normal retirement benefit. The annual benefits are payable on a monthly basis to the executives or their designated beneficiaries beginning on the month following the executive becoming 65 years old.

In the event of a change in control of Provident Community Bancshares or Provident Community

Bank, outstanding stock options granted pursuant to our 1995 Stock Option Plan or 2001 Stock Option Plan automatically vest and, unless otherwise provided for in connection with such change in control, the option holder will receive in cash an amount equal to the difference between the fair market price of the securities and the exercise price of the option for each option held. Under our 2006 Equity Incentive Plan, a change in control accelerates the vesting of all outstanding stock options and, if the option holder is terminated other than for cause within 12 months of the change in control, the options will remain exercisable until the expiration date of the stock options. The value of the accelerated options count towards Messrs. Neese's, Flake's and Vaughn's 280G Limit.

# Other Information Relating to Directors and Executive Officers

## Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10% of any registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Executive officers, directors and greater than 10% stockholders are required by regulation to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of the copies of the reports it has received and written representations provided to the Company from the individuals required to file the reports, the Company believes that each of the Company's executive officers and directors has complied with applicable reporting requirements for transactions in Company common stock during the year ended December 31, 2011.

## Policies and Procedures for Approval of Related Person Transactions

We maintain a Policy and Procedures Governing Related Person Transactions, which is a written policy and set of procedures for the review and approval or ratification of transactions involving related persons. Under the policy, related persons consist of directors, director nominees, executive officers, persons or entities known to us to be the beneficial owner of more than five percent of any outstanding class of the voting securities of the Company, or immediate family members or certain affiliated entities of any of the foregoing persons.

Transactions covered by the policy consist of any financial transaction, arrangement or relationship or series of similar transactions, arrangements or relationships, in which:

- the aggregate amount involved will or may be expected to exceed $50,000 in any calendar year;
- the Company is, will, or may be expected to be a participant; and
- any related person has or will have a direct or indirect material interest.

The policy excludes certain transactions, including:

- any compensation paid to an executive officer of the Company if the Compensation Committee of the board approved (or recommended that the board approve) such compensation;
- any compensation paid to a director of the Company if the board or an authorized committee of the board approved such compensation; and

- any transaction with a related person involving consumer and investor financial products and services provided in the ordinary course of the Company's business and on substantially the same terms as those prevailing at the time for comparable services provided to unrelated third parties or to the Company's employees on a broad basis (and, in the case of loans, in compliance with the Sarbanes-Oxley Act of 2002).

Related person transactions will be approved or ratified by the Audit/Compliance Committee. In determining whether to approve or ratify a related person transaction, the Audit/Compliance Committee will consider all relevant factors, including:

- whether the terms of the proposed transaction are at least as favorable to the Company as those that might be achieved with an unaffiliated third party;
- the size of the transaction and the amount of consideration payable to the related person;
- the nature of the interest of the related person;
- whether the transaction may involve a conflict of interest; and
- whether the transaction involves the provision of goods and services to the Company that are available from unaffiliated third parties.

A member of the Audit/Compliance Committee who has an interest in the transaction will abstain from voting on approval of the transaction, but may, if so requested by the chair of the Audit/Compliance Committee, participate in some or all of the discussion.

## Transactions with Related Persons

The Sarbanes-Oxley Act of 2002 generally prohibits loans by the Company to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by the Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured financial institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. The Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit the Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee, although the Bank does not currently have such a program in place.

Pursuant to the Company's Audit/Compliance Committee Charter, the Audit/Compliance Committee periodically reviews, no less frequently than quarterly, a summary of the Company's transactions with directors and executive officers of the Company and with firms that employ directors, as well as any other related person transactions, to recommend to the disinterested members of the Board of Directors that the transactions are fair, reasonable and within Company policy and should be ratified and approved. Also, in accordance with banking regulations, the Board of Directors reviews all loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, exceed the greater of $25,000 or 5% of the Company's capital and surplus (up to a maximum of $500,000) and such loan must be approved in advance by a majority of the disinterested members of the Board of Directors. Additionally, pursuant to the Company's Code of Ethics and Business Conduct, all executive officers and directors of the Company must disclose any existing or emerging conflicts of interest to the President and Chief Executive Officer of the Company. Such potential conflicts of interest include, but are not limited to: (1) the Company conducting business with or competing against an organization in which a family member of an executive officer or director has an ownership or employment interest; or (2) the ownership of more than 1% of the outstanding securities or 5% of total assets of any business entity that does business with or is in competition with the Company.

## Submission of Stockholder Proposals and Nominations

Proposals that stockholders seek to have included in the proxy statement for the Company's next annual meeting must be received by the Company no later than December 10, 2012. However, if the annual meeting is held more than 30 calendar days from May 16, 2013, a stockholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation materials. Any such proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

The Company's Certificate of Incorporation provides that for a stockholder to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a stockholder must deliver notice of such nominations and/or proposals to the Secretary not less than 30 nor more than 60 days before the date of the annual meeting; provided that if less than 31 days' notice of the annual meeting is given to stockholders, such notice must be delivered not later than the close of the tenth day following the day on which notice of the annual meeting was mailed to stockholders. A copy of the Certificate of Incorporation may be obtained from the Company.

## Stockholder Communications

The Company encourages stockholder communications to the Board of Directors and/or individual directors. Stockholders who wish to communicate with the Board of Directors or an individual director should send their communications to the care of Wanda J. Wells, Corporate Secretary, Provident Community Bancshares, Inc., 2700 Celanese Road, Rock Hill, South Carolina 29732. Communications regarding financial or accounting policies should be sent to the attention of the Chairperson of the Audit/Compliance Committee. All other communications should be sent to the attention of the Chairperson of the Governance Committee.

## Miscellaneous

The Company will pay the cost of this proxy solicitation. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Company common stock. In addition to soliciting proxies by mail, directors, officers and regular employees of the Company may solicit proxies personally or by telephone. None of these persons will receive additional compensation for these activities.

The Company's Annual Report to Stockholders has been mailed to all persons who were stockholders as of the close of business on March 30, 2012. Any stockholder who has not received a copy of the Annual Report may obtain a copy by writing to the Secretary of the Company. The Annual Report is not to be treated as part of the proxy solicitation material or as having been incorporated herein by reference.

If you and others who share your address own your shares in "street name," your broker or other holder of record may be sending only one annual report and proxy statement to your address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, if a stockholder residing at such an address wishes to receive a separate annual report or proxy statement in the future, he or she should contact the broker or other holder of record. If you own your shares in "street name" and are receiving multiple copies of our annual report and proxy statement, you can request householding by contacting your broker or other holder of record.

[ This Page Intentionally Left Blank ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

**OR**

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File Number 1-5735

Provident Community Bancshares, Inc.
(Exact name of registrant as specified in its charter)

| Delaware<br>(State or other jurisdiction of incorporation or organization) | 57-1001177<br>(I.R.S. Employer Identification No.) |
|---|---|
| 2700 Celanese Road, Rock Hill, South Carolina<br>(Address of principal executive offices) | 29732<br>(Zip Code) |

Registrant's telephone number, including area code: (803) 325-9400

Securities registered pursuant to Section 12(b) of the Exchange Act: None

Securities registered pursuant to Section 12(g) of the Exchange Act:

| Common stock, par value $0.01 per share<br>Title of Class | Name of each exchange on which registered<br>OTCBB |
|---|---|

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes __ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes __ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X No __

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes X No __

Indicate by check mark if disclosure of delinquent filers to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of the registrant's knowledge, in definitive proxy or other information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

| (Check one): | Large accelerated filer [ ] | Accelerated filer [ ] |
|---|---|---|
| | Non-accelerated filer [ ] | Smaller reporting company [X] |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes __ No X

The aggregate market value of the voting stock held by non-affiliates, computed by reference to the price at which the voting stock was last sold on June 30, 2011, which is the last day of the registrant's second fiscal quarter, was approximately $852,209 (1,549,471 shares at $0.55 per share). Solely for this calculation it is assumed that directors and executive officers are affiliates of the registrant.

As of March 21, 2012, there were 1,790,599 shares of the registrant's common stock issued and outstanding.

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2012 Annual Meeting of Shareholders (Part III).

## INDEX

Part I



Part II



Part III



Part IV

## PART I

## Item 1. Business

### General

Provident Community Bancshares, Inc. ("Provident Community Bancshares") is the bank holding company for Provident Community Bank, N.A. (the "Bank"). Provident Community Bancshares has no material assets or liabilities other than its investment in the Bank. Provident Community Bancshares' business activity primarily consists of directing the activities of the Bank. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to the Bank. Provident Community Bancshares and the Bank are collectively referred to as the "Corporation" herein.

The Bank's operations are conducted through its main office in Rock Hill, South Carolina and seven full-service banking centers, all of which are located in the upstate area of South Carolina. The Bank is regulated by the Office of the Comptroller of the Currency (the "OCC"), is a member of the Federal Home Loan Bank of Atlanta (the "FHLB") and its deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC"). Provident Community Bancshares is subject to regulation by the Federal Reserve Board (the "FRB").

The business of the Bank primarily consists of attracting deposits from the general public and originating loans to consumers and businesses. The Bank also maintains a portfolio of investment securities. The principal sources of funds for the Bank's lending activities include deposits received from the general public, interest and principal repayments on loans and, to a lesser extent, borrowings from the FHLB and other parties. The Bank's primary source of income is interest earned on loans and investments. The Bank's principal expense is interest paid on deposit accounts and borrowings and expenses incurred in operating the Bank.

On December 21, 2010, the Bank entered into a stipulation and consent to the issuance of a consent order with the Office of the Comptroller of the Currency. The Order is a formal enforcement action pursuant to which the Bank has agreed to address specific areas through the adoption and implementation of procedures, plans and policies designed to enhance the safety and soundness of the Bank. These affirmative actions include management assessment, implementation of plans to address capital, our interest in problem assets, asset concentration, allowance for loan losses, loan portfolio management, strategic planning and liquidity and funds management. In addition, the Bank is required to maintain specified capital levels, notify the Comptroller of director and management changes and obtain prior approval of dividend payments.

### Forward-Looking Statement

This annual report contains certain "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. These forward-looking statements include, but are not limited to, estimates and expectations of future performance with respect to the financial condition and results of operations of the Corporation and other factors. These forward-looking statements are not guarantees of future performance and are subject to various factors that could cause actual results to differ materially from these forward-looking statements. These factors include, but are not limited to: changes in general economic and market conditions and the legal and regulatory environment in which the Corporation operates; the development of an interest rate environment that adversely affects the Corporation's interest rate spread or other income anticipated from the Corporation's operations; changes in consumer spending, borrowing and savings habits; adverse changes in the securities markets; changes in accounting policies and practices; and increased competitive pressures among financial services companies. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Corporation does not undertake—and specifically disclaims any obligation—to publicly release the results of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

## Competition

The Bank faces competition in both the attraction of deposit accounts and in the origination of mortgage, commercial and consumer loans. Its most direct competition for savings deposits historically has been derived from other commercial banks and thrift institutions located in and around Union, Laurens, Fairfield, Greenville and York Counties, South Carolina. As of June 30, 2011, according to information presented on the Federal Deposit Insurance Corporation's website, the Bank held 40.6% of the deposits in Union County, which was the second largest share of deposits out of five financial institutions in the county. Additionally, the Bank held 30.7% of the deposits in Fairfield County, which was the second largest out of three financial institutions in the county, 6.8% of the deposits in Laurens County, which was the sixth largest share of deposits out of nine financial institutions in the county and 3.2% of the deposits in York County, which was the ninth largest out of 17 financial institutions in that county. The Bank held 0.2% of the deposits in Greenville County, which was 30th out of 34 financial institutions in the county. The Bank competes with super-regional banks, such as BB&T, SunTrust and Carolina First Bank (which is part of TD Bank), and large regional banks, such as First-Citizens Bank and Trust Company of South Carolina. These competitors have substantially greater resources and lending limits than does the Bank and offer services that the Bank does not provide. The Bank faces additional significant competition for investor funds from money market instruments and mutual funds. It competes for savings by offering depositors a variety of savings accounts, convenient office locations and other services.

The Bank competes for loans principally through the interest rates and loan fees it charges and the efficiency and quality of the services it provides borrowers, real estate brokers and home builders. The Bank's competition for real estate loans comes principally from other commercial banks, thrift institutions and mortgage banking companies.

Competition has increased and is likely to continue to increase as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to market entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. The Gramm-Leach-Bliley Act, which permits affiliation among banks, securities firms and insurance companies, also has changed and may continue to change the competitive environment in which the Bank conducts business.

## Lending Activities

***General.*** Set forth below is selected data relating to the composition of the Bank's loan portfolio on the dates indicated (dollars in thousands).

| | At December 31, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2011 | | 2010 | | 2009 | | 2008 | | 2007 | |
| | Amount | Percent | Amount | Percent | Amount | Percent | Amount | Percent | Amount | Percent |
| Real estate loans: | | | | | | | | | | |
| Residential | $ 12,030 | 7.71% | $ 14,166 | 7.12% | $ 16,877 | 6.74% | $ 20,235 | 7.26% | $ 24,989 | 9.74% |
| Commercial | 97,547 | 62.52 | 124,190 | 62.44 | 151,184 | 60.37 | 172,197 | 61.79 | 147,201 | 57.39 |
| Construction loans | 308 | 0.20 | 665 | 0.34 | 2,923 | 1.17 | 5,867 | 2.11 | 4,764 | 1.86 |
| Total real estate loans | 109,885 | 70.43 | 139,021 | 69.90 | 170,984 | 68.28 | 198,299 | 71.16 | 176,954 | 68.99 |
| Consumer and installment loans | 37,829 | 24.25 | 45,269 | 22.76 | 52,287 | 20.88 | 57,002 | 20.45 | 51,846 | 20.21 |
| Commercial non-real estate | 12,939 | 8.29 | 22,231 | 11.17 | 33,242 | 13.27 | 32,404 | 11.63 | 33,924 | 13.23 |
| Total loans | 160,653 | 102.97 | 206,521 | 103.83 | 256,513 | 102.43 | 287,705 | 103.24 | 262,724 | 102.43 |
| Less: | | | | | | | | | | |
| Undisbursed loans in process | -- | -- | (143) | (0.07) | (320) | (0.13) | (1,926) | (0.69) | (2,379) | (0.93) |
| Loan discount unamortized | (231) | (0.14) | (269) | (0.13) | (309) | (0.12) | (383) | (0.14) | (476) | (0.18) |
| Allowance for loan losses | (4,549) | (2.92) | (7,379) | (3.71) | (5,579) | (2.23) | (6,778) | (2.43) | (3,344) | (1.30) |
| Deferred loan fees | 146 | 0.09 | 166 | 0.08 | 115 | 0.05 | 47 | 0.02 | (38) | (0.02) |
| Net loans receivable | $156,019 | 100.00% | $198,896 | 100.00% | $250,420 | 100.00% | $278,665 | 100.00% | $256,487 | 100.00% |

The following table sets forth, at December 31, 2011, certain information regarding the dollar amount of principal repayments for loans becoming due during the periods indicated (in thousands). Demand loans (loans having no stated schedule of repayments and no stated maturity) and overdrafts are reported as due in one year or less.

| | Due Within One Year | Due After 1 Year Through 5 Years | Due After 5 Years | Total |
|---|---|---|---|---|
| Real estate loans: | | | | |
| Residential loans | $ 179 | $ 1,311 | $10,540 | $ 12,030 |
| Commercial loans | 21,692 | 50,108 | 25,747 | 97,547 |
| Construction loans (1) | 308 | -- | -- | 308 |
| Consumer and installment loans | 7,164 | 13,709 | 16,956 | 37,829 |
| Commercial non-real estate loans | 6,496 | 4,721 | 1,722 | 12,939 |
| Total | $35,839 | $69,849 | $54,965 | $160,653 |

(1) Includes construction/permanent loans.

The actual average life of mortgage loans is substantially less than their contractual term because of loan repayments and because of enforcement of due-on-sale clauses that give the Bank the right to declare a loan immediately due and payable if, among other things, the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase, however, when current mortgage loan rates substantially exceed rates on existing mortgage loans.

The following table sets forth, at December 31, 2011, the dollar amount of loans due after December 31, 2012 which have fixed rates of interest and which have adjustable rates of interest (in thousands).

| | Fixed | Adjustable | Total |
|---|---|---|---|
| Real estate loans: | | | |
| Residential loans | $ 7,904 | $ 3,947 | $ 11,851 |
| Commercial loans | 45,595 | 30,260 | 75,855 |
| Consumer and installment loans | 13,981 | 16,684 | 30,665 |
| Commercial non-real estate loans | 4,534 | 1,909 | 6,443 |
| Total | $72,014 | $52,800 | $124,814 |

***Real Estate Loans.*** The Bank originates residential mortgage loans to enable borrowers to purchase existing single family homes or to construct new homes. At December 31, 2011, $12.0 million, or 7.7% of the Corporation's net loan portfolio consisted of loans secured by residential real estate (net of undisbursed principal, excluding construction loans).

Regulations limit the amount that national banks may lend in relationship to the appraised value of the real estate securing the loan, as determined by an appraisal at the time of loan origination. Federal banking regulations permit a maximum loan-to-value ratio of 100% for one-to four-family dwellings and 85% for all other real estate loans. The Bank's lending policies, however, limit the maximum loan-to-value ratio on one-to four-family real estate mortgage loans to 80% of the lesser of the appraised value or the purchase price. Any single-family loan made in excess of an 80% loan-to-value ratio and any commercial real estate loan in excess of a 75% loan-to-value ratio is required to have private mortgage insurance or additional collateral. In the past, the Bank has originated some commercial real estate loans in excess of a 75% loan-to-value ratio without private mortgage insurance or additional collateral.

The loan-to-value ratio, maturity and other provisions of the loans made by the Bank generally have reflected a policy of making less than the maximum loan permissible under applicable regulations, market conditions, and underwriting standards established by the Bank. Mortgage loans made by the Bank generally are long-term loans (15-30 years), amortized on a monthly basis, with principal and interest due each month. In the Bank's experience, real estate loans remain outstanding for significantly shorter periods than their contractual terms. Borrowers may refinance or prepay loans, at their option, with no prepayment penalty.

The Bank offers a full complement of mortgage lending products with both fixed and adjustable rates. Due to the nature of the Bank's marketplace, only a small percentage of residential loans are adjustable-rate mortgage loans ("ARMs"). The Bank offers ARMs tied to U.S. Treasury Bills with a maximum interest rate adjustment of 2% annually and 6% over the life of the loan. At December 31, 2011, the Bank had approximately $4.0 million of ARMs, or 2.6% of the Bank's total loans receivable. At December 31, 2011, $8.1 million, or 5.2%, of the Bank's loan portfolio consisted of long-term, fixed-rate residential real estate loans.

Net interest income depends to a large extent on how successful the Bank is in "matching" interest-earning assets and interest-bearing liabilities. The Corporation has taken steps to reduce its exposure to rising interest rates. For a discussion of these steps, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Commercial real estate loans constituted approximately $97.5 million, or 62.5%, of the Bank's net loan portfolio at December 31, 2011. Commercial real estate loans consist of permanent loans secured by multi-family loans, generally apartment houses, as well as commercial and industrial properties, including office buildings, warehouses, shopping centers, hotels, motels and other special purpose properties. Commercial real estate loans are originated and purchased for inclusion in the Bank's portfolio. These loans generally have 20 to 30-year amortization schedules and are callable or have balloon payments after five years. Typically, the loan documents provide for adjustment of the interest rate every one to three years. Fixed-rate loans secured by multi-family residential and commercial properties have terms ranging from 20 to 25 years.

Loans secured by multi-family and commercial real estate properties may involve greater risk than single-family residential loans. Such loans generally are substantially larger than single-family residential loans. Further, the payment experience on loans secured by commercial properties typically depends on the successful operation of the properties, and thus may be subject to a greater extent to adverse conditions in the real estate market or in the economy generally. Our largest commercial real estate loan relationship was a $4.2 million loan secured by commercial real estate including land and buildings located in Rock Hill, South Carolina. This loan was performing according to its original terms at December 31, 2011.

***Construction Loans.*** The Bank engages in construction lending that primarily is secured by single family residential real estate and, to a much lesser extent, commercial real estate. The Bank grants construction loans to individuals with a takeout for permanent financing from one of our correspondent mortgage lenders or another financial institution, and to approved builders on both presold and unsold properties.

Construction loans to individuals are originated for a term of one year or less or are originated to convert to permanent loans at the end of the construction period. Construction loans are originated to builders for a term not to exceed 12 months. Generally, draw inspections are handled by the appraiser who initially appraised the property; however, in some instances the draw inspections are performed by a new appraisal firm.

Construction financing affords the Bank the opportunity to achieve higher interest rates and fees with shorter terms to maturity than do single-family permanent mortgage loans. However, construction loans generally are considered to involve a higher degree of risk than single-family permanent mortgage lending due to: (1) the concentration of principal among relatively few borrowers and development projects; (2) the increased difficulty at the time the loan is made of estimating the building costs and the selling price of the property to be built; (3) the increased difficulty and costs of monitoring the loan; (4) the higher degree of sensitivity to increases in market rates of interest; and (5) the increased difficulty of working out loan problems.

At December 31, 2011, the Bank had approximately $308,000 outstanding in construction loans. Substantially all of these loans were secured by one- to four-family residences.

***Consumer Loans.*** The Bank's consumer loan portfolio primarily consists of automobile loans on new and used vehicles, mobile home loans, boat loans, second mortgage loans, loans secured by savings accounts and unsecured loans. The Bank makes consumer loans to serve the needs of its customers and as a way to improve the interest-rate sensitivity of the Bank's loan portfolio.

Consumer loans tend to bear higher rates of interest and have shorter terms to maturity than residential mortgage loans. However, consumer loans historically have tended to have a higher rate of default than residential mortgage loans. Additionally, consumer loans entail greater risk than do residential mortgage loans, particularly in the case of loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In these cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected adversely by job loss, divorce, illness or personal bankruptcy.

***Commercial Loans.*** Commercial business loans are made primarily in our market area to small businesses through our branch network. Each county location of the branch network has an experienced commercial lender that is responsible for the generation of this product. In selective cases, we will enter into a loan participation within our market area to purchase a portion of a commercial loan that meets the Bank's underwriting criteria. We offer secured commercial loans with maturities of up to 20 years. The term for repayment will normally be limited to the lesser of the expected useful life of the asset being financed or a fixed amount of time, generally less than seven years. These loans have adjustable rates of interest indexed to the prime rate as reported in *The Wall Street Journal.* When making commercial loans, we consider the financial statements of the borrower, the borrower's payment history of both corporate and personal debt, the debt service capabilities of the borrower, the projected cash flows of the business, the viability of the industry in which the customer operates and the value of the collateral. A commercial loan generally is secured by a variety of collateral, primarily accounts receivable, inventory and equipment, and generally are supported by personal guarantees. Depending on the collateral used to secure the loans, commercial loans are made in amounts of up to 80% of the value of the collateral securing the loan. Our largest commercial loan relationship was a $1.2 million loan secured by retail assets located in Simpsonville, South Carolina. This loan was performing according to its original terms at December 31, 2011.

Unlike residential mortgage loans, which are generally made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flows of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

***Loan Solicitation and Processing.*** Loan originations come from walk-in customers, sales and solicitations from loan officers and loan participations. The Bank utilizes various officers and loan committees for the approval of real estate loans. The Board of Directors has appointed a Board Loan Committee comprised of two members elected annually from the Board of Directors and four senior executive officers of the Bank. A quorum of three members, including at least one Board member, is required for any action. This Committee has the authority to approve all secured and unsecured loan requests with the exception of a single loan request exceeding $3.0 million, which requires approval of the entire Board of Directors.

***Loan Originations, Purchases and Sales.*** During 2001, we phased out broker loan purchases and originations and reduced our mortgage lending operations to provide an increased capital allocation for consumer and commercial lending. Consequently, the Bank did not securitize any loans in either the 2011 or 2010 fiscal years. The Bank does not have any current plans to sell a large volume of loans, other than fixed-rate mortgage loans it originates through its retail branch network. The Bank periodically purchases participation interests in loans originated by other institutions. However, the Bank did not purchase any participation interests in 2011. These participation interests are primarily on commercial properties and carry either a fixed or adjustable interest rate. The Bank performs its own underwriting analysis on each of its participation interests before purchasing such loans and therefore believes there is no greater risk of default on these obligations. However, in a purchased participation loan, the Bank does not service the loan and thus is subject to the policies and practices of the lead lender with regard to monitoring delinquencies, pursuing collections and instituting foreclosure proceedings. The Bank is permitted to review all of the documentation relating to any loan in which the Bank participates, including any annual financial statements provided by a borrower. Additionally, the Bank receives periodic updates on the loan from the lead lender.

The following table sets forth the Bank's loan origination activity for the periods indicated (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Loans originated: | | | |
| Real estate loans: | | | |
| Residential loans | $ -- | $ 150 | $ 2,324 |
| Construction loans | -- | -- | -- |
| Commercial loans | 1,243 | 1,195 | 11,515 |
| Total mortgage loans originated | 1,243 | 1,345 | 13,839 |
| Consumer and installment loans | 1,634 | 2,692 | 5,419 |
| Commercial non-real estate loans | 1,335 | 3,766 | 11,484 |
| Total loans originated | $4,212 | $7,803 | $30,742 |
| Loan participations purchased | $ -- | $ – | $ 3,400 |
| Loan participations sold | $ -- | $ – | $ – |

***Asset Quality.*** We maintain loan quality monitoring policies and systems that require detailed monthly and quarterly analyses of delinquencies, non-performing loans, real estate owned and other repossessed assets. Reports of such loans and assets by various categories are reviewed by management and the Board of Directors. The majority of our loans are originated in upstate South Carolina.

We closely monitor trends in problem assets which include non-accrual loans, renegotiated loans, and real estate and other assets acquired in the settlement of loans. Renegotiated loans, or troubled debt restructurings, are those loans where the borrower is experiencing financial difficulties and we have agreed to concessions of the terms such as changes in the interest rate charged and/or other concessions.

***Problem Assets.*** The Bank determines a loan to be delinquent when payments have not been made according to contractual terms, typically evidenced by nonpayment of a monthly installment by the due date. The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectability of the loan. See Notes 1 and 4 of Notes to Consolidated Financial Statements.

A loan is impaired when it is probable, based on current information, the Bank will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Management has determined that, generally, a failure to make a payment within a 90-day period constitutes a minimum delay or shortfall and generally does not constitute an impaired loan. However, management reviews each past due loan on a loan-by-loan basis and may determine a loan to be impaired before the loan becoming over 90 days past due, depending upon the circumstances of that particular loan. A loan is classified as non-accrual at the time management believes that the collection of interest is improbable, generally when a loan becomes 90 days past due. The Bank's policy for charge-off of impaired loans is on a loan-by-loan basis. At the time management believes the collection of interest and principal is remote, the loan is charged off. It is our policy to evaluate impaired loans based on the fair value of the collateral. Interest income from impaired loans is recorded using the cash method.

Real estate acquired as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned. When such property is acquired it is recorded at the lower of the unpaid principal balance of the related loan or its fair market value less selling costs. Any subsequent write-down of the property is charged to income.

The Bank adjusts balances on real estate acquired in settlement of loans to the lower of cost or market based on appraised value when the property is received in settlement. These values reflect current market conditions and sales experience. See Notes 1 and 15 of Notes to Consolidated Financial Statements.

The following table sets forth information with respect to the Bank's non-performing assets for the periods indicated (dollars in thousands).

| | At December 31, | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2008 | 2007 |
| Non-accrual loans: | | | | | |
| Real estate | $ 1,220 | $ 1,534 | $ 649 | $ 389 | $ 356 |
| Commercial | 12,678 | 15,353 | 19,045 | 13,345 | 2,445 |
| Consumer | 2,908 | 1,939 | 1,175 | 2,267 | 171 |
| Total | 16,806 | 18,826 | 20,869 | 16,001 | 2,972 |
| Accruing loans which are contractually past due 90 days or more | 442 | 125 | – | – | – |
| Troubled debt restructurings (1) | 8,486 | 5,667 | 3,320 | 316 | 102 |
| Real estate owned, acquired through foreclosure | 8,398 | 10,618 | 5,917 | 667 | 856 |
| Total non-performing assets | $34,132 | $35,236 | $30,106 | $16,984 | $3,930 |
| Percentage of non-performing loans to loans receivable, net | 10.77% | 9.46% | 8.33% | 5.74% | 1.16% |
| As a percent of total assets | 9.06% | 8.62% | 6.59% | 3.91% | 0.96% |
| Allowance for loan losses as a percent of problem assets | 17.68% | 29.97% | 23.06% | 41.54% | 108.78% |

(1) Not already included in non-accrual or accruing troubled debt restructurings.

Non-performing assets decreased $1.1 million from $35.2 million at December 31, 2010 to $34.1 million at December 31, 2011, primarily due to a decrease in commercial non-accrual loans. These loans are primarily supported by commercial real estate and are currently being carried at management's best estimate of net realizable value, although no assurance can be given that no further losses will be incurred on these loans until the collateral has been acquired and liquidated or other arrangements can be made.

In addition to non-accrual loans of $16.8 million at December 31, 2011, management has identified approximately $12.5 million in potential problem loans as part of our special mention loan grade that could move to non-accrual status in future periods. Potential problem loans are loans where known information about possible credit problems of the borrowers causes management to have concerns as to the ability of such borrowers to comply with the present repayment terms and may result in disclosure of such loans as non-accrual in future periods. Management is actively working a plan of action to mitigate any loss exposure and will continue to monitor their respective cash flow positions.

According to GAAP, we are required to account for certain loan modifications or restructurings as a troubled debt restructuring ("TDR"). In general, the modification or restructuring of a debt is considered a TDR if we, for economic or legal reasons related to a borrower's financial difficulties, grant a concession to the borrower that we would not otherwise consider. Troubled debt restructurings increased $2.8 million from $5.7 million at December 31, 2010 to $8.5 million at December 31, 2011. The majority of this increase relates primarily to commercial real estate relationships that have been affected by the downturn in the commercial real estate market.

Real estate acquired through foreclosure decreased $2.2 million to $8.4 million at December 31, 2011 from $10.6 million at December 31, 2010, as a result of sales of commercial real estate properties. The real estate we have acquired through foreclosure is being actively marketed and maintained with the primary objective of liquidating the collateral at a value that provides for recovery of as much of the unpaid balance as possible in a reasonable period of time. The carrying value of these assets are believed to be representative of their fair market value, although there can be no assurance that the ultimate proceeds from the sale of these assets will be equal to or greater than the carrying values.

Interest income that would have been recorded for the year ended December 31, 2011 had non-accruing loans been current in accordance with their original terms amounted to approximately $1.1 million. Interest included in interest income on loans that were contractually past due 90 days or more at December 31, 2011 was $14,283.

Other than disclosed in the table and narrative above, there are no other loans at December 31, 2011 that management has serious doubts about the ability of borrowers to comply with present loan payment terms.

***Allowance for Loan Losses.*** In originating loans, we recognize that losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan. To cover losses inherent in the portfolio of performing loans, the Bank maintains an allowance for loan losses. Management's periodic evaluation of the adequacy of the allowance is based on a number of factors, including management's evaluation of the collectability of the loan portfolio, the composition and size of the portfolio, credit concentrations, trends in historical loss experience and economic conditions. Upon completion of the qualitative adjustments, the allowance is allocated to the components of the portfolio based on the adjusted factors. The amount of the allowance is based on the estimated value of the collateral securing the loan and other analysis pertinent to each situation.

The unallocated component of the allowance exists to mitigate the imprecision inherent in management's estimates of expected credit losses and includes its determination of the amounts necessary for concentrations, economic uncertainties and other subjective factors that may not have been fully considered in the allocated allowance. The relationship of the unallocated component to the total allowance may fluctuate from period to period. As of December 31, 2011, management has allocated the allowance to specific loan categories and, as a result, there was not an unallocated component of the allowance.

The Bank increases its allowance for loan losses by charging provisions for loan losses against income. The allowance for loan losses is maintained at an amount management considers adequate to absorb losses inherent in the portfolio. Although management believes that it uses the best information available to make such determinations, future adjustments to the allowance for loan losses may be necessary and results of operations could be affected significantly and adversely if circumstances substantially differ from the assumptions used in making the determinations.

The provision for loan loss calculation includes a segmentation of loan categories subdivided by residential mortgage, commercial real estate, commercial non-real estate and consumer loans. Each category is rated for all loans including performing groups. The weights assigned to each performing group are developed from previous loan loss experience and as the loss experience changes, the category weight is adjusted accordingly. In addition, as the amount of loans in each category increases and decreases, the provision for loan loss calculation adjusts accordingly.

While we believe that we have established the existing allowance for loan losses in accordance with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not request the Bank to increase significantly the allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that a substantial increase will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may affect adversely the Corporation's financial condition and results of operations. See Notes 1 and 4 of Notes to Consolidated Financial Statements for information concerning the provision and allowance for loan losses.

The following table sets forth an analysis of the Bank's allowance for loan losses for the periods indicated (dollars in thousands):

| | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2008 | 2007 |
| Balance at beginning of year | $7,379 | $5,579 | $6,778 | $3,344 | $2,754 |
| Loans charged off: | | | | | |
| Real estate | (4) | (695) | (123) | (28) | – |
| Commercial | (3,755) | (7,020) | (8,460) | (783) | (668) |
| Consumer | (341) | (990) | (1,533) | (65) | (45) |
| Total charge-offs | (4,100) | (8,705) | (10,116) | (876) | (713) |
| Recoveries: | | | | | |
| Real estate | 40 | 69 | 16 | 23 | 13 |
| Commercial | 211 | 1,320 | 203 | 45 | 218 |
| Consumer | 29 | 26 | 3 | 32 | 6 |
| Total recoveries | 280 | 1,415 | 222 | 100 | 237 |
| Net charge-offs | (3,820) | (7,290) | (9,894) | (776) | (476) |
| Provision for loan losses (1) | 990 | 9,090 | 8,695 | 4,210 | 1,066 |
| Balance at end of year | $4,549 | $7,379 | $5,579 | $6,778 | $3,344 |
| Balance as a percent of loans | 2.83% | 3.58% | 2.18% | 2.36% | 1.28% |
| Ratio of net charge-offs to average gross loans outstanding during the period | 2.13% | 3.13% | 3.64% | 0.28% | 0.20% |

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the factors responsible for changes in the provision for loan losses between the periods.

The Corporation experienced bad debt charge-offs, net of recoveries, of approximately $3.8 million for 2011 compared to $7.3 million for 2010. The decrease in bad debt charge-offs from the previous year relates primarily to lower write-downs required in the disposition of commercial real estate and consumer loans.

The following table sets forth the breakdown of the allowance for loan losses by loan category and the percentage of loans in each category to total loans for the periods indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of further losses and does not restrict the use of the allowance to absorb losses in any category (dollars in thousands):

| | At December 31, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2011 | | 2010 | | 2009 | | 2008 | | 2007 | |
| | Amount | % of Loans in Each Category to Total Loans | Amount | % of Loans in Each Category to Total Loans | Amount | % of Loans in Each Category to Total Loans | Amount | % of Loans in Each Category to Total Loans | Amount | % of Loans in Each Category to Total Loans |
| Real estate | $2,178 | 47.88% | $4,878 | 66.11% | $2,842 | 50.95% | $3,068 | 47.51% | $1,297 | 40.58% |
| Commercial | 1,887 | 41.48 | 2,166 | 29.35 | 1,599 | 28.66 | 2,110 | 32.68 | 1,268 | 39.68 |
| Consumer | 484 | 10.64 | 335 | 4.54 | 1,138 | 20.39 | 1,280 | 19.81 | 630 | 19.74 |
| Unallocated | -- | -- | -- | N/A | -- | N/A | 320 | N/A | 149 | N/A |
| Total allowance for loan losses | $4,549 | 100.00% | $7,379 | 100.00% | $5,579 | 100.00% | $6,778 | 100.00% | $3,344 | 100.00% |

***Asset Classification.*** The Office of the Comptroller of the Currency requires national banks to classify problem assets. Problem assets are classified as "substandard" or "impaired," depending on the presence of certain characteristics. Assets that currently do not expose the insured institution to sufficient risk to warrant classification in the above-mentioned categories but possess weaknesses are designated "special mention." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the institution will sustain some loss if the deficiencies are not corrected. Assets classified as "impaired" have all of the weaknesses inherent in those classified as "substandard" with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable."

When an institution classifies problem assets as either special mention or substandard, it is required to establish general allowances for loan losses in an amount deemed prudent by management. General allowances represent loss allowances that have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an institution classifies problem assets or a portion of assets as impaired, it is required either to establish a specific allowance for losses equal to 100% of the amount of the asset or a portion thereof so classified or to charge-off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the Comptroller of the Currency who can order the establishment of additional general or specific loss allowances. The Corporation considers all non-accrual loans to be non performing. Therefore, at December 31, 2011, loans classified as non performing totaled $16.8 million.

**Investment Activities**

The following table sets forth the Corporation's investment and mortgage-backed securities portfolio at the dates indicated (dollars in thousands):

| | At December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2011 | | 2010 | | 2009 | |
| **Available for sale:** | **Carrying Value** | **Percent of Portfolio** | **Carrying Value** | **Percent of Portfolio** | **Carrying Value** | **Percent of Portfolio** |
| Investment securities: | | | | | | |
| U.S. Agency obligations | $ 1 | 0.01% | $ 2 | 0.01% | $ 4 | 0.01% |
| Government Sponsored Enterprises | 87,538 | 52.77 | 54,772 | 36.89 | 78,471 | 53.08 |
| Municipal securities | -- | -- | -- | -- | 6,042 | 4.09 |
| Trust Preferred securities | 4,205 | 2.53 | 4,548 | 3.06 | 5,912 | 4.00 |
| Total investment securities | 91,744 | 55.31 | 59,322 | 39.96 | 90,429 | 61.18 |
| Mortgage-backed and related securities | 74,134 | 44.69 | 89,147 | 60.04 | 57,387 | 38.82 |
| Total | $165,878 | 100.00% | $148,469 | 100.00% | $147,816 | 100.00% |

| | At December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2011 | | 2010 | | 2009 | |
| **Held to maturity:** | **Carrying Value** | **Percent of Portfolio** | **Carrying Value** | **Percent of Portfolio** | **Carrying Value** | **Percent of Portfolio** |
| Municipal securities | $ -- | --% | $ -- | --% | $3,934 | 100.00% |

The Corporation increased its level of investment securities over the previous year with funds from loan reductions.

The Corporation purchases mortgage-backed securities, both fixed-rate and adjustable-rate, from Freddie Mac, Fannie Mae and Ginnie Mae with maturities from five to thirty years. The Corporation decreased its level of mortgage-backed securities in order to reduce extension risk and increased its level of government sponsored enterprises securities.

The Corporation in previous years purchased mortgage derivative securities in the form of collateralized mortgage obligations ("CMOs") issued by financial corporations. The amortized cost of the CMOs at December 31, 2011 was approximately $369,000 with a fair value of $351,000.

The Corporation has in the past purchased trust preferred corporate securities, both fixed-rate and adjustable-rate, with maturities up to thirty years. Trust preferred securities are issued by financial institutions through pooled trust preferred and single issue capital offerings. Because of the current trading dislocations in the debt markets, the traditional methods of market quotes have become unreliable for the valuation of the pooled trust preferred offerings. The pooled trust preferred securities have been downgraded below investment grade and accounting standards require a discounted cash flow analysis to project cash flows to be generated by the financial instrument. Total value of the pooled trust preferred securities is $1.4 million and is comprised of four securities. All of these securities are rated Bb or below by rating agencies

The Corporation engages third party service providers to assist in the cash flow analyses. Significant assumptions in the calculation are default rate, prepayment rate and discount rate. The Corporation and third party service providers also review the key financial information of the underlying issuers in the trust preferred pooled securities. The purpose of the review of this financial information is to forecast the expected default rate to be used in the cash flow calculations. Key assumptions used in the model are default rates of 1.2% to 3.6%, prepayment speeds of 0% and discount rates of 100 basis points to 300 basis points.

Based on these calculations, an other than temporary investment charge of $432,000 was recorded for 2011 that was related to these pooled trust preferred securities. The other than temporary impairment charge was due to write-downs recorded on pooled trust preferred securities as a result of projected shortfalls of interest and principal payments in calculations of the cash flow analyses of the securities. The total amortized cost of the trust preferred securities at December 31, 2011 was approximately $6.4 million with a fair value of $4.2 million. See Note 2 of Notes to Consolidated Financial Statements for more information regarding investment and mortgage-backed securities.

Management reviews securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

To determine which individual securities are at risk for other-than-temporary impairment, the Corporation considers various characteristics of each security including but not limited to the credit rating, the duration and amount of the unrealized loss, and any credit enhancements. The relative importance of this information varies based on the facts and circumstances surrounding each security, as well as the economic environment at the time of the assessment. As a result of this review, the Corporation identifies individual securities believed to be at risk for other-than-temporary impairment. These securities are evaluated by estimating projected cash flows based on the structure of the security and certain assumptions, such as prepayments, default rates, and loss severity to determine whether the Corporation expects to receive all of the contractual cash flows as scheduled. The Corporation recognizes an other-than-temporary impairment credit loss when the present value of the investment security's cash flows expected to be collected are less than the amortized cost basis.

The following table sets forth at market value the maturities and weighted average yields* of the Corporation's investment and mortgage-backed securities portfolio at December 31, 2011 (dollars in thousands):

| | Amount Due or Repricing within: | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | One Year or Less | | Over One to Five Years | | Over Five to Ten Years | | Over Ten Years | | Total | |
| | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield |
| **Available for Sale:** | | | | | | | | | | |
| Investment securities: | | | | | | | | | | |
| U.S. Agency obligations | $ 1 | 8.20% | $ -- | -- % | $ -- | -- % | $ -- | -- % | $ 1 | 8.20% |
| Government sponsored enterprises (1) | 43,456 | 2.20 | 12,471 | 1.94 | 22,591 | 2.81 | 9,020 | 3.27 | 87,538 | 2.43 |
| Trust Preferred securities | 2,789 | 4.17 | -- | -- | -- | -- | 1,416 | 7.00 | 4,205 | 5.12 |
| Total investment securities | 46,246 | 2.32 | 12,471 | 1.94 | 22,591 | 2.81 | 10,436 | 3.78 | 91,744 | 2.55 |
| Mortgage-backed and related securities | 5,918 | 2.76 | 5,445 | 1.30 | 17,587 | 2.68 | 45,184 | 2.60 | 74,134 | 2.53 |
| Total available for sale | $52,164 | 2.37 | $17,916 | 1.74 | $40,178 | 2.75 | $55,620 | 2.82 | $165,878 | 2.54 |

(1)The following GSE issuers exceed 10% of shareholders' equity at 12/31/11.

| Issuer | Book Value | Market Value |
|---|---|---|
| Fannie Mae (FNMA) | $41,950 | $42,051 |
| Freddie Mac (FHLMC) | 12,999 | 13,016 |
| Federal Farm Credit Bureau (FFCB) | 7,845 | 7,893 |
| Federal Home Loan Bank (FHLB) | 24,501 | 24,578 |
| | $87,295 | $87,538 |

*The weighted average yield is based upon the cost value and the total income received of the instrument.

At December 31, 2011, approximately $11.6 million of mortgage-backed securities were adjustable-rate securities.

## Deposits and Borrowings

General deposits are the major source of our funds for lending and other investment purposes. In addition to deposits, we derive funds from principal repayments and interest payments on loans and investment and mortgage-backed securities. Principal repayments and interest payments are a relatively stable source of funds, although principal prepayments tend to slow when interest rates increase. Deposit inflows and outflows may be influenced significantly by general market interest rates and money market conditions. During 2011, the Bank experienced a net decrease in deposits of approximately $29.9 million due to a decrease in NOW accounts and certificates of deposits, offset by an increase in money market accounts. The decrease was primarily due to reductions in interest rates.

***Deposits***. Local deposits are, and traditionally have been, the primary source of the Bank's funds for use in lending and for other general business purposes. We offer a number of deposit accounts including NOW accounts, money market savings accounts, passbook and statement savings accounts, individual retirement accounts and certificate of deposit accounts. Deposit accounts vary as to terms regarding withdrawal provisions, deposit provisions and interest rates.

We adjust the interest rates offered on our deposit accounts as necessary so as to remain competitive with other financial institutions in Union, Laurens, York, Greenville and Fairfield Counties in South Carolina.

The following table sets forth the time deposits of the Bank classified by rates as of the dates indicated (in thousands):

| | At or For the Year Ended December 31, | | |
|---|---|---|---|
| | **2011** | **2010** | **2009** |
| Up to 2.0% | $123,957 | $102,081 | $ 79,098 |
| 2.01% to 4.0% | 195 | 41,688 | 76,850 |
| 4.01% to 6.0% | 725 | 3,374 | 14,875 |
| 6.01% to 8.0% | -- | -- | 28 |
| Total time deposits | $124,877 | $147,143 | $170,851 |

The following table sets forth the maturities of time deposits at December 31, 2011 (in thousands):

| | **Amount** |
|---|---|
| Within three months | $ 36,434 |
| After three months but within six months | 29,511 |
| After six months but within one year | 22,611 |
| After one year but within three years | 35,386 |
| After three years but within five years | 935 |
| Total | $124,877 |

Certificates of deposit with maturities of less than one year decreased to $88.6 million at December 31, 2011 from $111.5 million at December 31, 2010. Historically, we have been able to retain a significant amount of deposits as they mature. In addition, we believe that we can adjust the offering rates of savings certificates to retain deposits in changing interest rate environments.

The following table indicates the amount of the Bank's jumbo certificates of deposit by time remaining until maturity as of December 31, 2011 (in thousands). Jumbo certificates of deposit are certificates in amounts of $100,000 or more.

| Maturity Period | Amount |
|---|---|
| Three months or less | $15,371 |
| Over three through six months | 12,452 |
| Over six months through twelve months | 9,543 |
| Over twelve months | 15,329 |
| Total jumbo certificates | $52,695 |

See Note 6 of Notes to Consolidated Financial Statements for additional information about deposit accounts.

***Borrowings.*** The Corporation utilizes advances from the FHLB agreements and other borrowings (security repurchase agreements and trust preferred capital obligations) to supplement its supply of lendable funds for granting loans, making investments and meeting deposit withdrawal requirements. See "Regulation and Supervision — Federal Home Loan Bank System."

The following tables set forth certain information regarding borrowings by the Bank at the dates and for the periods indicated (dollars in thousands):

| | At December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Balance outstanding at end of period: | | | |
| FHLB advances | $59,500 | $59,500 | $64,500 |
| Floating rate junior subordinated deferrable interest debentures | 12,372 | 12,372 | 12,372 |
| Securities sold under agreement to repurchase | 5,268 | 10,028 | 18,520 |
| Weighted average rate paid on: | | | |
| FHLB advances | 4.20% | 4.14% | 4.23% |
| Floating rate junior subordinated deferrable interest debentures | 2.25% | 3.71% | 3.77% |
| Securities sold under agreement to repurchase | 0.10% | 0.10% | 1.52% |

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Maximum amount of borrowings outstanding at any month end: | | | |
| FHLB advances | $59,500 | $64,500 | $69,500 |
| Floating rate junior subordinated deferrable interest debentures | 12,372 | 12,372 | 12,372 |
| Securities sold under agreement to repurchase | 10,421 | 19,008 | 20,411 |
| Approximate average borrowings outstanding: | | | |
| FHLB advances | $59,500 | $60,705 | $65,862 |
| Floating rate junior subordinated deferrable interest debentures | 12,372 | 12,372 | 12,372 |
| Securities sold under agreement to repurchase | 6,500 | 12,932 | 18,134 |
| Approximate weighted average rate paid on: | | | |
| FHLB advances | 4.20% | 4.22% | 4.23% |
| Floating rate junior subordinated deferrable interest debentures | 3.42% | 3.87% | 4.28% |
| Securities sold under agreement to repurchase | 0.10% | 0.67% | 1.56% |

At December 31, 2011, the Corporation had unused short-term secured lines of credit to purchase federal funds from unrelated banks totaling $4.0 million. These lines of credit are available on a one-to-ten day basis for general purposes of the Corporation. All of the lenders have reserved the right to withdraw these lines at their option. At December 31, 2011, the Bank had unused secured lines of credit for longer term advances totaling $17.8 million.

**Subsidiary Activities**

Under OCC regulations, the Bank generally may invest in operating subsidiaries, which may engage in activities permissible for the Bank itself. The Bank currently holds Provident Financial Services, Inc. as a non-active subsidiary.

Provident Community Bancshares maintains two subsidiaries other than the Bank. In fiscal year 2006, Provident Community Bancshares Capital Trust I and Capital Trust II were established as capital trusts under Delaware law to issue trust preferred securities. Provident Community Bancshares Capital Trust I issued trust preferred securities on July 21, 2006 while Capital Trust II issued trust preferred securities on December 15, 2006.

**Employees**

The Corporation has 67 full-time employees and 7 part-time employees. None of the employees are represented by a collective bargaining unit. We believe that relations with our employees are excellent.

## REGULATION AND SUPERVISION

### General

Provident Community Bancshares, which is a bank holding company, is required to file certain reports with the Federal Reserve Board ("FRB") and otherwise comply with the Bank Holding Company Act of 1956, as amended ("BHCA") and the rules and regulations promulgated thereunder. The FRB has supervisory and extensive enforcement authority over bank holding companies.

The Bank, as a national bank, is subject to extensive regulation, examination and supervision by the Office of the Comptroller of the Currency, as its primary regulator, and the Federal Deposit Insurance Corporation, as the deposit insurer. The Bank's deposit accounts are insured up to applicable limits by the Deposit Insurance Fund managed by the FDIC. The Bank must file reports with the OCC and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other institutions. The OCC and/or the FDIC conduct periodic examinations to test the Bank's safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves. Any change in such regulatory requirements and policies, whether by the OCC, the FDIC, or Congress, could have a material adverse impact on Provident Community Bancshares or the Bank and their operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") transferred responsibility for the implementation of financial consumer protection laws to a new independent agency in the FRB. The new agency, the Consumer Financial Protection Bureau, will issue rules and regulations governing consumer financial protection and fair lending laws. However, depository institutions of less than $10 billion in assets, such as the Bank, will continue to be examined for compliance with consumer protection and fair lending laws by their prudential regulators, which will also have enforcement authority.

Certain regulatory requirements applicable to the Bank and Provident Community Bancshares are referred to below or elsewhere herein. This description of statutory provisions and regulations applicable to national banks and their holding companies does not purport to be a complete description of such statutes and regulations and their effects on the Bank and Provident Community Bancshares.

### Holding Company Regulation

***Federal Regulation.*** As a bank holding company, Provident Community Bancshares is subject to examination, regulation and periodic reporting under the BHCA, as administered by the FRB. Provident Community Bancshares is required to obtain the prior approval of the FRB to acquire all, or substantially all, of the assets of any bank or bank holding company or merge with another bank holding company. Prior FRB approval is also required for Provident Community Bancshares to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, Provident Community Bancshares would, directly or indirectly, own or control more than 5% of any class of voting shares of the bank or bank holding company. In evaluating such transactions, the FRB considers such matters as the financial and managerial resources of and future prospects of the companies and banks involved, competitive factors and the convenience and needs of the communities to be served. Bank holding companies have authority under the BHCA to acquire additional banks in any state, subject to certain restrictions such as deposit concentration limits. In addition to the approval of the FRB, before any bank acquisition can be completed, prior approval may also be required from other agencies having supervisory jurisdiction over the banks to be acquired.

A bank holding company generally is prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the voting securities of any company conducting non-banking activities. One of the principal exceptions to this prohibition is for activities found by the FRB to be so closely related to banking or managing or controlling banks to be a proper incident thereto. Some of the principal activities that the FRB has determined by regulation to be closely related to banking are: (1) making or servicing loans; (2) performing certain data processing services; (3) providing discount brokerage services; (4) acting as fiduciary, investment or financial advisor; (5) finance leasing personal or real property; (6) making investments in corporations or projects designed primarily to promote community welfare; and (7) acquiring a savings association, provided that the savings association only engages in activities permitted by bank holding companies.

The Gramm-Leach-Bliley Act of 1999 authorizes a bank holding company that meets specified conditions, including being "well-capitalized" and "well managed," to opt to become a "financial holding company" and thereby engage in a broader array of financial activities than previously permitted. Such activities may include insurance underwriting and investment banking. The Gramm-Leach-Bliley Act also authorizes banks to engage through "financial subsidiaries" in certain of the activities permitted for financial holding companies. Financial subsidiaries are generally treated as affiliates for purposes of restrictions on a bank's transactions with affiliates.

The FRB has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to those of the OCC for the Bank. See "Capital Requirements." Further, the Dodd-Frank Act requires the FRB to issue consolidated capital requirements for bank holding companies that are at least as stringent as those applicable to the bank subsidiaries. However, the FRB's consolidated capital requirements, generally, do not apply to bank holding companies with consolidated assets of less than $500 million, and the Dodd-Frank Act incorporates that exception.

Bank holding companies are generally required to give the FRB prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of their consolidated net worth. The FRB may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, FRB order or directive, or any condition imposed by, or written agreement with, the FRB. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

The FRB has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the FRB's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the Bank holding company appears consistent with the organization's capital needs, asset quality, and overall financial condition. The FRB's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. The Dodd-Frank Act codified the FRB's source of strength and requires that regulations be issued on the subject. Furthermore, the FRB has authority to prohibit a bank holding company from paying a capital distribution where a subsidiary bank is undercapitalized. These regulatory policies could affect the ability of Provident Community Bancshares to pay dividends or otherwise engage in capital distributions.

The FRB has general authority to enforce the BHCA as to Provident Community Bancshares and may require a bank holding company to cease any activity or terminate control of any subsidiary engaged in an activity that the FRB believes constitutes a serious risk to the safety, soundness or stability of its bank subsidiaries.

Provident Community Bancshares and its subsidiaries are affected by the monetary and fiscal policies of various agencies of the United States Government, including the Federal Reserve System. In view of changing conditions in the national economy and money markets, it is impossible for the management of Provident Community Bancshares accurately to predict future changes in monetary policy or the effect of such changes on the business or financial condition of Provident Community Bancshares or the Bank.

**Acquisition of Provident Community Bancshares**

***Federal Regulation.*** Federal law requires that a notice be submitted to the FRB if any person (including a company), or group acting in concert, seeks to acquire 10% or more of Provident Community Bancshares' outstanding voting stock, unless the FRB has found that the acquisition will not result in a change in control of

Provident Community Bancshares. The FRB has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition.

Under the BHCA, any company would be required to obtain prior approval from the FRB before it may obtain "control" of Provident Community Bancshares within the meaning of the BHCA. "Control" generally is defined to mean the ownership or power to vote 25% or more of any class of voting securities of Provident Community Bancshares or the ability to control in any manner the election of a majority of Provident Community Bancshares' directors. An existing bank holding company would be required to obtain the FRB's prior approval under the BHCA before acquiring more than 5% of Provident Community Bancshares' voting stock. See "Holding Company Regulation."

**Federal Banking Regulations**

***Capital Requirements.*** The OCC's capital regulations require national banks to meet two minimum capital standards: a 4% Tier 1 capital to total adjusted assets ratio for most banks (3% for national banks with the highest examination rating) (the "leverage" ratio) and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital to total assets standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the financial institution examination rating system) and, together with the risk-based capital standard itself, a 4% Tier 1 capital to risk-based assets standard. "Tier 1 capital" is generally defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles (other than certain mortgage servicing rights and credit card relationships), a percentage of certain non-financial equity investments and certain other specified items.

The risk-based capital standard requires the maintenance of Tier 1 and total capital (which is defined as Tier 1 capital plus Tier 2 capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet activities, are multiplied by a risk-weight factor of 0% to 100%, as assigned by the OCC capital regulation based on the risks that the agency believes are inherent in the type of asset. The regulators have recently added a market risk adjustment to cover a bank's trading account, foreign exchange and commodity positions. Tier 2 capital may include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets, and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of Tier 2 capital included as part of total capital cannot exceed 100% of Tier 1 capital.

Both the OCC and the FRB have the discretion to establish higher capital requirements on a case-by-case basis where deemed appropriate in the circumstances of a particular bank or bank holding company.

At December 31, 2011, the Bank met each of the capital requirements required by regulations, but was not in compliance with the capital requirements imposed by the OCC in its Consent order.

***Prompt Corrective Regulatory Action.*** Under the prompt corrective action regulations, the OCC is required to take certain supervisory actions against undercapitalized institutions under its jurisdiction, the severity of which depends upon the institution's degree of undercapitalization. Generally, an institution that has a ratio of total capital to risk-weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be "undercapitalized." An institution that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and an institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, the OCC is required to appoint a receiver or conservator within specified time frames for an institution that is "critically undercapitalized." The regulation also provides that a capital restoration plan must be filed with the OCC within 45 days of the date an institution receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company in the amount of the lesser of 5% of the bank's total assets or the amount necessary to achieve compliance with applicable capital regulations. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The OCC could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

***Insurance of Deposit Accounts.*** Under the FDIC's risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors with less risky institutions paying lower assessments. An institution's assessment rate depends upon the category to which it is assigned. Effective April 1, 2009, assessment rates ranged from seven to 77.5 basis points. On February 7, 2011, the Federal Deposit Insurance Corporation issued final rules, effective April 2, 2011, implementing changes to the assessment rules resulting from the Dodd-Frank Act. Initially, the base assessment rates will range from two and one half to 45 basis points. The rate schedules will automatically adjust in the future when the Deposit Insurance Fund reaches certain milestones. No institution may pay a dividend if in default of the federal deposit insurance assessment.

The FDIC imposed on all insured institutions a special emergency assessment of five basis points of total assets minus Tier 1 capital, as of June 30, 2009 (capped at ten basis points of an institution's deposit assessment base), to cover losses to the Deposit Insurance Fund. That special assessment was collected on September 30, 2009. In lieu of further special assessments, the FDIC required insured institutions to prepay estimated quarterly risk-based assessments for the fourth quarter of 2009 through the fourth quarter of 2012. That prepayment, which included an assumed annual assessment base increase of 5%, was recorded as a prepaid expense asset as of December 30, 2009. As of December 31, 2009, and each quarter thereafter, a charge to earnings is recorded for each regular assessment with an offsetting credit to the prepaid asset.

Because of the recent difficult economic conditions, deposit insurance per account owner was recently raised to $250,000 for all types of accounts. That level was made permanent by the Dodd-Frank Act. In addition, the FDIC adopted an optional Temporary Liquidity Guarantee Program ("TLGP") under which, for a fee, noninterest-bearing transaction accounts would receive unlimited insurance coverage until December 31, 2010 and certain senior unsecured debt issued by institutions and their holding companies between October 13, 2008 and June 30, 2010 would be guaranteed by the FDIC through June 30, 2012, or in some cases, December 31, 2012. The Bank participates in the unlimited noninterest-bearing transaction account coverage while the Bank and the Company opted not to participate in the unsecured debt guarantee program.

Effective with the June 30, 2011 measurement period, the assessment base for federal deposit insurance was changed from the amount of insured deposits to consolidated assets less tangible capital. Additionally, changes were made to the Deposit Insurance Fund ("DIF") to increase the floor and eliminate the ceiling on the fund, which will generally require an increase in the level of assessments for institutions with assets in excess of $10 billion.

***Loans to One Borrower.*** National banks are subject to limits on the amount that they may lend to single borrowers. Generally, banks may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its capital and surplus (including Tier 1 capital, Tier 2 capital and the amount of the allowance for loan and lease losses not included in Tier 2 capital). An additional amount may be lent, equal to 10% of capital and surplus, if such loan is secured by readily-marketable collateral, which is defined to include certain financial instruments and bullion. At December 31, 2011, the Bank's limit on loans to one borrower was $4.4 million and the Bank's largest aggregate outstanding balance of loans to one borrower was $4.2 million.

***Limitation on Capital Distributions.*** National banks may not pay dividends out of their permanent capital and may not, without OCC approval, pay dividends in excess of the total of the bank's retained net income for the year combined with retained net income for the prior two years less any transfers to surplus and capital distributions. A national bank may not pay a dividend that would cause it to fall below any applicable regulatory capital standard.

***Branching.*** National banks are authorized to establish branches within the state in which they are headquartered to the extent state law allows branching by state banks. Federal law also provides for interstate branching for national banks. Interstate branching by merger was authorized as of June 1, 1997 unless the state in which the bank is to branch has enacted a law opting out of interstate branching or expedites the effective date by passing legislation. *De novo* interstate branching is permitted to the extent the state into which the bank is to branch has enacted a law authorizing banks chartered by that state to establish *de novo* branches.

***Transactions with Related Parties.*** The authority of a depository institution to engage in transactions with related parties or "affiliates" (*e.g.*, any company that controls or is under common control with an institution, including, in this case, Provident Community Bancshares) is limited by Sections 23A and 23B of the Federal Reserve Act ("FRA"). Section 23A limits the aggregate amount of covered transactions with any individual affiliate to 10% of the capital and surplus of the depository institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the depository institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in Section 23A and the purchase of low quality assets from affiliates is generally prohibited. Section 23B generally provides that certain transactions with affiliates, including loans and asset purchases, must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies.

The authority of the Bank to extend credit to executive officers, directors and 10% or greater shareholders ("insiders"), as well as entities such persons control, is governed by Sections 22(g) and 22(h) of the FRA and Regulation O thereunder. Among other things, such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and are not to involve more than the normal risk of repayment. There is an exception to this requirement for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. Regulation O also places individual and aggregate limits on the amount of loans that institutions may make to insiders based, in part, on the institution's capital position and requires certain board approval procedures to be followed. Extensions of credit to executive officers are subject to additional restrictions.

***Enforcement.*** The OCC has primary enforcement responsibility over national banks and has the authority to bring actions against such banks and all institution-affiliated parties, including directors, officers, stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership or conservatorship. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1.0 million per day in especially egregious cases. The FDIC has the authority to recommend to the OCC that it take enforcement action with respect to a national bank. If action is not taken by the agency, the FDIC has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations. The FRB has generally similar enforcement authority with respect to Provident Community Bancshares.

***Assessments.*** National banks are required to pay assessments to the OCC to fund the agency's operations. The general assessments, paid on a semi-annual basis, are computed based upon the national bank's (including consolidated subsidiaries) total balance sheet assets and financial condition.

***Community Reinvestment Act.*** The Community Reinvestment Act, ("CRA"), as implemented by OCC regulations, provides that a national bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OCC, in connection with its examination of a bank, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain corporate applications by such institution, such as mergers and branching. The Bank's most recent rating was "satisfactory."

***USA Patriot Act.*** The USA Patriot Act of 2001 (the "Patriot Act"), designed to deny terrorists and others the ability to obtain anonymous access to the United States financial system, has significant implications for depository institutions, brokers, dealers and other businesses involved in the transfer of money. The Patriot Act mandated that financial institutions implement additional policies and procedures with respect to, or additional measures designed to address matters such as: money laundering, suspicious activities and currency transaction reporting.

**Federal Reserve System**

The FRB regulations require savings institutions to maintain non-interest earning reserves against their transaction accounts (primarily NOW and regular checking accounts). For 2011, the regulations generally provided that reserves be maintained against aggregate transaction accounts as follows: for accounts aggregating $58.8 million or less (subject to adjustment by the FRB) the reserve requirement was 3%; and for accounts aggregating greater than $58.8 million, a reserve requirement of 10% (subject to adjustment by the FRB between 8% and 14%). The first $10.7 million of otherwise reservable balances (subject to adjustments by the FRB) were exempted from the reserve requirements. These amounts are adjusted annually and, for 2012, require a 3% ratio for up to $71.0 million and an exemption of $11.5 million. The Bank complies with the foregoing requirements.

**Federal Home Loan Bank System**

The Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. The Bank, as a member of the Federal Home Loan Bank of Atlanta, is required to acquire and hold shares of capital stock in the Federal Home Loan Bank of Atlanta. The Bank was in compliance with this requirement with an investment in Federal Home Loan Bank stock at December 31, 2011 of $3.4 million.

## Item 1A. Risk Factors

*An investment in shares of our common stock involves various risks. Before deciding to invest in our common stock, you should carefully consider the risks described below in conjunction with the other information in this annual report, including the items included as exhibits. Our business, financial condition and results of operations could be harmed by any of the following risks or by other risks that have not been identified or that we may believe are immaterial or unlikely. The value or market price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.*

**Non-performing assets remain elevated and we may be required to make further increases in our provision for loan losses and to charge-off additional loans in the future, each of which could adversely affect our results of operations.**

For the year ended December 31, 2011, we recorded a provision for loan losses of $990,000. We also recorded net loan charge-offs of $3.8 million. We are experiencing elevated levels of loan delinquencies and credit losses. The deterioration in the general economy and our market area has become a significant contributing factor to the increased levels of loan delinquencies and non-performing assets. General economic conditions, decreased home prices, slower sales and excess inventory in the housing market have caused the increase in delinquencies.

At December 31, 2011, our non-performing loans totaled $16.8 million, representing 10.5% of total loans. Total loans that we have classified as impaired, substandard or special mention, including our non-performing loans, totaled $38.0 million, representing 23.6% of total loans. If these loans do not perform according to their terms and the collateral is insufficient to pay any remaining loan balance, we may experience loan losses, which could have a material effect on our operating results. Like all financial institutions, we maintain an allowance for loan losses to provide for loans in our portfolio that may not be repaid in their entirety. We believe that our allowance for loan losses is maintained at a level adequate to absorb probable losses inherent in our loan portfolio as of the corresponding balance sheet date. However, our allowance for loan losses may not be sufficient to cover actual loan losses, and future provisions for loan losses could materially adversely affect our operating results.

In evaluating the adequacy of our allowance for loan losses, we consider numerous quantitative factors, including our historical charge-off experience, growth of our loan portfolio, changes in the composition of our loan portfolio and the volume of and trends in our non-performing, delinquent and classified loans. In addition, we use information about specific borrower situations, including their financial position and estimated collateral values, to estimate the risk and amount of loss for those borrowers. Finally, we also consider many qualitative factors, including general and economic business conditions, current general market collateral valuations, trends apparent in any of the factors we take into account and other matters, which are by nature more subjective and fluid. Our estimates of the risk of loss and amount of loss on any loan are complicated by the significant uncertainties surrounding our borrowers' abilities to successfully execute their business models through changing economic environments, competitive challenges and other factors. Because of the degree of uncertainty and susceptibility of these factors to change, our actual losses may vary from our current estimates.

At December 31, 2011, our allowance for loan losses as a percentage of total loans was 2.83%. Our regulators, as an integral part of their examination process, periodically review our allowance for loan losses and may require us to increase our allowance for loan losses by recognizing additional provisions for loan losses charged to expense, or to decrease our allowance for loan losses by recognizing loan charge-offs. Any such additional provisions for loan losses or charge-offs, as required by these regulatory agencies, could have a material adverse effect on our financial condition and results of operations.

**Our compliance with the provisions of a Consent Order recently entered into with the Office of the Comptroller of the Currency may adversely affect our financial condition and results of operations.**

We entered into a stipulation and consent to the issuance of a consent order with the Office of the Comptroller of the Currency. The Order is a formal enforcement action pursuant to which the Bank has agreed to address specific areas through the adoption and implementation of procedures, plans and policies designed to enhance the safety and soundness of the Bank. These affirmative actions include management assessment, implementation of plans to address capital, our interest in problem assets, asset concentration, allowance for loan losses, loan portfolio management, strategic planning and liquidity and funds management. In addition, the Bank is required to maintain specified capital levels, notify the Comptroller of director and management changes and obtain prior approval of dividend payments. The Order specifies certain timeframes for meeting these requirements, and we must furnish periodic progress reports to the Comptroller regarding its compliance. While we intend to take such actions as may be necessary to enable the Bank to comply with the requirements of the Order, the Bank may not be able to comply fully with the provisions of the Order, or to do so within the timeframes required, compliance with the Order may be more time consuming or more expensive than anticipated, compliance with the Order may not enable us to resume profitable operations and efforts to comply with the Order may have adverse effects on our financial condition and operations. Failure to comply with the Order could result in further regulatory enforcement actions and further restrictions on our operations.

**A return to recessionary conditions could result in increases in our level of non-performing loans and/or reduce demand for our products and services, which would lead to lower revenue, higher loan losses and lower earnings.**

Following a national home price peak in mid-2006, falling home prices and sharply reduced sales volumes, along with the collapse of the United States' subprime mortgage industry in early 2007, significantly contributed to a recession that officially lasted until June 2009, although the effects continued thereafter. Dramatic declines in real estate values and high levels of foreclosures resulted in significant asset write-downs by financial institutions, which have caused many financial institutions to seek additional capital, to merge with other institutions and, in some cases, to fail. Concerns over the United States' credit rating (which was recently downgraded by Standard & Poor's), the European sovereign debt crisis, and continued high unemployment in the United States, among other economic indicators, have contributed to increased volatility in the capital markets and diminished expectations for the economy.

A return of recessionary conditions and/or continued negative developments in the domestic and international credit markets may significantly affect the markets in which we do business, the value of our loans and investments, and our ongoing operations, costs and profitability. Further declines in real estate values and sales volumes and continued high unemployment levels may result in higher than expected loan delinquencies, increases in our levels of non-performing and classified assets and a decline in demand for our products and services. These negative events may cause us to incur losses and may adversely affect our capital, liquidity, and financial condition.

**We have experienced losses in each of the last three years and may not return to profitability.**

We have experienced losses for each of the past three fiscal years. These losses primarily resulted from our high level of non-performing assets and the resultant increased provision for loan losses. We may continue to suffer further losses as a result of these factors. As a result of these factors and other conditions, such as weakness in our local economy, we may not be able to return to profitability or do so in the near future.

**Further economic downturns may adversely affect our investment securities portfolio and profitability.**

At December 31, 2011, the cost basis of our available for sale investment portfolio was $166.5 million, including $370,000 of collateralized mortgage obligations ("CMOs") and $2.4 million of collateralized debt obligations ("CDOs") secured by trust preferred securities issued by various financial institutions. These CMOs are secured by first lien residential jumbo mortgage loans geographically dispersed across the United States with a significant amount of the CMOs secured by properties located in California.

At December 31, 2011, the fair value of these securities was $165.9 million. Under U.S. generally accepted accounting principles, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary ("OTTI") are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other non-credit related factors is recognized in other comprehensive income.

For the year ended December 31, 2011, we recognized a $432,000 OTTI charge on CDOs of which the entire amount was identified as credit related. These OTTI charges were determined by, among other things, a constant default rate, prepayments and loss severity of the security.

We closely monitor these and our other investment securities for changes in credit risk. The valuation of our investment securities and the determination of any OTTI with respect to such securities are highly complex and involve a comprehensive process, including quantitative modeling and significant judgment. The valuation of our investment securities will also continue to be influenced by external markets and other factors, including implementation of Securities and Exchange Commission and Financial Accounting Standards Board guidance on fair value accounting, and default rates of specific CMOs and CDOs, rating agency actions, and the prices at which observable market transactions occur. The current market environment significantly limits our ability to mitigate our exposure to valuation changes in our CMO and CDO securities by selling them. Accordingly, if market conditions do not improve or deteriorate further and we determine our holdings of these or other investment securities have additional OTTI, our future earnings and shareholders' equity could be materially adversely affected.

**We may need to raise additional capital in the future, but that capital may not be available when it is needed.**

We are required by the Consent Order to maintain Tier 1 capital at least equal to 8% of adjusted total assets and total capital of at least 12% of risk-weighted assets. To satisfy our capital requirements, we may need to raise additional capital. If we raise capital through the issuance of additional shares of our common stock or other securities, it would dilute the ownership interests of existing shareholders and may dilute the per share book value of our common stock. New investors may also have rights, preferences and privileges senior to our current shareholders, which may adversely impact our current shareholders.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside of our control, and on our financial performance. Accordingly, we may not be able to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, we may become subject to additional regulatory restrictions or have to shrink our balance sheet.

**Our increased emphasis on commercial lending may expose us to increased lending risks.**

At December 31, 2011, 62.5% of our loan portfolio consisted of commercial real estate loans and 8.3% of our loan portfolio consisted of commercial business loans. These types of loans generally expose a lender to greater risk of non-payment and loss and require a commensurately higher loan loss allowance than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the business and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Commercial business loans expose us to additional risks since they typically are made on the basis of the borrower's ability to make repayments from the cash flow of the borrower's business and are secured by non-real estate collateral that may depreciate over time. In addition, since such loans generally entail greater risk than one- to four-family residential mortgage loans, we may need to increase our allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with the growth of such loans. Also, many of our commercial borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one-to-four family residential mortgage loan.

**Our market area limits our growth potential.**

Some of our offices are located in areas that have experienced population and economic decline. Thus, our ability to originate loans and grow deposits in these areas may be limited. To counter this, we have attempted to expand our operations into communities that are experiencing population growth and economic expansion. This was the impetus for the opening of our banking centers in Rock Hill in York County and Simpsonville in Greenville County and the relocation of our main office to Rock Hill. However, we may not be able to successfully enter new markets with similar growth potential. If we are unable to do so, our ability to grow our business and our earnings will be restricted.

**Recently enacted regulatory reform may have a material impact on our operations.**

On July 21, 2010, the President signed into law The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). The Dodd-Frank Act created a new federal agency to administer consumer protection and fair lending laws, a function that was formerly performed by the depository institution regulators. The federal preemption of state laws that was formerly accorded federally chartered depository institutions, such as the Bank, was reduced as well, and State Attorneys General now have greater authority to bring a suit against a federally chartered institution for violations of certain state and federal consumer protection laws. The Dodd-Frank Act also imposed consolidated capital requirements on savings and loan holding companies effective in five years. The Dodd-Frank Act contains various other provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as occurred in 2008-2009. The full impact of the Dodd-Frank Act on our business and operations will not be known for years until regulations implementing the statute are written and adopted. The Dodd-Frank Act may have a material impact on our operations, particularly through increased regulatory burden and compliance costs.

In addition to the enactment of the Dodd-Frank Act, the federal regulatory agencies recently have begun to take stronger supervisory actions against financial institutions that have experienced increased loan losses and other weaknesses as a result of the recent economic crisis. The actions include the entering into written agreements and cease and desist orders that place certain limitations on their operations. Federal bank regulators recently have also been using with more frequency their ability to impose individual minimal capital requirements on banks, which requirements may be higher than those imposed under the Dodd-Frank Act or which would otherwise qualify the bank as being "well capitalized" under the Office of the Comptroller of the Currency's prompt corrective action regulations. If we were to become subject to a supervisory agreement or higher individual capital requirements, such action may have a negative impact on our ability to execute our business plan, as well as our ability to grow, pay dividends or engage in mergers and acquisitions and may result in restrictions in our operations.

**Increased and/or special FDIC assessments will hurt our earnings.**

The recent economic recession has caused a high level of bank failures, which has dramatically increased Federal Deposit Insurance Corporation resolution costs and led to a significant reduction in the balance of the Deposit Insurance Fund. As a result, the Federal Deposit Insurance Corporation significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. Increases in the base assessment rate increased our deposit insurance costs and negatively impacted our earnings. In addition, in May 2009, the Federal Deposit Insurance Corporation imposed a special assessment on all insured institutions. Our special assessment, which was reflected in earnings for the quarter ended June 30, 2009, was $211,000. In lieu of imposing an additional special assessment, the Federal Deposit Insurance Corporation required all institutions to prepay their assessments for all of 2010, 2011 and 2012, which for us totaled $2.0 million. Additional increases in the base assessment rate or additional special assessments would negatively impact our earnings.

**The limitations on executive compensation imposed through our participation in the Capital Purchase Program may restrict our ability to attract, retain and motivate key employees, which could adversely affect our operations.**

As part of our participation in the TARP Capital Purchase Program, we agreed to be bound by certain executive compensation restrictions, including limitations on severance payments and the clawback of any bonus and incentive compensation that were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria. The American Recovery and Reinvestment Act of 2010 provides more stringent limitations on severance pay and the payment of bonuses to certain officers and highly compensated employees. To the extent that any of these compensation restrictions do not permit us to provide a comprehensive compensation package to our key employees that is competitive in our market area, we have difficulty in attracting, retaining and motivating our key employees, which could have an adverse effect on our results of operations.

**The exercise of the warrant by Treasury will dilute existing shareholders' ownership interest and may make it more difficult for us to take certain actions that may be in the best interests of shareholders.**

In addition to the issuance of preferred shares, we also granted the Treasury a warrant to purchase 179,110 shares of common at a price of $7.77 per share. If the Treasury exercises the entire warrant, it would result in a significant dilution to the ownership interest of our existing stockholders and dilute the earnings per share value of our common stock. Further, if the Treasury exercises the entire warrant, it will become the largest shareholder of the Company. The Treasury has agreed that it will not exercise voting power with regard to the shares that it acquires by exercising the warrant. However, Treasury's abstention from voting may make it more difficult for us to obtain shareholder approval for those matters that require a majority of total shares outstanding, such as a business combination involving the Company.

**The terms governing the issuance of the preferred stock to Treasury may be changed, the effect of which may have an adverse effect on our operations.**

The Securities Purchase Agreement that we entered into with the Treasury provides that the Treasury may unilaterally amend any provision of the agreement to the extent required to comply with any changes in applicable federal statutes that may occur in the future. The American Recovery and Reinvestment Act of 2010 placed more stringent limits on executive compensation for participants in the TARP Capital Purchase Program and established a requirement that compensation paid to executives be presented to shareholders for a "non-binding" vote. Further changes in the terms of the transaction may occur in the future. Such changes may place further restrictions on our business or results of operations, which may adversely affect the market price of our common stock.

**Our inability to raise capital at attractive rates may restrict our ability to redeem the preferred stock we issued, which may lead to a greater cost of that investment.**

The terms of the preferred stock issued to the Treasury provide that the shares pay a dividend at a rate of 5% per year for the first five years after which time the rate will increase to 9% per year. It is our current goal to repay the Treasury before the date of the increase in the dividend rate on the preferred stock. However, our ability to repay the Treasury will depend on our ability to raise capital, which will depend on conditions in the capital markets at that time, which are outside of our control. We can give no assurance that we will be able to raise additional capital or that such capital will be available on terms more attractive to us than the Treasury's investment.

**Strong competition within our market area could hurt our profits and slow growth.**

We face intense competition both in making loans and attracting deposits. This competition has made it more difficult for us to make new loans and has occasionally forced us to offer higher deposit rates. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. According to the Federal Deposit Insurance Corporation, as of June 30, 2011, we held 2.1% of the deposits in Fairfield, Greenville, Laurens, Union and York Counties, in South Carolina, which was the 12th largest market share of deposits out of the 38 financial institutions that held deposits in these counties. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

**Changes in interest rates could reduce our net interest income and earnings.**

Our net interest income is the interest we earn on loans and investments less the interest we pay on our deposits and borrowings. Our net interest margin is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding. Changes in interest rates could adversely affect our net interest margin and, as a result, our net interest income. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to expand or contract. Our liabilities tend to be shorter in duration than our assets, so they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest margin to contract until the yield catches up. Changes in the slope of the "yield curve"—or the spread between short-term and long-term interest rates—could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities tend to be shorter in duration than our assets, when the yield curve flattens or even inverts, we could experience pressure on our net interest margin as our cost of funds increases relative to the yield we can earn on our assets.

**The trading history of our common stock is characterized by low trading volume. Our common stock may be subject to sudden decreases.**

Our common stock has not been regularly traded. We cannot predict whether a more active trading market in our common stock will occur or how liquid that market might become. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of our common stock at any given time, which presence is dependent upon the individual decisions of investors, over which we have no control.

The market price of our common stock may be highly volatile and subject to wide fluctuations in response to numerous factors, including, but not limited to, the factors discussed in other risk factors and the following:

- actual or anticipated fluctuations in our operating results;
- changes in interest rates;
- changes in the legal or regulatory environment in which we operate;
- press releases, announcements or publicity relating to us or our competitors or relating to trends in our industry;

- changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors;

- future sales of our common stock;

- changes in economic conditions in our marketplace, general conditions in the U.S. economy, financial markets or the banking industry; and

- other developments affecting our competitors or us.

These factors may adversely affect the trading price of our common stock, regardless of our actual operating performance, and could prevent you from selling your common stock at or above the price you desire. In addition, the stock markets, from time to time, experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of our common stock, regardless of our trading performance.

**We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.**

The Bank is subject to extensive regulation, supervision and examination by the Office of the Comptroller of the Currency, its chartering authority and federal regulator, and by the Federal Deposit Insurance Corporation, as insurer of its deposits. Provident Community Bancshares is subject to regulation and supervision by the Federal Reserve Board. Such regulation and supervision govern the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and for the depositors and borrowers of the Bank. The regulation and supervision by the Office of the Comptroller of the Currency, the Federal Reserve Board and the Federal Deposit Insurance Corporation are not intended to protect the interests of investors in Provident Community Bancshares common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

**Provisions of our certificate of incorporation, bylaws and Delaware law, as well as federal banking regulations, could delay or prevent a takeover of us by a third party.**

Provisions in our certificate of incorporation and bylaws and the corporate law of the State of Delaware could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our shareholders, or otherwise adversely affect the price of our common stock. These provisions include: supermajority voting requirements for certain business combinations; the election of directors to staggered terms of three years; and advance notice requirements for nominations for election to our board of directors and for proposing matters that shareholders may act on at shareholder meetings. In addition, we are subject to Delaware laws, including one that prohibits us from engaging in a business combination with any interested shareholder for a period of three years from the date the person became an interested shareholder unless certain conditions are met. These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors other than the candidates nominated by our Board.

**We currently are unable to pay dividends on our common stock.**

In the third quarter of 2010, we exercised our right to defer regularly scheduled interest payments on our outstanding junior subordinated debentures related to trust preferred securities. We also elected to defer payment of the quarterly cash dividend on our Fixed Rate Cumulative Perpetual Preferred Stock, Series A issued to the U.S. Treasury Department in connection with the Corporation's participation in the Treasury's TARP Capital Purchase

Program. Distributions on the trust preferred securities and dividends on the preferred stock are cumulative. We may not pay any cash dividends on our common stock until we have paid all missed interest and dividend payments on our outstanding junior subordinated debentures and preferred stock. In addition, cash dividends from the Bank are the primary source of funds for interest and dividend payments on our junior subordinated debentures and preferred stock and for payment of cash dividends to our shareholders. Under the Consent Order issued by the OCC, the Bank is currently prohibited from paying cash dividends without the prior consent of the OCC. We anticipate that the OCC will not approve any capital distributions by the Bank until the Bank demonstrates consistent profitability and, in such event, only if the Bank remains well capitalized.

**Item 1B. Unresolved Staff Comments**

Not applicable as the Company is a smaller reporting company.

**Item 2. Properties**

The Corporation owns two banking offices and an operations center in Union, South Carolina, one banking office in Winnsboro, South Carolina, two banking offices in Rock Hill, South Carolina and a banking office in each of Laurens, Jonesville and Simpsonville, South Carolina. The net book value of the Corporation's investment in premises and equipment totaled approximately $4.8 million at December 31, 2011. See Note 5 of Notes to Consolidated Financial Statements. All property is in good condition and meets the operating needs of the Corporation.

**Item 3. Legal Proceedings**

Neither Provident Community Bancshares nor the Bank is engaged in any legal proceedings of a material nature at the present time. From time to time, the Bank is involved in routine legal proceedings occurring in the ordinary course of business wherein it enforces the Bank's security interest in mortgage loans the Bank has made.

**Item 4. Mine Safety Disclosures**

Not applicable

**PART II**

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

**Common Stock Information**

Provident Community Bancshares, Inc.'s common stock was listed on the Nasdaq Capital Market under the symbol PCBS until November 3, 2011, at which point it began to be quoted on the Over-the-Counter Bulletin Board. As of March 15, 2012, there were 658 shareholders of record and 1,790,599 shares of common stock issued and outstanding.

The following table contains the range of high and low sales prices of Provident Community Bancshares' common stock as reported by the Nasdaq Capital Market (prior to November 3, 2011) and by the Over-the-Counter Bulleting Board (beginning November 3, 2011) and per share dividend as declared during each quarter of the last two calendar years.

| 2011 | High | Low | Dividend |
|---|---|---|---|
| Fourth Quarter | $0.61 | $0.12 | $ – |
| Third Quarter | 0.65 | 0.38 | – |
| Second Quarter | 0.94 | 0.47 | – |
| First Quarter | 2.22 | 0.58 | – |

| 2010 | High | Low | Dividend |
|---|---|---|---|
| Fourth Quarter | $1.71 | $0.52 | $ – |
| Third Quarter | 2.47 | 1.00 | – |
| Second Quarter | 3.25 | 2.16 | – |
| First Quarter | 2.74 | 2.00 | – |

Provident Community Bancshares is subject to the requirements of Delaware law, which generally limits dividends to an amount equal to the excess of the net assets of Provident Community Bancshares (the amount by which total assets exceed total liabilities) over its statutory capital or, if there is no excess, to its net profits for the current year and the immediately preceding fiscal year. See Note 19 to the Consolidated Financial Statements for information regarding certain limitations imposed on the Bank's ability to pay cash dividends to the holding company. Further, under the Consent Order, the Bank is prohibited from paying a cash dividend to the Corporation without prior regulatory approval.

As part of the Corporation's participation in the Capital Purchase Program of the U.S. Department of Treasury's Troubled Asset Relief Program, prior to the earlier of March 6, 2012 or the date on which the preferred stock issued in that transaction has been redeemed in full or the Treasury has transferred its shares to non-affiliates, the Corporation cannot increase its quarterly cash dividend above $0.03 per share, without prior approval by the Treasury. In July 2010, the Corporation exercised its right to defer the regularly scheduled quarterly distribution on its $12.4 million in subordinated debentures related to its two outstanding trust preferred security issuances and its regular quarterly cash dividend on its Fixed Rate Cumulative Perpetual Preferred Stock, Series A issued to the U.S. Treasury Department in connection with the Corporation's participation in the Treasury's TARP Capital Purchase Program. The Corporation is prohibited from paying any dividends to its holders of common stock until it resumes payment of such obligations.

**Purchases of Equity Securities By Issuer**

In May 2005, the Corporation implemented a share repurchase program under which the Corporation may repurchase up to 5% of the outstanding shares or 98,000 shares. In August 2006, the program was expanded by an additional 5% or 92,000 shares. As of December 31, 2011, 37,120 shares remained available for repurchase under the plan. However, as part of the Corporation's participation in the Capital Purchase Program of the U.S. Department of Treasury's Troubled Asset Relief Program, prior to the earlier of March 6, 2012 or the date on which the preferred stock issued in that transaction has been redeemed in full or the Treasury has transferred its shares to non-affiliates, the Corporation cannot repurchase any shares of its common stock, without the prior approval of the Treasury. The Corporation did not repurchase any shares of its common stock in the fourth quarter of 2011.

## Item 6. Selected Financial Data

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2008 | 2007 |
| **Operations Data**: | | | | | |
| Interest income | $ 14,025 | $ 16,653 | $ 20,899 | $ 22,785 | $ 26,009 |
| Interest expense | (5,483) | (8,211) | (11,593) | (13,206) | (15,214) |
| Net interest income | 8,542 | 8,442 | 9,306 | 9,579 | 10,795 |
| Provision for loan losses | (990) | (9,090) | (8,695) | (4,210) | (1,066) |
| Net interest income(loss) after provision for loan losses | 7,552 | (648) | 611 | 5,369 | 9,729 |
| Other income | 3,309 | 3,488 | 34 | 3,684 | 3,162 |
| Other expense | (11,026) | (11,939) | (12,047) | (10,046) | (10,167) |
| (Loss) income before income taxes | (165) | (9,099) | (11,402) | (993) | 2,724 |
| Income tax expense (benefit) | 25 | 4,715 | (4,011) | (596) | 534 |
| Net (loss) income | (190) | (13,814) | (7,391) | (397) | 2,190 |
| Preferred stock dividends and accretion | 475 | 475 | 382 | – | – |
| (Loss) income available to common shares | $ (665) | $ (14,289) | $ (7,773) | $ (397) | $ 2,190 |
| Net (loss) income per common share (Basic) | ($0.37) | ($7.98) | ($4.34) | ($0.22) | $1.21 |
| Net (loss) income per common share (Diluted) | ($0.37) | ($7.98) | ($4.34) | ($0.22) | $1.19 |
| Dividends paid per common shares | $ — | $ — | $0.06 | $0.46 | $0.45 |
| Weighted average number of common shares outstanding (Basic) | 1,790,599 | 1,790,599 | 1,789,743 | 1,784,412 | 1,810,916 |
| Weighted average number of common shares outstanding (Diluted) | 1,790,599 | 1,790,599 | 1,789,743 | 1,784,412 | 1,846,980 |

| | At December 31, | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2008 | 2007 |
| **Financial Condition**: | *(Dollars In Thousands)* | | | | |
| Assets | $376,645 | $408,718 | $457,003 | $434,218 | $407,641 |
| Cash and due from banks | 23,893 | 24,865 | 15,631 | 21,370 | 11,890 |
| Securities | 165,878 | 148,469 | 151,750 | 102,848 | 111,187 |
| Loans (net) | 156,019 | 198,896 | 250,420 | 278,665 | 256,487 |
| Deposits | 283,249 | 313,128 | 332,762 | 306,821 | 270,399 |
| Advances from Federal Home Loan Banl and other borrowings | 59,500 | 59,500 | 64,500 | 69,500 | 69,500 |
| Securities sold under agreement to repurchase | 5,268 | 10,028 | 18,520 | 19,005 | 24,131 |
| Floating rate junior subordinated deferrable interest debentures | 12,372 | 12,372 | 12,372 | 12,372 | 12,372 |
| Shareholders' equity | 12,470 | 10,269 | 26,121 | 23,924 | 27,313 |

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2008 | 2007 |
| **Other Selected Data:** | | | | | |
| Average interest rate spread | 2.39% | 2.12% | 2.13% | 2.37% | 2.70% |
| Net interest margin | 2.46 | 2.14 | 2.20 | 2.51 | 2.91 |
| (Loss) return on average assets | (0.05) | (3.16) | (1.61) | (0.10) | 0.55 |
| (Loss) return on average shareholders' equity | (1.72) | (56.15) | (28.89) | (1.46) | 8.25 |
| Operating expense to average assets | 2.81 | 2.75 | 2.25 | 2.33 | 2.42 |
| Ratio of average shareholders' equity to average assets | 2.82 | 5.63 | 5.62 | 6.60 | 6.63 |

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

### Critical Accounting Policies

The Corporation has adopted various accounting policies that govern the application of accounting principles generally accepted in the United States of America in the preparation of financial statements. The significant accounting policies of the Corporation are described in the footnotes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management that could have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Corporation.

*Allowance for Loan Losses*

We consider our accounting policies related to the allowance for loan losses to be critical, as these policies involve considerable subjective judgment and estimation by management. The allowance for loan losses is established through a provision for loan losses charged to expense. Our allowance for loan losses methodology is based on historical loss experience by loan type, specific homogeneous risk pools, and specific loss allocations. Our process for determining the appropriate level of the allowance for losses is designed to account for asset deterioration as it occurs. The provision for loan losses reflects loan quality trends, including the levels of and trends related to non-accrual loans, potential problem loans, criticized loans, and loans charged-off or recovered, among other factors.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectability of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. The evaluation also includes a component for expected losses on groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for loan losses, and may require the Corporation to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either impaired, substandard or special mention. For such loans that are also accounted for as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

The general allocated segment for loan loss calculation includes a stratification of loan categories subdivided by residential mortgage, commercial, commercial real estate and consumer loans. These stratifications are further divided into individual segments by call report groupings. The portfolio is segregated into risk-similar segments for which historical loss ratios are calculated and adjusted for identified changes in current portfolio characteristics. The allowance for each portfolio segment is developed from a combination of factors that reflects management's best judgment of the extent to which environmental factors, current trends and historical loss levels are more or less accurate indicators of current losses in the portfolio. Each category is rated for all loans including pass rated groups, special mention loans, and adversely classified non-impaired credits. The weights assigned to each performing group is developed from previous loan loss experience and as the loss experience changes, the category weight is adjusted accordingly. In addition, as the amount of loans in each category increases and decreases, the provision for loan loss calculation adjusts accordingly. Recovery of the carrying value of loans is dependent to some extent on the future economic environment and operating and other conditions that may be beyond the Corporation's control. Unanticipated future adverse changes in such conditions could result in material adjustments to allowance (and future results of operation).

We review each impaired loan on a loan-by-loan basis to determine whether the impairment should be recorded as a charge-off or a reserve based on our assessment of the status of the borrower and the underlying collateral. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical matter, at the loan's observable market value or fair value of the collateral less cost to sell if the loan is collateral dependent. If the resulting value of the impaired non-collateral loan is less than the recorded balance, the impairment must be recognized by creating a valuation allowance for the difference and recognizing a corresponding bad debt expense. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses. The risk characteristics used to aggregate loans are collateral type, borrower's financial condition and geographic location. Impairment of a collateral dependent loan is immediately charged-off against the allowance for loan and lease losses unless the fair value was based on an internal valuation pending receipt of a third party appraisal or other extenuating circumstances. Consumer loans are charged-off generally based on pre-defined past due periods.

See Notes 1 and 4 of the Notes to the Consolidated Financial Statements included in this annual report for a detailed description of the Corporation's estimation process and methodology related to allowance for loans losses.

*Fair Value Measurements*

A number of valuation techniques are used to determine the fair value of assets and liabilities in our financial statements. These include quoted market prices for securities, interest rate valuations based on the modeling of termination values adjusted for credit spreads with counterparties, and appraisals of real estate from independent licensed appraisers, among other valuation techniques. Fair value measures for assets and liabilities where there exists limited or no observable market data are based primarily on estimates, and are often calculated based on the economic and competitive environment, the characteristics of the asset or liability, and other factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there are inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values. Significant changes in the aggregate fair value of assets or liabilities required to be measured at fair value or for impairment will be recognized in the statement of operations. See Note 13 to the Consolidated Financial Statements for additional information.

*OTTI*

The evaluation and recognition of other-than-temporary impairment ("OTTI") on certain investments including our private label mortgage-backed securities and other corporate debt security holdings requires significant judgment and estimates. Some of the more critical judgments supporting the evaluation of OTTI include projected cash flows including prepayment assumptions, default rates and severities of losses on the underlying collateral within the security. Under different conditions or utilizing different assumptions, the actual OTTI recognized by us may be different from the actual amounts recognized in our consolidated financial statements. See Note 2 to the financial statements for the disclosure of certain of the assumptions used as well as OTTI recognized in the financial statements for the year ended December 31, 2011.

*Income Taxes*

Some of the more critical judgments supporting the deferred tax asset amount include judgments about the recovery of these accrued tax benefits. Deferred income tax assets are recorded to reflect the tax effect of the difference between the book and tax basis of assets and liabilities. These differences result in future deductible amounts that are dependent on the generation of future taxable income through operations or the execution of tax planning strategies. Due to the doubt of our ability to utilize the portion of the deferred tax asset that is not able to be offset against net operating loss carry backs and reversals of future taxable temporary differences projected to occur, management established a valuation allowance for the portion of the net deferred tax asset that is not recoverable through loss carrybacks.

## Average Balances, Interest and Average Yields/Cost

The following table sets forth certain information for the periods indicated regarding: (1) average balances of assets and liabilities; (2) the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities; and (3) average yields and costs. Such yields and costs for the periods indicated are derived by dividing income or expense by the average annual balance of assets or liabilities, respectively, for the periods presented.

| | Years Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2011 | | | 2010 | | | 2009 | | |
| | Average Balance | Interest | Average Yield/Cost | Average Balance | Interest | Average Yield/Cost | Average Balance | Interest | Average Yield/Cost |
| | (Dollars in thousands) | | | | | | | | |
| Interest-earning assets: | | | | | | | | | |
| Loans receivable, net (1) | $179,389 | $9,039 | 5.04% | $230,279 | $11,572 | 5.03% | $274,662 | $14,230 | 5.18% |
| Mortgage-backed securities | 77,516 | 2,549 | 3.29 | 42,777 | 1,615 | 3.78 | 73,619 | 3,616 | 4.91 |
| Investment securities: | | | | | | | | | |
| Taxable | 77,998 | 2,416 | 3.10 | 96,838 | 3,256 | 3.36 | 53,507 | 2,573 | 4.81 |
| Nontaxable | -- | -- | -- | 3,792 | 174 | 4.61 | 9,285 | 430 | 4.63 |
| Total investment securities | 77,998 | 2,416 | 3.10 | 100,630 | 3,430 | 3.41 | 62,792 | 3,003 | 4.78 |
| Deposits and federal funds sold | 22,458 | 21 | 0.09 | 20,909 | 36 | 0.17 | 12,185 | 50 | 0.41 |
| Total interest-earning assets | 357,361 | 14,025 | 3.92 | 394,595 | 16,653 | 4.22 | 423,258 | 20,899 | 4.94 |
| Non-interest-earning assets | 34,762 | | | 42,280 | | | 36,941 | | |
| Total assets | $392,123 | | | $436,875 | | | $460,199 | | |
| Interest-bearing liabilities: | | | | | | | | | |
| Savings accounts | $ 27,907 | 137 | 0.49 | $ 24,596 | 203 | 0.83 | $ 13,508 | 69 | 0.51 |
| Negotiable order of withdrawal accounts (2) | 114,365 | 734 | 0.64 | 122,438 | 2,009 | 1.64 | 117,381 | 2,385 | 2.03 |
| Certificate accounts | 136,334 | 1,683 | 1.23 | 157,296 | 2,875 | 1.83 | 185,452 | 5,541 | 2.99 |
| FHLB advances and other borrowings | 78,372 | 2,929 | 3.74 | 86,009 | 3,124 | 3.63 | 96,368 | 3,598 | 3.73 |
| Total interest-bearing liabilities | 356,978 | 5,483 | 1.54 | 390,339 | 8,211 | 2.10 | 412,709 | 11,593 | 2.81 |
| Non-interest-bearing sources: | | | | | | | | | |
| Non-interest-bearing deposits | 20,468 | | | 18,775 | | | 18,659 | | |
| Non-interest-bearing liabilities | 3,612 | | | 3,161 | | | 3,249 | | |
| Total liabilities | 381,058 | | | 412,275 | | | 434,617 | | |
| Shareholders' equity | 11,065 | | | 24,600 | | | 25,582 | | |
| Total liabilities and shareholders' equity | $392,123 | | | $436,875 | | | $460,199 | | |
| Net interest income | | $8,542 | | | $8,442 | | | $9,306 | |
| Interest rate spread (3) | | | 2.38% | | | 2.12% | | | 2.13% |
| Impact of noninterest-bearing sources (4) | | | 0.09 | | | 0.02 | | | 0.07 |
| Net interest margin (5) | | | 2.47% | | | 2.14% | | | 2.20% |
| Ratio of average interest-earning assets to average interest-bearing liabilities | 1.00x | | | 1.01x | | | 1.03x | | |

(1) Average loans receivable includes non-accruing loans. Interest income includes deferred loan fees and does not include interest on loans 90 days or more past due.
(2) Average costs include the affects of non-interest bearing deposits.
(3) Represents difference between weighted average yield on all interest-earning assets and weighted average rate on all interest-bearing liabilities.
(4) Represents the reduction of non-interest bearing deposits on total deposit funding costs.
(5) Represents net interest income before provision for loan losses as a percentage of average interest-earning assets.

**Rate/Volume Analysis**

The following table sets forth certain information regarding changes in interest income and interest expense of the Corporation for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (changes in volume multiplied by prior rate) and (2) changes in rate (changes in rate multiplied by prior volume). The net change attributable to the combined impact of rate and volume has been allocated to rate and volume variances consistently on a proportionate basis.

| | Years Ended December 31, 2011 vs. 2010 | | | Years Ended December 31, 2010 vs. 2009 | | |
|---|---|---|---|---|---|---|
| | Volume | Rate | Total | Volume | Rate | Total |
| | | | (Dollars in Thousands) | | | |
| Change in interest income: | | | | | | |
| Loans | $ (2,558) | $ 25 | $ (2,533) | $ (2,314) | $ (344) | $ (2,658) |
| Mortgage-backed securities | 1,312 | (378) | 934 | (1,515) | (486) | (2,001) |
| Investment securities (1) | (805) | (224) | (1,029) | 1,891 | (1,478) | 413 |
| Total interest income | (2,051) | (577) | (2,628) | (1,938) | (2,308) | (4,246) |
| Change in interest expense: | | | | | | |
| Deposits | (488) | (2,045) | (2,533) | (731) | (2,177) | (2,908) |
| Borrowings and other | (277) | 82 | (195) | (387) | (87) | (474) |
| Total interest expense | (765) | (1,963) | (2,728) | (1,118) | (2,264) | (3,382) |
| Change in net interest income | $ (1,286) | $ 1,386 | $ 100 | $ (820) | $ (44) | $ (864) |

(1) Includes fed funds and overnight deposits.

**Results of Operations**

***Comparison of Years Ended December 31, 2011 and December 31, 2010***

The Corporation recorded a net loss to common shareholders for the year ended December 31, 2011 of $665,000 compared to a net loss of $14.3 million for the year ended December 31, 2010. Net loss to common shareholders per share was ($0.37) per share (basic and diluted) for the year ended December 31, 2011 compared to ($7.98) per share (basic and diluted) for the year ended December 31, 2010. The improvement in 2011 was primarily due to a lower provision for loan losses in 2011, due primarily to a net reduction in total loans of $42.9 million, and a decrease in the other-than-temporary impairment of securities along with a decrease of $972,000 in expenses primarily related to the holding and disposition of foreclosed properties, offset by a decrease in the gain on the sale of investments. Net interest income before the loan loss provision for the year ended December 31, 2011 increased $100,000, or 1.2%, to $8.5 million compared to $8.4 million for the previous year. The increase was due primarily to a significant reduction in funding costs caused by declining interest rates.

***Interest Income.*** Total interest income decreased $2.6 million, or 15.8%, from $16.7 million for the year ended December 31, 2010 to $14.0 million for the year ended December 31, 2011. Interest income on loans decreased $2.5 million, or 21.9%, from $11.6 million for 2010 to $9.0 million for 2011 due to interest rates on loans increasing slightly and a decrease in the average balance of loans caused by a significant decline in loan originations as a result of higher underwriting standards and slower demand. Interest income on deposits, federal funds sold and investment securities decreased $95,000, or 1.9%, from $5.1 million for 2010 to $5.0 million for 2011. The decrease was due primarily to lower investment yields due to declining market interest rates, offset by higher average balances of mortgage-backed securities, deposits and federal funds sold.

***Interest Expense.*** Interest expense decreased $2.7 million from $8.2 million for 2010 to $5.5 million for 2011. Interest expense decreased $2.5 million for deposits and decreased $195,000 for other borrowings and floating rate junior subordinated deferrable interest debentures. Interest expense decreased due to lower market interest rates and lower average balances.

***Provision for Loan Losses.*** We have developed policies and procedures for evaluating the overall quality of our credit portfolio and the timely identification of potential problem credits. The Board of Directors reviews and approves the appropriate level for our allowance for loan losses quarterly based upon management's recommendations, the results of the internal monitoring and reporting system, quarterly external independent loan reviews and the analysis of economic conditions in our local markets. Additions to the allowance for loan losses, which are expensed as the provision for loan losses on our income statement, are periodically made to maintain the allowance at an appropriate level based on our analysis of the potential risk in the loan portfolio. Loan losses, which include write downs and charge offs are charged directly to the allowance while recoveries are credited against the allowance. The amount of the provision is a function of the size and composition of loans outstanding, the level of non-performing loans, historical loan loss experience, the amount of loan losses actually charged against the reserve during the given period, and current and anticipated economic conditions.

Our allowance for loan losses is based upon judgments and assumption of risk elements in the portfolio, future economic conditions and other factors affecting borrowers. The process includes identification and analysis of loss potential in various portfolio segments utilizing a credit risk grading process and specific reviews and evaluations of significant problem credits. In addition, we monitor overall portfolio quality through observable trends in delinquencies, charge-offs, and general and economic conditions in the market area. The adequacy of the allowance for loan losses and the effectiveness of our monitoring and analysis system are also reviewed periodically by the banking regulators, which may require that we increase the allowance for loan losses. Risks are inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers, and, in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

Our judgment about the adequacy of the allowance is based upon a number of assumptions about future events, which we believe to be reasonable, but which may not prove to be accurate. Thus, charge-offs in future periods could exceed the allowance for loan losses, or substantial additional increases in the allowance for loan losses could be required. Additions to the allowance for loan losses would result in a decrease of our net income and our capital. Based on present information, we believe the allowance for loan losses is adequate at December 31, 2011 to meet presently known and inherent risks in the loan portfolio. See "Item 1-Business Lending Activities-Allowance for Loan Losses" for more information on the determination of the allowance for loan losses.

The provision for loan losses decreased from $9.1 million for 2010 to $990,000 for 2011 primarily due to a decrease in net loans of $42.9 million, a decrease in non-performing assets and lower write-downs and charge-offs. Non-performing assets decreased $1.1 million from $35.2 million at December 31, 2010 to $34.1 million at December 31, 2011. The majority of this decrease relates primarily to reductions in commercial and construction real estate non-performing loans. Our non-performing loans totaled $16.8 million at December 31, 2011 compared to $18.8 million at December 31, 2010. Nonperforming loans totaled $17.0 million at September 30, 2011 and $18.9 million at June 30, 2011. Management continues to evaluate and assess all non-performing assets on a regular basis as part of its well-established loan monitoring and review process. At December 31, 2011, criticized and classified loans, including non-performing loans, totaled $38.0 million, compared to $44.7 million at December 31, 2010. Other real estate owned, that consists primarily of foreclosed commercial real estate properties, decreased $2.2 million for 2011. The Corporation experienced loan charge-offs, net of recoveries, of approximately $3.8 million for 2011 compared to $7.3 million for 2010. The loan charge-offs for 2011 related primarily to write-downs of commercial loans. The allowance for loan losses to total loans at December 31, 2011 was 2.83% compared to 3.58% at December 31, 2010. The allowance for loan losses to non-performing loans at December 31, 2011 was 27.1% compared to 39.2% at December 31, 2010.

Management has sought to provide an amount estimated to be necessary to maintain an allowance for loan losses that is adequate to cover the level of loss that management believed to be inherent in the portfolio as a whole, taking into account the Corporation's experience, economic conditions and information about borrowers available at the time of the analysis. However, if economic conditions in the Corporation's market areas are worse than currently anticipated, especially with respect to real estate related activities and real property values, further provisions for loan losses could be needed in the future.

While management uses the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the valuations. Such adjustments would be made in the relevant period and may be material to the financial statements.

***Non-Interest Income***
**(Dollars in thousands)**

| | Year ended December 31 | | |
|---|---|---|---|
| | 2011 | 2010 | % Change |
| Net gain on sale of investments | $1,125 | $1,824 | (38.3)% |
| Fees for financial services | 2,584 | 2,805 | (7.9) |
| Other–than-temporary-impairment write-down on securities | (432) | (1,202) | (64.1) |
| Other fees, net | 32 | 61 | (47.5) |
| Total non-interest income | $3,309 | $3,488 | (5.1) |

The decrease in non-interest income was due primarily to a reduction in gain on sale of investments of $699,000 offset by a reduction in other than temporary impairment charges of $770,000. The other than temporary impairment charges in each period relate to write-downs recorded on pooled trust preferred securities as a result of projected shortfalls of interest and principal payments in the cash flow analysis of the securities. Gains on sale of investments were $1.1 million for 2011 as the Corporation sold $77.1 million in investment securities to better position the investment portfolio for the potential of rising interest rates. Fees for financial services decreased primarily due to lower fees from a reduction in return check charges as a result of new government regulations on checking accounts.

***Non-Interest Expense***
**(Dollars in thousands)**

| | Year ended December 31 | | |
|---|---|---|---|
| | 2011 | 2010 | % Change |
| Compensation and employee benefits | $ 4,135 | $ 4,286 | (3.5)% |
| Occupancy and equipment | 2,532 | 2,515 | 0.7 |
| Deposit insurance premiums | 717 | 586 | 22.4 |
| Professional services | 581 | 549 | 5.8 |
| Advertising and public relations | 32 | 41 | (22.0) |
| OREO and loan operations | 1,711 | 2,683 | (36.2) |
| Telephone | 182 | 171 | 6.4 |
| Items processing | 294 | 332 | (11.5) |
| Other | 842 | 776 | 8.5 |
| Total non-interest expense | $11,026 | $ 11,939 | (7.6) |

Compensation and employee benefits decreased 3.5%, or $151,000, compared to the year ended December 31, 2010 due primarily to reductions in staffing levels and reductions in employee benefit costs. Occupancy and equipment expenses increased 0.7%, or $17,000, due primarily to higher ATM expense due to higher usage and higher system maintenance expense. Deposit insurance premiums increased 22.4%, or

$131,000, due primarily to higher FDIC assessments, offset by a reductions in total deposits. Professional services expense increased 5.8%, or $32,000, due primarily to higher legal, audit and regulatory examination expense. Advertising and public relations expense decreased 22.0%, or $9,000, due primarily to lower product and promotion expenses. OREO and loan operations costs decreased $972,000, or 36.2%, due to lower disposition costs associated with foreclosed real estate properties. Telephone expense increased $11,000, or 6.4%, due to network line changes. Items processing expense decreased $38,000, or 11.4%, due to lower NOW account balances as a result of interest rate reductions. Other expense increased $66,000, or 8.5%, due to higher loan appraisal cost required for loan review.

***Income Tax Expense.*** Due to the lower net loss that the Corporation recorded for the year ended December 31, 2011, the net income tax expense was $25,000 compared to a net income tax expense of $4.7 million for the year ended December 31, 2010. Income tax expense for the year ended December 31, 2010 included a $5.6 million charge for the recording of a valuation allowance for the write-down of deferred tax assets.

**Financial Condition, Liquidity and Capital Resources**

***Financial Condition***

***Assets.*** At December 31, 2011, assets totaled $376.6 million, a decrease of $32.1 million, or 7.8%, as compared to $408.7 million at December 31, 2010. In 2011 and, as part of its strategic plan, the Corporation implemented a program to shrink its balance sheet to increase its regulatory capital ratios. This shrinkage was accomplished with reductions in borrowings and higher cost deposits and was primarily funded with reductions in loans. Cash and cash equivalents decreased $972,000 to $23.9 million from $24.9 million at December 31, 2010. The decrease was due primarily to a reduction in interest earning balances with the Federal Reserve as a result of a reduction in deposit balances. Investment and mortgage-backed securities increased $17.4 million to $165.9 million from $148.5 million at December 31, 2010 as a result of funds invested with the proceeds from the reduction of loans. In addition, the Corporation sold $77.1 million in investment securities to decrease the concentration of mortgage-backed securities to reduce the potential of extension risk. The Corporation decreased its level of mortgage-backed securities for the year ended December 31, 2011 to $74.1 million compared to $89.1 million for the period ended December 31, 2010. This decrease was partially offset with increases in government sponsored enterprises securities to $87.5 million at December 31, 2011 compared to $54.8 million at December 31, 2010.

Total loans, net, decreased $42.9 million, or 21.6%, to $156.0 million at December 31, 2011 from $198.9 million at December 31, 2010. The decrease was due to a significant reduction in loan demand as a result of economic conditions currently present in South Carolina and higher underwriting standards. Consumer loans decreased $7.4 million, or 16.4%, during 2011, commercial loans decreased $35.9 million, or 24.5%, and residential mortgage loans decreased $2.1 million or 15.1%.

Real estate acquired through foreclosure decreased $2.2 million to $8.4 million at December 31, 2011 from $10.6 million at December 31, 2010, as a result of the sales of twenty commercial real estate properties totaling $4.1 million. The sales were offset by the addition of twenty-one commercial real estate properties totaling $3.3 million. The properties are being actively marketed and maintained with the primary objective of liquidating the collateral at a level which most accurately approximates fair market value and allows recovery of as much of the unpaid balance as possible. The carrying value of these assets are believed to be representative of their fair market value, although there can be no assurance that the ultimate proceeds from the sale of these assets will be equal to or greater than the carrying values.

Other assets decreased $1.9 million, or 29.9%, to $4.4 million at December 31, 2011 from $6.2 million at December 31, 2010 due primarily to a decrease in deferred tax liability as a result of higher fair market valuations for available for sale securities.

***Liabilities.*** Total liabilities decreased $34.3 million, or 8.6%, to $364.2 million at December 31, 2011 from $398.4 million at December 31, 2010. Total deposits decreased $29.9 million, or 9.5%, from $313.1 million at December 31, 2010 to $283.2 million at December 31, 2011. Time deposits decreased $22.3 million, or 15.1%, from $147.1 million at December 31, 2010 to $124.9 million at December 31, 2011 and transaction deposit accounts decreased $7.6 million, or 4.6%, from $166.0 million at December 31, 2010 to $158.4 million at December 31, 2011. The decrease in accounts was due primarily to falling interest rates. Securities sold under agreement to repurchase decreased $4.8 million, or 47.5%, from $10.0 million at December 31, 2010 to $5.3 million at December 31, 2011 due to the pay-down of these instruments.

***Shareholders' Equity.*** Shareholders' equity increased $2.2 million, or 21.4%, to $12.5 million at December 31, 2011 from $10.3 million at December 31, 2010 primarily due to a $2.4 million decrease in unrealized losses on securities available for sale, offset by a net operating loss of $190,000.

***Liquidity***

Liquidity is the ability to meet demand for loan disbursements, deposit withdrawals, repayment of debt, payment of interest on deposits and other operating expenses. The primary sources of liquidity are deposits, loan sales and repayments, borrowings, maturities, prepayment and sales of securities and interest payments.

The Corporation incorporates a liquidity management forecasting model to ensure adequate liquidity is maintained for current and future funding needs. The model projects forecasted loan growth for three and six month periods and projects funds that will be provided from deposits, investments and loan prepayments. Any projected shortfalls would utilize alternative funding sources such as available borrowing lines from the fed discount window or fed funds lines from other correspondent banks.

While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit outflows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. The primary investing activities of the Corporation are the origination of commercial and consumer loans and the purchase of investment and mortgage-backed securities. These activities are funded primarily by principal and interest payments on loans and investment securities, deposit growth, securities sold under agreements to repurchase, and the utilization of FHLB advances. During 2011, the Corporation originated $4.2 million in loans. At December 31, 2011, the Corporation's holdings of investment and mortgage-backed securities totaled $165.9 million, all of which was available for sale. Approximately $85.1 million and $78.5 million of investment securities at December 31, 2011 and December 31, 2010, respectively, were pledged as collateral to secure deposits of the State of South Carolina, and Union, Laurens and York counties along with additional borrowings and repurchase agreements.

During 2011, total deposits decreased $29.9 million. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by the Corporation and its local competitors and other factors. The Corporation closely monitors its liquidity position on a daily basis. Certificates of deposit, which are scheduled to mature in one year or less from December 31, 2011, totaled $88.6 million. The Corporation relies primarily on competitive rates, customer service, and long-standing relationships with customers to retain deposits. From time to time, the Corporation will also offer competitive special products to its customers to increase retention and to attract new deposits. Based upon the Corporation's experience with deposit retention and current retention strategies, management believes that, although it is not possible to predict future terms and conditions upon renewal, a significant portion of such deposits will remain with the Corporation. If the Corporation requires funds beyond its ability to generate them internally, additional external sources of funds are available through FHLB advances, lines of credit and wholesale deposits. At December 31, 2011, the Corporation had outstanding $59.5 million of FHLB borrowings and $5.3 million of securities sold under agreements to repurchase. At December 31, 2011, the Corporation had unused short-term secured lines of credit to purchase federal funds from unrelated banks totaling $4.0 million and the ability to borrow an additional $17.8 million from secured borrowing lines. Lines of credit are available on a one-to-ten day basis for general purposes of the Corporation. All of the lenders have reserved the right to withdraw these lines at their option.

See Note 17 to the Consolidated Financial Statements for further information about commitments and contingencies.

***Parent Company Liquidity***

Provident Community Bancshares, Inc. is a separate legal entity from the Bank and must provide for its own liquidity. In addition to its operating expenses, Provident Community Bancshares is responsible for paying any dividends declared to its shareholders and paying the obligations on its outstanding debentures and preferred stock. The Corporation did not pay cash dividends to common shareholders in 2011 or 2010. The payment of cash dividends for common shares was suspended after the first quarter of 2009 to retain capital and it is unknown at this time when or if the program will resume. In July 2010, the Corporation exercised its right to defer the regularly scheduled quarterly distribution on its $12.3 million in subordinated debentures related to its two outstanding trust preferred security issuances and its regular quarterly cash dividend on its Fixed Rate Cumulative Perpetual Preferred Stock, Series A issued to the U.S. Treasury Department in connection with the Company's participation in the Treasury's TARP Capital Purchase Program. The Corporation is prohibited from paying any dividends to its holders of common stock until it resumes payment of such obligations. Provident Community Bancshares' primary sources of income is dividends received from the Bank. The amount of dividends that the Bank may declare and pay to Provident Community Bancshares in any calendar year, without the receipt of prior approval from the Office of the Comptroller of the Currency, cannot exceed retained net income for that year combined with retained net income for two years less any transfers to surplus and capital distributions. Further, under the Consent Order, the Bank is prohibited from paying a cash dividend to the Corporation without prior regulatory approval. At December 31, 2011, Provident Community Bancshares, Inc. had liquid assets of $178,000.

***Capital Resources***

The Bank is required by the consent order to maintain Tier 1 capital at least equal to 8% of adjusted total assets and total capital of at least 12% of risk-weighted assets. So long as the Bank is subject to the enforcement action executed with the Office of the Comptroller of the Currency on December 21, 2010, it will not be deemed to be well-capitalized even if it maintains the minimum capital ratios to be well-capitalized unless it achieves the higher thresholds required by the consent order. At December 31, 2011, the Bank did not meet the higher tier 1 capital requirements required by the consent order and is evaluating alternatives to increase capital. The Bank's capital category as of December 31, 2011, is determined solely to apply the prompt corrective action restrictions, and the Bank's capital category as of December 31, 2011 may not constitute an accurate representation of the Bank's overall financial condition or prospects. See Note 19 to the Consolidated Financial Statements for further discussion of these capital requirements.

**Off-Balance Sheet Arrangements and Contractual Obligations**

In the normal course of operations, the Corporation engages in a variety of financial transactions that, in accordance with generally accepted accounting principles are not recorded in its financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of legally binding agreements to lend money to customers at predetermined interest rates for a specified period of time. Outstanding loan commitments (including commitments to fund credit lines) totaled $17.8 million at December 31, 2011. Management of the Corporation anticipates that it will have sufficient funds available to meet its current loan commitments. Each customer's credit worthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on the credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate. The credit risk on these commitments is managed by subjecting each customer to normal underwriting and risk management processes.

At December 31, 2011, the unused portion of credit lines was $17.1 million. Funding for these commitments is expected to be provided from deposits, loan and mortgage-backed securities principal repayments, maturing investments and income generated from operations.

For the year ended December 31, 2011, the Corporation did not engage in any off-balance sheet transactions likely to have a material effect on its financial condition, results of operation and cash flows.

Contractual Obligations

The table below summarizes future contractual obligations.

| | Payments Due by Period | | | | | |
|---|---|---|---|---|---|---|
| As of December 31, 2011 | Within one year | Over one to two years | Over two to three years | Over three to five years | After five years | Total |
| Contractual Obligations (in thousands) | | | | | | |
| Certificate accounts | $ 88,556 | $33,373 | $2,013 | $ 935 | $ -- | $124,877 |
| Borrowings | 22,000 | -- | -- | 10,000 | 27,500 | 59,500 |
| Operating leases | 469 | 469 | 469 | 939 | 1,431 | 3,777 |
| Total | $111,025 | $33,842 | $2,482 | $11,874 | $28,931 | $188,154 |

**Impact of Inflation and Changing Prices**

The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, non-interest expenses do reflect general levels of inflation.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk**

Not applicable as issuer is a smaller reporting company.

**Item 8. Financial Statements and Supplementary Data**

**Management's Report on Internal Control Over Financial Reporting**

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements are prevented or timely detected.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors
Provident Community Bancshares, Inc.
Rock Hill, South Carolina

We have audited the accompanying consolidated balance sheets of Provident Community Bancshares, Inc. and Subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income (loss), changes in shareholders' equity and comprehensive income (loss) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Provident Community Bancshares, Inc. and Subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Elliott Davis, LLC

Greenville, South Carolina
March 29, 2012

**PROVIDENT COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES**

*CONSOLIDATED BALANCE SHEETS*

| | As of December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | (Dollars In Thousands) | |
| **Assets** | | |
| Cash and due from banks | $ 9,141 | $ 10,393 |
| Federal funds sold | 14,752 | 14,472 |
| Investments and mortgage-backed securities available for sale | 165,878 | 148,469 |
| Loans, net of allowance for loan losses of $4,549 in 2011 and $7,379 at December 31, 2010 | 156,019 | 198,896 |
| Real estate acquired through foreclosure | 8,398 | 10,618 |
| Federal Home Loan Bank stock, at cost | 3,363 | 3,526 |
| Federal Reserve Bank stock, at cost | 689 | 832 |
| Office properties and equipment, net | 4,787 | 5,101 |
| Accrued interest receivable | 1,340 | 1,575 |
| Cash surrender value of life insurance | 7,923 | 8,623 |
| Other assets | 4,355 | 6,213 |
| Total assets | $376,645 | $408,718 |
| **Liabilities** | | |
| Deposits | $283,249 | $313,128 |
| Advances from the Federal Home Loan Bank | 59,500 | 59,500 |
| Securities sold under agreements to repurchase | 5,268 | 10,028 |
| Floating rate junior subordinated deferrable interest debentures | 12,372 | 12,372 |
| Accrued interest payable | 1,028 | 663 |
| Other liabilities | 2,758 | 2,758 |
| Total liabilities | 364,175 | 398,449 |
| Commitments and contingencies – Notes 12 and 17 | | |
| **Shareholders' equity** | | |
| Serial preferred stock, no par value, authorized – 500,000 shares, issued and outstanding – 9,266 at December 31, 2011 and December 31, 2010 | 9,255 | 9,250 |
| Common stock – $0.01 par value, authorized – 5,000,000 shares, issued – 2,192,958 and outstanding – 1,790,599 shares at December 31, 2011 and December 31, 2010 | 20 | 20 |
| Common stock warrants | 25 | 25 |
| Additional paid-in capital | 12,919 | 12,919 |
| Accumulated other comprehensive loss | (387) | (2,778) |
| Retained earnings, (loss) substantially restricted | (3,062) | (2,867) |
| Treasury stock, at cost | (6,300) | (6,300) |
| Total shareholders' equity | 12,470 | 10,269 |
| Total liabilities and shareholders' equity | $376,645 | $408,718 |

*See Notes to Consolidated Financial Statements.*

**PROVIDENT COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES**
*CONSOLIDATED STATEMENTS OF INCOME (LOSS)*

| | Years Ended December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | *(In Thousands, Except Share Data)* | |
| Interest Income: | | |
| Loans | $9,039 | $11,572 |
| Deposits and federal funds sold | 23 | 36 |
| Securities available for sale: | | |
| State and municipal (non taxable) | -- | 104 |
| Other investments (taxable) | 4,885 | 4,793 |
| Securities held to maturity and FHLB/FRB stock dividends | 78 | 148 |
| Total interest income | 14,025 | 16,653 |
| Interest Expense: | | |
| Deposit accounts | 2,554 | 5,087 |
| Floating rate junior subordinated deferrable interest debentures | 423 | 479 |
| Advances from the FHLB and other borrowings | 2,506 | 2,645 |
| Total interest expense | 5,483 | 8,211 |
| Net Interest Income | 8,542 | 8,442 |
| Provision for loan losses | 990 | 9,090 |
| Net interest income (loss) after provision for loan losses | 7,552 | (648) |
| Non-Interest Income: | | |
| Fees for financial services | 2,584 | 2,805 |
| Other fees, net | 32 | 61 |
| Other-than-temporary-impairment write-down on securities | (432) | (1,202) |
| Net gain on sale of investments | 1,125 | 1,824 |
| Total non-interest income | 3,309 | 3,488 |
| Non-Interest Expense: | | |
| Compensation and employee benefits | 4,135 | 4,286 |
| Occupancy and equipment | 2,532 | 2,515 |
| Deposit insurance premiums | 717 | 586 |
| Professional services | 581 | 549 |
| Advertising and public relations | 32 | 41 |
| OREO and loan operations | 1,711 | 2,683 |
| Telephone | 182 | 171 |
| Items processing | 294 | 332 |
| Other | 842 | 776 |
| Total non-interest expense | 11,026 | 11,939 |
| Loss before income taxes | (165) | (9,099) |
| Expense for income taxes | 25 | 4,715 |
| Net loss | $ (190) | $(13,814) |
| Accretion of preferred stock to redemption value and preferred dividends | 475 | 475 |
| Net loss to common shareholders | $ (665) | $(14,289) |
| Net loss per common share (basic) | $ (0.37) | $ (7.98) |
| Net loss per common share (diluted) | $ (0.37) | $ (7.98) |
| Weighted average number of common shares outstanding (basic) | 1,790,599 | 1,790,599 |
| Weighted average number of common shares outstanding (diluted) | 1,790,599 | 1,790,599 |

*See Notes to Consolidated Financial Statements.*

## PROVIDENT COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES

## *CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)*

## *TWELVE MONTHS ENDED DECEMBER 31, 2011 AND 2010*

| | Preferred Stock | | Common Stock | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Common Stock Warrants | Additional Paid-In Capital | Retained Earnings (loss), Substantially Restricted | Accumulated Other Comprehensive Income (loss) | Treasury Stock At Cost | Total Shareholder's Equity |
| | | | | | *(Dollars in Thousands, Except Share Data)* | | | | | |
| Balance at December 31, 2009 | 9,266 | $9,245 | 1,790,599 | $20 | $25 | $12,919 | $11,184 | $ (972) | $(6,300) | $26,121 |
| Net loss | -- | -- | -- | -- | -- | -- | (13,814) | -- | -- | (13,814) |
| Other comprehensive loss, net of tax of $497 on unrealized holding gains arising during period | -- | -- | -- | -- | -- | -- | -- | (1,420) | -- | (1,420) |
| Less reclassification adjustment for gains and other than temporary investment charge in net loss | -- | -- | -- | -- | -- | -- | -- | (386) | -- | (386) |
| Comprehensive loss | -- | -- | -- | -- | -- | -- | -- | -- | -- | (15,620) |
| Accretion of preferred stock to redemption value | -- | 5 | -- | -- | -- | -- | (5) | -- | -- | -- |
| Preferred stock dividend | -- | -- | -- | -- | -- | -- | (232) | -- | -- | (232) |
| Balance at December 31, 2010 | 9,266 | $9,250 | 1,790,599 | $20 | $25 | $12,919 | $(2,867) | $(2,778) | $(6,300) | $10,269 |
| Net loss | -- | -- | -- | -- | -- | -- | (190) | -- | -- | (190) |
| Other comprehensive loss, net of tax of $987 on unrealized holding gains arising during period | -- | -- | -- | -- | -- | -- | -- | 2,821 | -- | 2,821 |
| Less reclassification adjustment for gains and other than temporary investment charge in net loss | -- | -- | -- | -- | -- | -- | -- | (430) | -- | (430) |
| Comprehensive income | -- | -- | -- | -- | -- | -- | -- | -- | -- | 2,201 |
| Accretion of preferred stock to redemption value | -- | 5 | -- | -- | -- | -- | (5) | -- | -- | -- |
| Balance at December 31, 2011 | 9,266 | $9,255 | 1,790,599 | $20 | $25 | $12,919 | $(3,062) | $ (387) | $(6,300) | $12,470 |

*See Notes to Consolidated Financial Statements.*

**PROVIDENT COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES**

***CONSOLIDATED STATEMENTS OF CASH FLOWS***

| | Years Ended December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | *(In Thousands)* | |
| **Operating activities:** | | |
| Net loss | $ (190) | $(13,814) |
| Adjustments to reconcile net loss to net cash provided (used) by operating activities: | | |
| Provision for loan losses | 990 | 9,090 |
| Amortization of securities | 774 | 964 |
| Depreciation expense | 386 | 459 |
| Recognition of deferred income, net of costs | (133) | (179) |
| Deferral of fee income, net of costs | 151 | 26 |
| Other than temporary impairment charge on AFS securities | 432 | 1,202 |
| Gain on investments | (1,125) | (1,824) |
| Decrease in accrued interest receivable | 235 | 663 |
| Loss on OREO sales | 73 | 83 |
| OREO impairment | 1,338 | 1,831 |
| Increase in bank owned life insurance | (332) | (373) |
| Decrease in other assets | 571 | 6,248 |
| Increase in accrued interest payable | -- | 82 |
| Increase in other liabilities | 365 | 611 |
| Net cash provided by operating activities | 3,535 | 5,069 |
| **Investing activities:** | | |
| Purchase of AFS securities | (158,314) | (247,170) |
| Maturities of AFS securities | 54,036 | 141,144 |
| Proceeds from the sales of AFS securities | 77,053 | 85,798 |
| Proceeds from the sales of HTM securities | -- | 3,953 |
| Principal repayment on mortgage-backed securities AFS | 13,413 | 16,436 |
| Net decrease in loans | 38,618 | 33,316 |
| Redemption of FHLB/FRB stock | 306 | 421 |
| Proceeds from sales of OREO, net of costs and improvements | 4,060 | 2,656 |
| Purchase of office properties and equipment | (72) | (112) |
| Net cash provided in investing activities | 29,100 | 36,442 |
| **Financing activities:** | | |
| Accretion of Preferred Stock to redemption value | (1) | (1) |
| Dividends paid on preferred stock | -- | (232) |
| Repayment of term borrowings, net | (4,759) | (13,492) |
| Proceeds from redemption of life insurance | 1,032 | 1,082 |
| Decrease in deposit accounts | (29,879) | (19,634) |
| Net cash used by financing activities | (33,607) | (32,277) |
| Net increase (decrease) in cash and due from banks | (972) | 9,234 |
| Cash and cash equivalents at beginning of period | 24,865 | 15,631 |
| Cash and cash equivalents at end of period | $23,893 | $24,865 |

*See Notes to Consolidated Financial Statements.*

## 1. Summary of Significant Accounting Policies

Organization - Provident Community Bancshares, Inc. ("Provident Community Bancshares") is the bank holding company for Provident Community Bank, N.A., a national bank (the "Bank"). Provident Community Bancshares and the Bank are collectively referred to as the Corporation in this annual report. The Bank, founded in 1934, offers a complete array of financial products and services through seven full-service banking centers in five counties in South Carolina, including checking, savings, time deposits, individual retirement accounts (IRAs), investment services, and secured and unsecured consumer loans. The Bank originates and services home loans and provides financing for small businesses and affordable housing.

Estimates - The accounting and reporting policies of the Corporation conform to accounting principles generally accepted in the United States of America and to general practice within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of commitments and contingencies. Actual results could differ from those estimates. The following summarizes the more significant policies.

Basis of Consolidation - The accompanying consolidated financial statements include the accounts of Provident Community Bancshares and the Bank. All inter-company amounts and balances have been eliminated in consolidation.

Disclosure Regarding Segments - The Corporation reports as one operating segment, as the Chief Executive Officer reviews the results of operations of the Corporation as a single enterprise.

Advertising - Advertising, promotional, and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand and amounts due from depository institutions, federal funds sold and short term, interest-earning deposits. From time to time, the Corporation's cash deposits with other financial institutions may exceed the FDIC insurance limits.

Investments and Mortgage-backed Securities - The Corporation accounts for investment securities in accordance with FASB ASC Topic 320: Investments in Debt and Equity Securities. In accordance with FASB ASC Topic 320, debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as "held to maturity" securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as "trading" securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held to maturity or trading securities are classified as "available for sale" securities and reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity. No securities have been classified as trading securities.

Purchases and sales of securities are accounted for on a settlement date basis. Premiums and discounts on debt securities are amortized or accreted as adjustments to income over the estimated life of the security using a method approximating the level yield method. Gains or losses on the sale of securities are based on the specific identification method. The fair value of securities is based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans - Loans are stated at the principal balance outstanding. Mortgage loans consist principally of conventional one-to four-family residential loans and interim and permanent financing of non-residential loans that are secured by real estate. Commercial loans are made primarily on the strength of the borrower's general credit standing, the ability to generate repayment from income sources and the collateral securing such loans. Consumer loans generally consist of home equity loans, automobile and other personal loans. In many lending transactions, collateral is taken to provide an additional measure of security. Generally, the cash flows or earning power of the borrower represents the primary source of repayment, and collateral liquidation serves as a secondary source of repayment. The Corporation determines the need for collateral on a case-by-case or product-by-product basis. Factors considered include the current and prospective credit worthiness of the customer, terms of the instrument and economic conditions.

The Corporation generally originates single-family residential loans within its primary lending area. The Corporation's underwriting policies require such loans to be 80% loan to value based upon appraised values unless private mortgage insurance is obtained. These loans are secured by the underlying properties. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are stated at the amount of unpaid principal, reduced by unearned discount and fees and an allowance for loan losses. Unearned interest on loans is amortized to income over the life of the loan, using the interest method. For all other loans, interest is accrued daily on the outstanding balances.

Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loan's yield. The Corporation is generally amortizing these amounts over the contractual life. Commitment fees and costs are generally based upon a percentage of the customer's unused line of credit and are recognized over the commitment period when the likelihood of exercise is remote. If the commitment is subsequently exercised during the commitment period, the remaining unamortized commitment fee at the time of exercise is recognized over the life of the loan as an adjustment of the yield.

Loans are placed on non-accrual status depending upon the type of loan, the past due status, and the collections activities in progress. Well-secured loans, in the process of collection, remain on an accrual basis until they become 90 days past due. Partially secured loans are written down to the collateral value and placed on non-accrual status on or before becoming 90 days past due. Unsecured commercial loans are charged off on or before the date they become 90 days past due. Consumer loans are charged off or written down to the fair value of collateral on or before becoming 90 days past due. A past due loan may not be considered impaired if it is expected the delay in payment is minimal. Interest payments are applied to the principal balance on non-accrual loans.

All interest accrued but not collected for loans that are placed on non-accrual status or charged off are reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

A loan is considered impaired when, in management's judgment, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Management determines when loans become impaired through its normal loan administration and review functions. Loans identified as non-accrual are potentially impaired loans. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired, provided that management expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for loss and a general reserve is established accordingly.

Loans on non-accrual status as well as real estate acquired through foreclosure or deed taken in lieu of foreclosure are considered non-performing assets.

## 1. Summary of Significant Accounting Policies (continued)

Allowance for Loan Losses – We consider our accounting policies related to the allowance for loan losses to be critical, as these policies involve considerable subjective judgment and estimation by management. The allowance for loan losses is established through a provision for loan losses charged to expense. Our allowance for loan losses methodology is based on historical loss experience by loan type, specific homogeneous risk pools, and specific loss allocations. Our process for determining the appropriate level of the allowance for losses is designed to account for asset deterioration as it occurs. The provision for loan losses reflects loan quality trends, including the levels of and trends related to nonaccrual loans, potential problem loans, criticized loans, and loans charged-off or recovered, among other factors.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectability of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. The allowance for loan loss calculation includes a segmentation of loan categories by residential mortgage, commercial and consumer loans. Each category is rated for all loans. The weights assigned to each performing group are developed from previous loan loss experience and as the loss experience changes, the category weight is adjusted accordingly. As the loan categories increase and decrease in balance, the provision for loan loss calculation will adjust accordingly. The evaluation also includes a component for expected losses on groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for loan losses, and may require the Corporation to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either impaired, substandard or special mention. For such loans that are also accounted for as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

The general allocated segment for loan loss calculation includes a stratification of loan categories subdivided by residential mortgage, commercial, commercial real estate and consumer loans. These stratifications are further divided in individual segments by call report groupings. The portfolio is segregated into risk-similar segments for which historical loss ratios are calculated and adjusted for identified changes in current portfolio characteristics. The allowance for each portfolio segment is developed from a combination of factors that reflects management's best judgment of the extent to which environmental factors, current trends and historical loss levels are more or less accurate indicators of current losses in the portfolio. Each category is rated for all loans including pass rated groups, special mention loans, and adversely classified non-impaired credits. The weights assigned to each performing group is developed from previous loan loss experience and as the loss experience changes, the category weight is adjusted accordingly. In addition, as the amount of loans in each category increases and decreases, the provision for loan loss calculation adjusts accordingly. Recovery of the carrying value of loans is dependent to some extent on the future economic environment and operating and other conditions that may be beyond the Corporation's control. Unanticipated future adverse changes in such conditions could result in material adjustments to the allowance (and future results of operation).

We review each impaired loan on a loan-by-loan basis to determine whether the impairment should be recorded as a charge-off or a reserve based on our assessment of the status of the borrower and the underlying collateral. Impaired loans are measured based on the present value of expected future cash flows discounted at the

## 1. Summary of Significant Accounting Policies (continued)

loan's effective interest rate or, as a practical matter, at the loan's observable market value or fair value of the collateral less cost to sell if the loan is collateral dependent. If the resulting value of the impaired non-collateral loan is less than the recorded balance, the impairment must be recognized by creating a valuation allowance for the difference and recognizing a corresponding bad debt expense. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses. The risk characteristics used to aggregate loans are collateral type, borrower's financial condition and geographic location. Impairment of collateral dependent loan is immediately charged-off against the allowance for loan and lease losses unless the fair value was based on an internal valuation pending receipt of a third party appraisal or other extenuating circumstances. Consumer loans are charged-off generally based on pre-defined past due periods.

Accounting for Impaired Loans - Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical matter, at the loan's observable market value or fair value of the collateral if the loan is collateral dependent. If the resulting value of the impaired loan is less than the recorded balance, the impairment must be recognized by creating a valuation allowance for the difference and recognizing a corresponding bad debt expense. The risk characteristics used to aggregate loans are collateral type, borrower's financial condition and geographic location.

The Corporation generally determines a loan to be impaired at the time management believes that it is probable that the principal and interest may be uncollectible. Management has determined that, generally, a failure to make a payment within a 90-day period constitutes a minimum delay or shortfall and does not generally constitute an impaired loan. However, management reviews each past due loan and may determine a loan to be impaired prior to the loan becoming over 90 days past due, depending upon the circumstances of that particular loan. The Corporation's policy for charge-off of impaired loans is on a loan-by-loan basis. The Corporation's policy is to evaluate impaired loans based on the fair value of the collateral. Interest income from impaired loans is recorded using the cash method. At December 31, 2011, impaired loans totaled $16.8 million and the Corporation had recognized no interest income from impaired loans. The average balance in impaired loans was $17.8 million for 2011.

Office Properties and Equipment - Office properties and equipment are presented at cost less accumulated depreciation. Depreciation is provided on the straight-line basis over the estimated useful lives of the assets. Estimated useful lives are twenty to thirty nine years for buildings and improvements and generally five to ten years for furniture, fixtures and equipment.

The cost of maintenance and repairs is charged to expense as incurred, and improvements and other expenditures, which materially increase property lives, are capitalized. The costs and accumulated depreciation applicable to office properties and equipment retired or otherwise disposed of are eliminated from the related accounts, and any resulting gains or losses are credited or charged to income.

Securities Sold Under Agreements to Repurchase - The Corporation enters into sales of securities under agreements to repurchase. Fixed-coupon reverse repurchase agreements are treated as financings, with the obligations to repurchase securities sold being reflected as a liability and the securities underlying the agreements remaining as an asset. The securities are delivered by appropriate entry by the Corporation's safekeeping agent to the counterparties' accounts. The dealers may have sold, loaned or otherwise disposed of such securities to other parties in the normal course of their operations, and have agreed to resell to the Corporation substantially identical securities at the maturities of the agreements.

Federal Home Loan Bank Stock - The Bank, as a member institution of Federal Home Loan Bank of Atlanta (the "FHLB"), is required to own capital stock in the FHLB based generally upon the Bank's balances of residential mortgage loans and FHLB advances. No ready market exists for this stock and it has no quoted market value. However, redemption of this stock historically has been at par value. The Bank carries this investment at its original cost.

1. **Summary of Significant Accounting Policies (continued)**

Federal Reserve Bank Stock - The Bank, as a member institution of the Federal Reserve Bank of Richmond (the "FRB"), is required to own capital stock in the FRB based upon the Bank's capital and surplus. No ready market exists for this stock and it has no quoted market value. However, redemption of this stock historically has been at par value. The Bank carries this investment at its original cost.

Real Estate Acquired Through Foreclosure - Real estate acquired through foreclosure is stated at the lower of cost or estimated fair value less estimated costs to sell. Any accrued interest on the related loan at the date of acquisition is charged to operations. Costs relating to the development and improvement of property are capitalized to the extent that such costs do not exceed the estimated fair value less selling costs of the property, whereas those relating to holding the property are charged to expense.

Interest Income - Interest on loans is accrued and credited to income monthly based on the principal balance outstanding and the contractual rate on the loan. The Corporation places loans on non-accrual status when they become greater than 90 days delinquent or when in the opinion of management, full collection of principal or interest is unlikely. All interest that was accrued prior to the loan being placed on non-accrual status is automatically reversed after the 90 day delinquency period. The loans are returned to accrual status when full collection of principal and interest appears likely.

Income Taxes - Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is established for deferred tax assets that may not be realized. Also, on a prospective basis, the exception from the requirement to record deferred taxes on tax basis bad debt reserves in excess of the base year amounts is eliminated. The tax basis bad debt reserve that arose prior to the fiscal year 1988 (the base year amount) is frozen, and the book reserves at that date and all subsequent changes in book and tax basis reserves are included in the determination of deferred taxes.

Per-Share Data - Basic earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted earnings per common share is similar to the computation of basic earnings per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of options outstanding under Provident Community Bancshares's stock option plan is reflected in diluted earnings per common share by the application of the treasury stock method. There were no common stock equivalents included in the diluted earnings per share calculation at December 31, 2011 or 2010 as the effect would have been anti-dilutive.

Fair Values of Financial Instruments - The following methods and assumptions were used by the Corporation in estimating fair values of financial instruments as disclosed herein:

*Cash and federal funds sold* - The carrying amounts of cash and due from banks approximate their fair value.

*Available for sale and held to maturity securities* - Fair values for securities are based on quoted market prices. The carrying values of restricted equity securities approximate fair values. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions.

*Loans* - The Corporation is predominantly an asset based lender with real estate serving as collateral on a substantial majority of loans. The Corporation does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and the related impairment is charged against the allowance or a specific allowance is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Loans which are deemed to be impaired are primarily valued at the fair values of the underlying real estate collateral. Such fair values are obtained using collateral net liquidation value, market value of similar debt, enterprise value, and discounted cash flows. Those impaired loans not requiring a specific allowance represent loans for which the fair value of the expected repayment or collateral meet or exceed the recorded investment in such loans. The Corporation considers all non-accrual loans and troubled debt restructurings to be impaired.

*Cash surrender value of life insurance* - The carrying amounts of cash surrender values of life insurance approximate their fair value.

*Deposit liabilities* - The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit (CDs) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

*Advances from the FHLB and other borrowings* - The fair values of the Corporation's borrowings are estimated using discounted cash flow analysis based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

*Securities sold under agreements to repurchase* - The fair values of the Corporation's repurchase agreements are estimated using discounted cash flow analysis based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

*Accrued interest* - The carrying amounts of accrued interest approximate their fair values.

*Floating rate junior subordinated deferrable interest debentures* - The fair values of the Corporation's floating rate debentures are estimated using discounted cash flow analysis based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

*Off-balance-sheet instruments* - Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties' credit standings.

Risks and Uncertainties - In the normal course of its business, the Corporation encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Corporation is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets.

Credit risk is the risk of default on the Corporation's loan portfolio that results from the borrowers' inability or unwillingness to make contractually required payments. Credit risk also applies to investment securities and mortgage-backed securities should the issuer of the security be unable to make principal and interest payments. Market risk reflects changes in the value of collateral underlying loans receivable, the valuation of real estate held by the Corporation and the valuation of investment securities.

The Corporation is subject to the regulations of various government agencies. These regulations can and do change significantly from period to period. The Corporation also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions resulting from the regulators' judgments based on information available to them at the time of their examination.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the balance sheets and revenues and expenses for the periods covered. Actual results could differ from those estimates and assumptions.

## 1. Summary of Significant Accounting Policies (continued)

Reclassifications - Certain amounts in prior year's financial statements have been reclassified to conform with current year classifications. These reclassifications had no effect on previously reported net income or shareholders' equity.

Stock-Based Compensation - The Corporation accounts for the compensation costs for its stock option plan under the fair value recognition provisions of Financial Accounting Standards Board FASB ASC 718-10-10 "Compensation-Stock Compensation".

There were no stock options granted in 2011 or 2010.

## 2. Investments and Mortgage-backed Securities

There were no securities classified as held to maturity as of December 31, 2011.

Available for Sale - Securities classified as available for sale consisted of the following (in thousands):

| | As of December 31, 2011 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| Investment Securities: | | | | |
| U.S. Agency Obligations | $ 1 | $ -- | $ -- | $ 1 |
| Government Sponsored Enterprises | 87,295 | 259 | (16) | 87,538 |
| Trust Preferred Securities | 6,378 | -- | (2,173) | 4,205 |
| Total Investment Securities | 93,674 | 259 | (2,189) | 91,744 |
| Mortgage-backed Securities: | | | | |
| Fannie Mae | 17,609 | 250 | (5) | 17,854 |
| Ginnie Mae | 29,854 | 868 | (52) | 30,670 |
| Freddie Mac | 24,966 | 305 | (13) | 25,258 |
| Collateralized Mortgage Obligations | 370 | -- | (18) | 352 |
| Total Mortgage-backed Securities | 72,799 | 1,423 | (88) | 74,134 |
| Total available for sale | $166,473 | $ 1,682 | $(2,277) | $165,878 |

There were no securities classified as held to maturity as of December 31, 2010.

Available for Sale - Securities classified as available for sale consisted of the following (in thousands):

| | As of December 31, 2010 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| Investment Securities: | | | | |
| U.S. Agency Obligations | $ 2 | $ -- | $ -- | $ 2 |
| Government Sponsored Enterprises | 55,881 | 49 | (1,158) | 54,772 |
| Trust Preferred Securities | 7,271 | -- | (2,723) | 4,548 |
| Total Investment Securities | 63,154 | 49 | (3,881) | 59,322 |
| Mortgage-backed Securities: | | | | |
| Fannie Mae | 11,307 | 270 | (119) | 11,458 |
| Ginnie Mae | 61,617 | 180 | (485) | 61,312 |
| Freddie Mac | 16,216 | 10 | (264) | 15,962 |
| Collateralized Mortgage Obligations | 448 | -- | (33) | 415 |
| Total Mortgage-backed Securities | 89,588 | 460 | (901) | 89,147 |
| Total available for sale | $152,742 | $ 509 | $(4,782) | $148,469 |

## 2. Investments and Mortgage-backed Securities (continued)

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2011 (in thousands).

| | Less than 12 Months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| **Securities Available for Sale** | | | | | | |
| Government Sponsored Enterprises | $17,440 | $16 | $ -- | $ -- | $17,440 | $ 16 |
| Trust Preferred Securities | -- | -- | 4,205 | 2,173 | 4,205 | 2,173 |
| Mortgage-backed Securities | 9,617 | 70 | 377 | 18 | 9,994 | 88 |
| Total | $27,057 | $86 | $4,582 | $2,191 | $31,639 | $2,277 |

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2010 (in thousands).

| | Less than 12 Months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| **Securities Available for Sale** | | | | | | |
| Government Sponsored Enterprises | $ 43,531 | $1,158 | $ -- | $ -- | $ 43,531 | $1,158 |
| Trust Preferred Securities | -- | -- | 4,548 | 2,723 | 4,548 | 2,723 |
| Mortgage-backed Securities | 59,963 | 868 | 444 | 33 | 60,407 | 901 |
| Total | $103,494 | $2,026 | $4,992 | $2,756 | $108,486 | $4,782 |

Management reviews securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. The Corporation reviews several items in determining whether its trust preferred securities are other than temporarily impaired. These items include a valuation of the securities; an analysis of cash flows following the guidance in ASC 320-10-35 to measure credit loss for OTTI purposes; a stress analysis; a summary of deferrals and defaults of the individual issues in the pool; and information regarding the issuers in the pool. A detailed description of each of these items of evidence is provided below.

Valuation of Securities – The first item reviewed is the fair market value of the security. If the security is in an unrealized loss position, the Corporation proceeds to analyze the security for other than temporary impairment ("OTTI") based on the following items. The pricing of securities is performed by a third party and is considered Level III pricing.

Cash flow analysis – A cash flow analysis following the guidance in ASC 320-10-35 is the primary evidence utilized in determining whether there is a credit-related issue with respect to the security. The basic methodology is to calculate the present value of the cash flows using a current effective yield. This calculation uses assumptions for default rates, prepayment speeds and discount rates. We have used 0% as assumed prepayment rates, default rates ranging from 1.2% to 3.6% and discount rates ranging from 100 basis points to 300 basis points. In conjunction with the process of determining the key assumptions, the Corporation also reviews the key financial information on the underlying issuers that are the collateral for the investment securities. The result of these analysis are used to determine estimates of default rates and also to provide additional information for consideration in determining the reasonableness of assumed prepayment rates. ASC 320-10-35 is used to measure credit loss for OTTI purposes. The change in the expected cash flows is reviewed to determine if OTTI should be recorded. The result calculated for the current quarter is then compared to the previous quarter's book value to determine if the change is "adverse." The credit component of any impairment should be the difference between the book value and the projected present value for the current quarter.

The analysis is based on cash flow and utilizes a number of assumptions relating to credit and prepayment. There are 9 scenarios available within three deal cash flow assumption categories (prepays constant, no prepays, prepays constant utilizing select years and defaults over 5 years and constant thereafter). Each of these scenarios includes different prepayment assumptions and defaults at various levels in addition to projection of recoveries, if applicable, with a two-year lag. Scenarios in each category range from a base to worse case in addition to two analyses that project defaults over the course of the following year on a quarterly basis and annually thereafter.

Stress Analysis – The Corporation obtains a stress analysis report of each security. This report provides a snapshot of the immediate deferrals/defaults that a given pool and tranche/class can withstand before causing either a break in yield or temporary interest shortfall position. There are various assumptions utilized in this report with respect to prepayments, deferrals/defaults, and recovery rates.

- *Break in Yield* – This is the level of deferrals/defaults the tranche could experience before the tranche would not receive all of its contractual cash flows (principal and interest) by maturity (not just a temporary interest shortfall but an actual loss in yield on the investment). In other words, a break in yield occurs when the magnitude of the deferrals/defaults has depleted the entire credit enhancement (excess interest and over-collateralization) beneath the given tranche.

- *Temporary Interest Shortfall* – A temporary interest shortfall is caused by an amount of deferrals/defaults high enough such that there is insufficient cash flow available to pay current interest on the given tranche or by breaching the principal coverage test of the tranche immediately senior to the given tranche. Principal coverage tests are set up to protect the Senior and Mezzanine Notes from credit events, providing the most credit protection to the Class A-1 Senior Notes, then to the Class A-2 Senior Notes, then to the Class B notes and so on. Cash flow is diverted from the lowest tranches first then from the successively higher tranches as necessary.

The existence of a break in yield or a temporary interest shortfall is an initial indication that OTTI may exist.

Deferral/Default Summary – The Corporation reviews current information for individual issues to determine the extent of deferrals and or defaults the status of any issuers in the pool, and the impact to the tranche owned by the Corporation. This report lists the issue (i.e., the pool/deal), the amount of deferrals/defaults related to the issue, the issuer that has deferred/defaulted, and the percentage of total current collateral this represents. Additionally, the report provides the status of the amount in question (i.e. whether it is cured, purchased, in default, or deferred), the projected senior and mezzanine note status for the next payment date, the projected income note status for the next payment date and the next bond payment date. The Corporation compares the information in this report to the assumptions used in the cash flow analysis to ensure that deferral and defaults are correctly reflected in the cash flow analysis.

Issuer Lists –A report listing all of the companies in the pool, along with other relevant information such as organization type (mutual vs. stock), primary geographic location (state), rating, issue amount, years in business and principal line of business. The Corporation reviews the issuer lists for the individual pools held by the Corporation to gain better insight as to the underlying companies, the specific credit characteristics of the collateral underlying each individual security, and to determine risks associated with any concentrations with respect to issue amounts or lines of business.

To determine impairment charges for the Corporation's collateralized debt obligations ("CDO"), we performed discounted cash flow valuations through a static default model test. The default model used assumed a

## 2. Investments and Mortgage-backed Securities (continued)

3.6% rate, which is three times the historic default rates for all collateralized debt obligations ("CDO"), a 0% recovery on all banks in deferral of interest payments and a 0% prepayment rate. Cash flow valuations with a premium mark up of 300 basis points were also used to determine the fair market values of the Corporation's collateralized debt obligations. All of the Corporation's pooled trust preferred securities have the same terms, which is that the securities cannot be redeemed for five years and then can be called quarterly thereafter. All of the securities are past the five-year no-call period. Valuation documentation for the cash flow analysis is provided by an independent third party.

Amounts in the following table are in thousands.

| Security Name | Single/ Pooled | Class Tranche | Amortized Cost | Fair Value | Unrealized Loss | Credit Portion | Other | YTD OTTI Total |
|---|---|---|---|---|---|---|---|---|
| Alesco II | Pooled | B-1 | $1,161 | $1,000 | $161 | $191 | $ -- | $191 |
| MM Com III | Pooled | B | 530 | 369 | 162 | 20 | -- | 20 |
| MM Com IX | Pooled | B-1 | 22 | 12 | 11 | 164 | -- | 164 |
| Pretzl IV | Pooled | Mezz | 152 | 48 | 104 | -- | -- | -- |
| Pretzl V | Pooled | Mezz | 21 | 18 | 3 | -- | -- | -- |
| Pretzl X | Pooled | B-2 | 492 | 8 | 482 | 57 | -- | 57 |
| Total | | | $2,378 | $1,455 | $923 | $432 | $ -- | $432 |

OTTI-Other Than Temporary Impairment

| | Lowest Rating (1) | % of Current Performing | % Deferrals/ Defaults (2) | High | Low | Discount Margin (3) |
|---|---|---|---|---|---|---|
| Alesco II | C | 82.64% | 17.36% | 1.20% | 0.40% | 4.65% |
| MM Com III | CC | 58.89% | 41.11% | 1.20% | 0.40% | 5.05% |
| MM Com IX | D | 49.32% | 50.68% | 1.20% | 0.40% | 4.80% |
| Pretzl IV | CCC | 72.93% | 27.07% | 1.50% | 0.75% | 2.25% |
| Pretzl V | D | 0.00% | 100.00% | 1.50% | 0.75% | 2.10% |
| Pretzl X | C | 50.02% | 49.98% | 1.50% | 0.75% | 1.70% |

Notes to table above:

(1) Credit Ratings represent Moody's and Fitch ratings (S&P does not rate this security)
(2) The ratio represents the amount of underlying trust preferred collateral not currently making dividend payments. Fewer deferrals/defaults produce a lower ratio.
(3) Fair market value discount margin to LIBOR

**2. Investments and Mortgage-backed Securities (continued)**

The following table presents the Corporation's investments by category and the related unrealized gains or losses, net of tax, recognized in other comprehensive losses, credit losses recognized in and credit ratings for each classification of security. Trust preferred securities are divided into pooled and single issue securities. Private label trust preferred securities are $2.0 million each and are evaluated each quarter based on the financial stability of the institution. These securities have no credit rating included in the table below. Agency MBS and agency securities are government guaranteed and therefore, their risk is relatively low.

Amounts in the following table are in millions.

| Security Classification | Amortized Cost | Fair Value | OCI | OTTI | AAA | AA | A | Baa1 | Ba3 | Not Rated | Below Investment Grade |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Single issuer trust preferred securities | $ 4.0 | $ 2.8 | $(0.8) | $ -- | $ -- | $ -- | $ -- | $ -- | $ -- | $ 2.8 | $ -- |
| Pooled trust preferred securities | 2.4 | 1.4 | (0.6) | (5.4) | -- | -- | -- | -- | -- | -- | 1.4 |
| Agency MBS | 72.4 | 73.8 | 0.9 | -- | -- | -- | -- | -- | -- | 73.8 | -- |
| Private label CMO | 0.4 | 0.4 | -- | -- | 0.4 | -- | -- | -- | -- | -- | -- |
| Treasury/Agency | 87.3 | 87.5 | 0.1 | -- | 87.5 | -- | -- | -- | -- | -- | -- |
| Total | $166.5 | $165.9 | $(0.4) | $(5.4) | $87.9 | $ -- | $ -- | $ -- | $ -- | $76.6 | $1.4 |

OCI-Other Comprehensive Income (loss) OTTI-Other Than Temporary Impairment

For the year ended December, 31, 2011, the Corporation experienced a credit-related other-than-temporary impairment of $432,000 on the pooled trust preferred securities portfolio and has recorded $5.4 cumulatively since 2008 in this portfolio. All of these securities are in the Corporation's available for sale portfolio. This was charged to earnings in non-interest income as "Other-than-temporary-impairment write-down on securities". The total securities impacted by credit-related other-than-temporary impairment have a current carrying value of $1.4 million and represent approximately 0.88% of available for sale securities. We do not intend to sell the remaining debt securities and we believe more likely than not, we will not be required to sell the debt securities before their anticipated recovery.

Proceeds, gross gains and gross losses realized from the sales of securities were as follows for the periods ended (in thousands):

| | Years Ended December 31, | |
|---|---|---|
| | **2011** | **2010** |
| Proceeds | $77,051 | $89,751 |
| Gross gains | 1,125 | 1,824 |
| Gross losses | – | – |
| Net gain on investment transactions | $ 1,125 | $ 1,824 |

## 2. Investments and Mortgage-backed Securities (continued)

The maturities of securities at December 31, 2011 are as follows (in thousands):

| | Available for Sale | |
|---|---|---|
| | Amortized Cost | Fair Value |
| Due in one year or less | $ 35,354 | $ 35,431 |
| Due after one year through five years | 23 | 24 |
| Due after five years through ten years | 31,876 | 32,042 |
| Due after ten years | 99,220 | 98,381 |
| Total investment and mortgage-backed securities | $166,473 | $165,878 |

The mortgage-backed securities held at December 31, 2011 mature between one and thirty years. The actual lives of those securities may be significantly shorter as a result of principal payments and prepayments. All mortgage-backed securities are U.S. Government securities issued through Fannie Mae, Ginnie Mae, or Freddie Mac.

At December 31, 2011 and 2010, $85.1 million and $78.5 million, respectively, of securities recorded at book value were pledged as collateral for certain deposits and borrowings.

At December 31, 2011, approximately $11.6 million of mortgage-backed securities were adjustable rate securities. The adjustment periods range from monthly to annually and rates are adjusted based on the movement of a variety of indices.

Investments in collateralized mortgage obligations ("CMOs") had a fair market value of $352,000 at December 31, 2011. These are private label CMO securities that were issued by a large regional bank. Therefore, the fair market value is determined by the current available broker supplied price as an estimate of the amount the Corporation could expect to receive in the open market. These securities are not actively traded as a result of the economic crisis.

## 3. Federal Home Loan Bank Capital Stock

Provident Community Bank, as a member institution of Federal Home Loan Bank of Atlanta ("FHLB"), is required to own capital stock in the FHLB of Atlanta based generally upon a membership-based requirement and an activity-based requirement related to the level of advances that the Corporation borrows from the FHLB. No ready market exists for this stock and it has no quoted market value. However, redemption of this stock historically has been at par value. The carrying value (which approximates fair value) of this stock was $3.4 million at December 31, 2011 and $3.5 million at December 31, 2010.

In evaluating other-than-temporary impairment of the FHLB stock, the Corporation considered the most recent financial results of the FHLB, the resumption of paying dividends on common stock, its ability to repurchase the stock at par value throughout the year in a timely manner based on the level of advances that the Corporation maintains, and the baseline credit assessment rating given by Moody's Investors Service of AAA. The Corporation believes that the resumption of the common stock dividend and the investment grade rating of AAA indicate that there is no impairment in the investment in the FHLB stock as of December 31, 2011.

## 4. Loans, Net

Loans receivable consisted of the following (in thousands):

| | As of December 31, | |
|---|---|---|
| | 2011 | 2010 |
| Real estate loans: | | |
| Fixed-rate residential | $ 8,063 | $ 9,102 |
| Adjustable-rate residential | 3,967 | 5,064 |
| Commercial real estate | 97,547 | 124,190 |
| Construction | 308 | 665 |
| Total mortgage loans | 109,885 | 139,021 |
| Commercial non-real estate | 12,939 | 22,231 |
| Consumer loans: | | |
| Home equity | 14,590 | 16,609 |
| Consumer and installment | 22,939 | 28,353 |
| Consumer lines of credit | 300 | 307 |
| Total consumer loans | 37,829 | 45,269 |
| Total loans | 160,653 | 206,521 |
| Less: | | |
| Undisbursed portion of interim construction loans | -- | (143) |
| Unamortized loan discount | (231) | (269) |
| Allowance for loan losses | (4,549) | (7,379) |
| Net deferred loan origination costs | 146 | 166 |
| Total, net | $156,019 | $198,896 |
| Weighted-average interest rate of loans | 5.08% | 4.97% |

Under OCC regulations, the Bank may not make loans to one borrower in excess of 15% of unimpaired capital. This limitation does not apply to loans made before August 9, 1989. At December 31, 2011, the Bank had loans outstanding to one borrower ranging up to $4.2 million.

Adjustable-rate residential real estate loans (approximately $4.0 million and $5.1 million at December 31, 2011 and 2010, respectively) are subject to rate adjustments annually and generally are adjusted based on movement of the Federal Home Loan Bank National Monthly Median Cost of Funds rate or the Constant Maturity Treasury index. The maximum loan rates can be adjusted is 200 basis points in any one year with a lifetime cap of 600 basis points.

Non-refundable deferred origination fees and cost and discount points collected at loan closing, net of commitment fees paid, are deferred and recognized at the time of sale of the mortgage loans. Gain or loss on sales of mortgage loans is recognized based upon the difference between the selling price and the carrying amount of the mortgage loans sold. Other fees earned during the loan origination process are also included in net gain or loss on sales of mortgage loans.

Until 2002, the Bank originated both fixed-rate and adjustable-rate mortgage loans with terms generally ranging from fifteen to thirty years and generally sold the loans while retaining servicing on loans originated. The Bank discontinued the origination of loans held for sale in 2002. The underlying value of loans serviced for others was $7.6 million and $8.9 million at December 31, 2011 and 2010, respectively.

Loans that management identifies as impaired generally will be non-performing loans and the accrual of interest is discontinued at the time the loan is 90 days delinquent. At December 31, 2011, loans totaling $442,000 were 90 days or more past due and accruing interest. At December 31, 2010, loans totaling $125,000 were 90 days or more past due and accruing interest. At December 31, 2011 and 2010, loans which are accounted for on a non-accrual basis totaled approximately $16.8 million and $18.8 million, respectively. The amount the Corporation will ultimately realize from these loans could differ materially from their carrying value because of future developments affecting the underlying collateral or the borrower's ability to repay the loans. During the years ended December 31, 2011 and 2010, had non-accruing loans been current in accordance with their original terms, the Corporation would have recognized additional interest income of approximately $1.1 million and $1.3 million, respectively. Interest

## 4. Loans, Net (continued)

included in interest income on loans that were contractually past due 90 days or more at December 31, 2011 was $14,283.

Information about impaired loans as of and for the years ended December 31, 2011 and 2010, is as follows (in thousands):

| | Years Ended December 31, | |
|---|---|---|
| | 2011 | 2010 |
| Loans receivable for which there is a related allowance for credit losses determined in accordance with ASC 310-10/Statement No. 114 | $ 1,923 | $ 8,611 |
| Other impaired loans | 25,550 | 24,888 |
| Total impaired loans | $27,473 | $33,499 |
| Average monthly balance of impaired loans | $29,916 | $32,439 |
| Specific allowance for credit losses | $ 439 | $ 1,788 |

**Impaired Loans**
**December 31, 2011**
**(in thousands)**

| | Unpaid Principal Balance | Recorded Investment | Related Allowance | Average Recorded Investment |
|---|---|---|---|---|
| With no related allowance recorded: | | | | |
| Commercial | | | | |
| Commercial Real Estate | $22,454 | $16,949 | $ -- | $19,702 |
| Commercial Non Real Estate | 2,376 | 2,075 | -- | 2,225 |
| Consumer | | | | |
| Consumer – other | 5,135 | 4,203 | -- | 4,669 |
| Consumer – home equity | 511 | 491 | -- | 501 |
| Residential Real Estate | | | | |
| 1-4 family | 1,891 | 1,832 | -- | 1,862 |
| With an allowance recorded: | | | | |
| Commercial | | | | |
| Commercial Real Estate | 1,564 | 1,403 | 306 | 1,483 |
| Commercial Non Real Estate | 282 | 281 | 60 | 282 |
| Consumer | | | | |
| Consumer – other | 239 | 239 | 73 | 239 |
| Total: | $34,452 | $27,473 | $439 | $30,963 |
| Commercial | 26,676 | 20,708 | 366 | 23,692 |
| Consumer | 5,885 | 4,933 | 73 | 5,409 |
| Residential | 1,891 | 1,832 | -- | 1,862 |

4. **Loans, net (continued)**

**Impaired Loans**
**December 31, 2010**
**(in thousands)**

| | Unpaid Principal Balance | Recorded Investment | Related Allowance | Average Recorded Investment |
|---|---|---|---|---|
| With no related allowance recorded: | | | | |
| Commercial | | | | |
| Commercial Real Estate | $22,063 | $16,253 | $ -- | $19,158 |
| Commercial Non Real Estate | 3,053 | 2,816 | -- | 2,935 |
| Consumer | | | | |
| Consumer – other | 4,710 | 3,981 | -- | 4,345 |
| Consumer - home equity | 162 | 162 | -- | 162 |
| Residential Real Estate | | | | |
| 1-4 Family | 1,865 | 1,677 | -- | 1,771 |
| With a related allowance recorded: | | | | |
| Commercial | | | | |
| Commercial Real Estate | 8,379 | 8,370 | 1,752 | 8,375 |
| Consumer | | | | |
| Consumer – other | 241 | 241 | 36 | 241 |
| Total: | $40,473 | $33,499 | $1,788 | $36,987 |
| Commercial | 33,495 | 27,439 | 1,752 | 30,468 |
| Consumer | 5,113 | 4,384 | 36 | 4,748 |
| Residential | 1,865 | 1,677 | -- | 1,771 |

At December 31, 2011 and 2010, loans which are accounted for on a non-accrual basis (in thousands):

**Loans Receivable on Nonaccrual Status**
**As of December 31,**

| | 2011 | 2010 |
|---|---|---|
| Commercial | | |
| Commercial real estate | $11,337 | $14,305 |
| Commercial non real estate | 1,340 | 1,048 |
| Consumer | | |
| Consumer – other | 2,536 | 1,792 |
| Consumer – automobile | 65 | -- |
| Consumer – home equity | 308 | 147 |
| Residential Real Estate | | |
| 1-4 family | 1,220 | 1,534 |
| Total | $16,806 | $18,826 |

4. **Loans, net (continued)**

**Allowance for Loan Losses and Recorded Investment in Loans Receivable**
**For the Years Ended December 31, 2011 and 2010**
**(in thousands)**

| | Commercial | Commercial Real Estate | Consumer | Residential | Total |
|---|---|---|---|---|---|
| **December 31, 2011** | | | | | |
| **Allowance for loan losses:** | | | | | |
| Beginning balance | $2,166 | $4,602 | $335 | $276 | $7,379 |
| Chargeoffs | (334) | (3,444) | (318) | (4) | (4,100) |
| Recoveries | 55 | 156 | 29 | 40 | 280 |
| Provisions | -- | 606 | 438 | (54) | 990 |
| Ending balance | $1,887 | $1,920 | $484 | $258 | $4,549 |
| **Loans receivable:** | | | | | |
| Ending balance – total | $12,939 | $97,547 | $37,829 | $12,338 | $160,653 |
| Ending balances: | | | | | |
| Individually evaluated for impairment | $2,356 | $18,352 | $4,933 | $1,832 | $27,473 |
| Collectively evaluated for Impairment | $10,583 | $79,195 | $32,896 | $10,506 | $133,180 |
| **December 31, 2010** | | | | | |
| **Allowance for loan losses:** | | | | | |
| Beginning balance | $1,947 | $ 2,773 | $ 502 | $357 | $5,579 |
| Chargeoffs | (976) | (6,044) | (1,423) | (262) | (8,705) |
| Recoveries | 118 | 1,203 | 25 | 69 | 1,415 |
| Provisions | 1,077 | 6,670 | 1,231 | 112 | 9,090 |
| Ending balance | $2,166 | $4,602 | $ 335 | $ 276 | $ 7,379 |
| **Loans receivable:** | | | | | |
| Ending balance – total | $22,231 | $124,190 | $45,269 | $14,831 | $206,521 |
| Ending balances: | | | | | |
| Individually evaluated for Impairment | $2,816 | $24,623 | $4,383 | $1,677 | $33,499 |
| Collectively evaluated for Impairment | $19,415 | $99,567 | $40,886 | $13,154 | $173,022 |

Renegotiated loans, or troubled debt restructurings, are those loans where the borrower is experiencing financial difficulties and we have agreed to concessions of the terms such as changes in the interest rate charged and/or other concessions. Troubled debt restructurings increased $2.8 million from $5.7 million at December 31,2010 to $8.5 million at December 31, 2011. The majority of this increase relates primarily to commercial real estate relationships that have been affected by the downturn in the commercial real estate market.

## 4. Loans, net (continued)

The following are credit quality indicators for the Corporation's loans receivable for the years ended December 31, 2011 and 2010.

**Credit Quality Indicators**
**As of December 31, 2011 and 2010**

Credit Quality Indicators: The Corporation regularly monitors the credit quality of its loan portfolio. Credit quality refers to the current and expected ability of borrowers to repay their obligations according to the contractual terms of such loans. Credit quality is evaluated through assignment of individual loan grades, as well as past-due and performing status analysis. Credit quality indicators allow the Corporation to assess the inherent loss on certain individual and pools of loans.

Corporate Credit Exposure (1)
Credit Risk Profile by Creditworthiness Category (in thousands)

| | Commercial Non Real Estate | | Commercial Real Estate | |
|---|---|---|---|---|
| | **2011** | **2010** | **2011** | **2010** |
| Grade 1 Superior Quality | $ 52 | $ 4 | $ -- | $ -- |
| Grade 2 Good Quality | 223 | 340 | -- | -- |
| Grade 3 Satisfactory | 363 | 1,879 | 9,242 | 8,818 |
| Grade 4 Acceptable | 8,236 | 13,241 | 60,431 | 82,354 |
| Grade 5 Special Mention | 1,933 | 2,866 | 9,890 | 9,606 |
| Grade 6 Substandard | 1,926 | 3,901 | 17,984 | 23,412 |
| Grade 7 Doubtful | 206 | -- | -- | -- |
| Total | $12,939 | $22,231 | $97,547 | $124,190 |

The Corporation uses an internal risk rating system to classify and monitor the credit quality of loans. Loan risk ratings are based on a graduated scale representing increasing likelihood of loss. Primary responsibility for the assignment of risk ratings of loans is with the individual loan officer assigned to each loan, subject of verification by the Credit Administration department. Risk ratings are also reviewed periodically by an independent third party loan review firm that reports directly to the Board of Directors.

Consumer Credit Exposure (1)
Credit Risk Profile by Internally Assigned Grade (in thousands)

| | Residential | | Consumer | |
|---|---|---|---|---|
| | **2011** | **2010** | **2011** | **2010** |
| Grade: | | | | |
| Pass | $10,833 | $13,282 | $33,307 | $42,273 |
| Special mention | 243 | -- | 480 | -- |
| Substandard | 1,262 | 1,549 | 4,042 | 2,996 |
| Total | $12,338 | $14,831 | $37,829 | $45,269 |

(1) Credit quality indicators are reviewed and updated as applicable on an ongoing basis in accordance with credit policies.

## 4. Loans, net (continued)

Consumer Credit Exposure (1)
Credit Risk Profile Based on Payment Activity (in thousands)

| | Other | | Consumer Automobile | | Home Equity | | Residential real estate 1-4 family | |
|---|---|---|---|---|---|---|---|---|
| | 2011 | 2010 | 2011 | 2010 | 2011 | 2010 | 2011 | 2010 |
| Performing | $19,760 | $25,366 | $878 | $1,502 | $14,282 | $16,462 | $11,118 | $13,297 |
| Nonperforming | 2,536 | 1,792 | 65 | -- | 308 | 147 | 1,220 | 1,534 |
| Total | $22,296 | $27,158 | $943 | $1,502 | $14,590 | $16,609 | $12,338 | $14,831 |

(1) Credit quality indicators are reviewed and updated as applicable on an ongoing basis in accordance with credit policies.

Loans graded one through four are considered "pass" credits. As of December 31, 2011, approximately 76.4% of the loan portfolio were considered pass credits. For loans to qualify for these grades, they must be performing relatively close to expectations, with no significant departures from the intended source and timing of repayment.

Loans with a credit grade of five are not considered classified; however, they are categorized as a special mention or watch list credit, and are considered potential problem loans. This classification is utilized by us when we have an initial concern about the financial health of a borrower. These loans are designated as such in order to be monitored more closely than other credits in our portfolio. We then gather current financial information about the borrower and evaluate our current risk in the credit. We will then either reclassify the loan as "substandard" or back to its original risk rating after a review of the information. There are times when we may leave the loan on the watch list, if, in management's opinion, there are risks that cannot be fully evaluated without the passage of time, and we determine to review the loan on a more regular basis. Loans on the watch list are not considered problem loans until they are determined by management to be classified as substandard. As of December 31, 2011, we had loans totaling $12.5 million rated as Special Mention.

Loans graded six or greater are considered classified credits. Loans classified as substandard are inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral pledged. The loan has well-defined weaknesses that jeopardized the liquidation value and has the distinct possibility that the Corporation will sustain some loss if the deficiencies are not corrected. Loans classified as doubtful have the weaknesses of Substandard but have additional factors that make collection or liquidation in full highly questionable and improbable. At December 31, 2011, classified loans totaled $25.4 million, with all but one loan being collateralized by real estate. Classified credits are evaluated for impairment on a quarterly basis.

Directors and officers of the Corporation are customers of the Corporation in the ordinary course of business. Loans to directors and officers have terms consistent with those offered to other customers. Loans to officers and directors of the Corporation are summarized as follows (in thousands):

| | Years Ended December 31, 2011 | 2010 |
|---|---|---|
| Balance at beginning of period | $2,001 | $2,180 |
| Loans originated during the period | -- | -- |
| Loan repayments during the period | (244) | (179) |
| Balance at the end of period | $1,757 | $2,001 |

## 4. Loans, net (continued)

The following are past due loans for the Corporation's loans receivable for the years ended December 31, 2011 and 2010 (in thousands).

| | 30-59 Days Past Due | 60-89 Days Past Due | Greater Than 90 Days | Total Past Due | Current | Total Loans Receivable |
|---|---|---|---|---|---|---|
| December 31, 2011 | | | | | | |
| Commercial: | | | | | | |
| Commercial non real estate | $ 485 | $ 139 | $ 996 | $1,620 | $11,319 | $ 12,939 |
| Commercial real estate | 714 | 472 | 8,046 | 9,232 | 88,315 | 97,547 |
| Consumer: | | | | | | |
| Consumer – other | 422 | 69 | 2,052 | 2,543 | 19,753 | 22,296 |
| Consumer – automobile | 69 | -- | -- | 69 | 874 | 943 |
| Consumer – home equity | 408 | 47 | 182 | 637 | 13,953 | 14,590 |
| Residential 1-4 family | 482 | -- | 675 | 1,157 | 11,181 | 12,338 |
| Total | $2,580 | $727 | $11,951 | $15,258 | $145,395 | $160,653 |
| December 31, 2010 | | | | | | |
| Commercial: | | | | | | |
| Commercial non real estate | $175 | $221 | $1,089 | $1,485 | $20,746 | $22,231 |
| Commercial real estate | 1,668 | 1,883 | 12,989 | 16,540 | 107,650 | 124,190 |
| Consumer: | | | | | | |
| Consumer – other | 718 | 472 | 886 | 2,076 | 25,082 | 27,158 |
| Consumer – automobile | 66 | 32 | -- | 98 | 1,404 | 1,502 |
| Consumer – home equity | 148 | 94 | 14 | 256 | 16,353 | 16,609 |
| Residential 1-4 family | 1,060 | 656 | 1,119 | 2,835 | 11,996 | 14,831 |
| Total | $3,835 | $3,358 | $16,097 | $23,290 | $183,231 | $206,521 |

## 4. Loans, net (continued)

### Troubled Debt Restructurings

As a result of adopting the amendments in ASU 2011-02, the Corporation reassessed all restructurings that occurred on or after the beginning of the fiscal year of adoption (January 1, 2011) to determine whether they are considered troubled debt restructurings (TDRs) under the amended guidance. The Corporation identified as TDRs certain loans for which the allowance for loan losses had previously been measured under a general allowance methodology. Upon identifying those loans as TDRs, the Corporation identified them as impaired under the guidance in ASC 310-10-35. The amendments in ASU 2011-02 require prospective application of the impairment measurement guidance in ASC 310-10-35 for those loans newly identified as impaired. At December 31, 2011, the recorded investment in loans for which the allowance was previously measured under a general allowance methodology and are now impaired under ASC 310-10-35 was $1.3 million, and the allowance for loan losses associated with those loans, on the basis of a current evaluation of loss was $111,000. The following are loan modifications for the Corporation's loans receivable for the twelve month period ended December 31, 2011.

| | Twelve Months Ended December 31, 2011 | | |
|---|---|---|---|
| **Troubled Debt Restructurings Added during current year** | **Number of New Contracts** | **Pre Modification Outstanding Recorded Investment** | **Post Modification Outstanding Recorded Investment** |
| | | (in thousands) | |
| Commercial: | | | |
| Commercial non real estate | 5 | $ 1,545 | $ 1,410 |
| Commercial real estate | 11 | 8,426 | 8,397 |
| Consumer: | | | |
| Consumer – other | 3 | 421 | 421 |
| Residential 1-4 family | 1 | 88 | 87 |
| Total | 20 | $10,480 | $10,315 |

| | Twelve Months Ended December 31, 2011 | | |
|---|---|---|---|
| **Troubled Debt Restructurings Defaulted during the period Added since December 31, 2010** | **Number of New Contracts** | **Post Modification Outstanding Recorded Investment** | **Defaulted Recorded Investment** |
| | | (in thousands) | |
| Commercial: | | | |
| Commercial non real estate | 2 | $ 346 | $ 209 |
| Commercial real estate | 8 | 1,772 | 1,669 |
| Consumer: | | | |
| Consumer – other | 9 | 1,186 | 1,056 |
| Total | 19 | $3,304 | $2,934 |

During the twelve months ended December 31, 2011, the Corporation modified 20 loans that were considered to be troubled debt restructurings. We extended the terms for 12 of these loans and the interest rate was lowered for 10 of these loans. During the twelve months ended December 31, 2011, 19 loans that had previously been restructured, 15 went into default during the year.

## 5. Office Properties and Equipment

Office properties and equipment consisted of the following (in thousands):

| | As of December 31, 2011 | 2010 |
|---|---|---|
| Land | $1,656 | $1,656 |
| Building and improvements | 5,292 | 5,285 |
| Office furniture, fixtures and equipment | 2,207 | 2,142 |
| Total | 9,155 | 9,083 |
| Less accumulated depreciation | (4,368) | (3,982) |
| Office properties and equipment, net | $4,787 | $5,101 |

Depreciation expense was $386,000 and $459,000 for the years ended December 31, 2011 and 2010, respectively.

## 6. Deposit Accounts

Deposit accounts at December 31 were as follows (in thousands):

| | 2011 | | | 2010 | | |
|---|---|---|---|---|---|---|
| **Account Type** | Rate | Balance | % | Rate | Balance | % |
| NOW accounts: | | | | | | |
| Commercial non-interest-bearing | –% | $ 19,930 | 7.04% | –% | $ 18,414 | 5.88% |
| Non-commercial | 0.42 | 87,803 | 31.00 | 1.60 | 98,075 | 31.32 |
| Money market | 0.36 | 23,575 | 8.32 | 0.53 | 21,066 | 6.73 |
| Savings | 0.42 | 27,064 | 9.55 | 0.84 | 28,430 | 9.08 |
| Total demand deposits | 0.36 | 158,372 | 55.91 | 1.15 | 165,985 | 53.01 |
| Time deposits: | | | | | | |
| Up to 2.00% | | 123,957 | 43.76 | | 102,081 | 32.60 |
| 2.01% - 3.00% | | 148 | 0.05 | | 41,482 | 13.25 |
| 3.01% - 4.00% | | 47 | 0.02 | | 206 | 0.06 |
| 4.01% - 5.00% | | 725 | 0.26 | | 2,649 | 0.85 |
| 5.01% - 6.00% | | -- | -- | | 725 | 0.23 |
| Total time deposits | 0.91 | 124,877 | 44.09 | 1.55 | 147,143 | 46.99 |
| Total deposit accounts | 0.60% | $283,249 | 100.00% | 1.34% | $313,128 | 100.00% |

As of December 31, 2011 and 2010, total deposit accounts include approximately $2.5 million and $2.1 million, respectively, of deposits from the Corporation's officers, directors, employees or parties related to them.

At December 31, 2011 and 2010, time deposit accounts with balances of $100,000 and over totaled approximately $52.7 million and $61.7 million, respectively.

Time deposits by maturity were as follows (in thousands):

| | As of December 31, 2011 | 2010 |
|---|---|---|
| **Maturity Date** | | |
| Within 1 year | $ 88,556 | $111,477 |
| After 1 but within 2 years | 33,373 | 34,920 |
| After 2 but within 3 years | 2,013 | 569 |
| After 3 but within 4 years | 155 | 37 |
| Thereafter | 780 | 140 |
| Total time deposits | $124,877 | $147,143 |

## 6. Deposit Accounts (continued)

Interest expense on deposits consisted of the following (in thousands):

| | Years Ended December 31, | |
|---|---|---|
| | 2011 | 2010 |
| **Account Type** | | |
| NOW accounts and money market deposit accounts | $ 734 | $2,009 |
| Passbook and statement savings Accounts | 137 | 203 |
| Certificate accounts | 1,700 | 2,898 |
| Early withdrawal penalties | (17) | (23) |
| Total | $2,554 | $5,087 |

## 7. Advances from the Federal Home Loan Bank

At December 31, 2011 and 2010, the Bank had $59.5 million of advances outstanding from the FHLB. The maturity of the advances from the FHLB is as follows (in thousands):

| | As of December 31, | | | |
|---|---|---|---|---|
| | 2011 | Weighted Average Rate | 2010 | Weighted Average Rate |
| Contractual Maturity: | | | | |
| Within one year – adjustable rate | $22,000 | 4.58 % | $ -- | -- % |
| After one but within three years – adjustable rate | -- | -- | 22,000 | 4.58 |
| Greater than five years – adjustable rate | 37,500 | 3.89 | 37,500 | 3.89 |
| Total advances | $59,500 | 4.14% | $59,500 | 4.14% |

The Bank pledges as collateral to the advances their FHLB stock, investment securities and has entered into a blanket collateral agreement with the FHLB whereby the Bank maintains, free of other encumbrances, qualifying loans (as defined) with unpaid principal balances equal to, when discounted at 50% to 80% of the unpaid principal balances, 100% of total advances. The amount of qualifying loans was $45.2 million and $51.3 million, respectively, at December 31, 2011 and 2010. In addition to qualifying loans, the Corporation also pledges investment securities. The amount of investment securities pledged for advances was $48.5 million and $36.0 million, respectively, at December 31, 2011 and 2010. Advances are subject to prepayment penalties and to calls at the option of the FHLB of Atlanta. The advances callable in fiscal 2012 are $59.5 million with a weighted average rate of 4.14%. During fiscal years 2011 and 2010, the FHLB did not exercise any of the call provisions related to the advances.

## 8. Securities Sold Under Agreements to Repurchase

The Company had $5.3 million and $10.0 million borrowed under agreements to repurchase at December 31, 2011 and 2010, respectively. The amortized cost of the securities underlying the agreements to repurchase at December 31, 2011 was $8.1 million and $20.0 million at December 31, 2010. The maximum amount outstanding at any month end during 2011 was $10.4 million and $19.0 million for 2010. The average amount of outstanding agreements for 2011 was $6.5 million and $12.9 million for 2010 and the approximate weighted average interest rate was 0.10% in 2011 and 0.67% in 2010.

## 9. Floating Rate Junior Subordinated Deferrable Interest Debentures

On July 18, 2006, the Corporation sponsored the creation of Provident Community Bancshares Capital Trust I ("Capital Trust I"). The Corporation is the owner of all of the common securities of Capital Trust I. On July 21, 2006, Capital Trust I issued $4,000,000 in the form of floating/fixed rate capital securities through a pooled trust preferred securities offering. The proceeds from this issuance, along with the Corporation's $124,000 capital contribution for Capital Trust I's common securities, were used to acquire $4,124,000 aggregate principal amount

## 9. Floating Rate Junior Subordinated Deferrable Interest Debentures (continued)

of the Corporation's floating rate junior subordinated deferrable interest debentures due October 1, 2036 (the "Debentures"), which constitute the sole asset of Capital Trust I. The interest rate on the Debentures and the capital securities was equal to 7.393% for the first five years. Thereafter, the interest rate is variable and adjustable quarterly at 1.74% over the three-month LIBOR and had a rate of 2.11% at December 31, 2011. The Corporation has, through the Trust Agreement establishing Capital Trust I, the Guarantee Agreement, the notes and the related Debenture, taken together, fully irrevocably and unconditionally guaranteed all of the Capital Trust I obligations under the capital securities. The stated maturity of the Debentures is October 1, 2036. In addition, the Debentures are subject to redemption at par at the option of the Corporation, subject to prior regulatory approval, in whole or in part on any interest payment date after October 1, 2011. The Debentures are also subject to redemption prior to October 1, 2011 at up to 103.7% of par after the occurrence of certain events that would either have a negative tax effect on Capital Trust I or the Corporation or would result in Capital Trust I being treated as an investment company that is required to be registered under the Investment Company Act of 1940. The Corporation has the right, at one or more times, to defer interest payments on the Debentures for up to twenty consecutive quarterly periods. In July 2010, the Corporation exercised its right to defer payments on the Debentures for an indefinite period. Distributions will continue to accrue interest at the then current rates. The Corporation paid $229,000 in interest for the year ended December 31, 2010 for the Capital Trust I debentures.

On November 28, 2006, the Corporation sponsored the creation of Provident Community Bancshares Capital Trust II ("Capital Trust II"). The Corporation is the owner of all of the common securities of Capital Trust II. On December 15, 2006, Capital Trust II issued $8,000,000 in the form of floating rate capital securities through a pooled trust preferred securities offering. The proceeds of Capital Trust II were utilized for the redemption of Union Financial Bancshares Statutory Trust (the "Trust") issued on December 18, 2001. The proceeds from this issuance, along with the Corporation's $247,000 capital contribution for Capital Trust's II common securities, were used to acquire $8,247,000 aggregate principal amount of the Corporation's floating rate junior subordinated deferrable interest debentures due March 1, 2037 (the "Debentures"), which constitute the sole asset of Capital Trust II. The interest rate on the Debentures and the capital securities is variable and adjustable quarterly at 1.74% over the three-month LIBOR, with a rate at December 31, 2011 of 2.27%. The Corporation has, through the Trust agreement establishing Capital Trust II, the Guarantee Agreement, the notes and the related Debenture, taken together, fully irrevocably and unconditionally guaranteed all of Capital Trust II obligations under the capital securities. The stated maturity of the Debentures is March 1, 2037. In addition, the Debentures are subject to redemption at par at the option of the Corporation, subject to prior regulatory approval, in whole or in part on any interest payment date after March 1, 2012. The Debentures are also subject to redemption prior to March 1, 2012 at 103.5% of par after the occurrence of certain events that would either have a negative tax effect on the Capital Trust II or the Corporation or would result in the Trust being treated as an investment company that is required to be registered under the Investment Company Act of 1940. The Corporation has the right, at one or more times, to defer interest payments on the Debentures for up to twenty consecutive quarterly periods. In July 2010, the Corporation exercised its right to defer payments on the Debentures for an indefinite period. Distributions will continue to accrue interest at the then current rates. The Corporation paid $83,100 in interest to the Capital Trust II 2010.

## 10. Income Taxes

Income tax expense is summarized as follows (in thousands):

| | Years Ended December 31, | |
|---|---|---|
| | 2011 | 2010 |
| Current | $ -- | $ 105 |
| Deferred | 25 | 4,610 |
| Total income tax expense | $ 25 | $4,715 |
| Change in valuation allowance | ($462) | $7,674 |

### 10. Income Taxes (continued)

The provision for income taxes differed from amounts computed by applying the statutory federal rate of 34% to income before income taxes as follows (in thousands):

| | Years Ended December 31, | |
|---|---|---|
| | 2011 | 2010 |
| Tax at federal income tax rate | $(56) | $(3,095) |
| Increase (decrease) resulting from: | | |
| State income taxes, net of federal benefit | 5 | -- |
| Interest on municipal bonds | -- | (59) |
| Non-taxable life insurance income | (113) | (127) |
| Surrender of life insurance policies | 430 | 314 |
| Changes in valuation allowance | (462) | 7,674 |
| Other, net | 221 | 8 |
| Total | $ 25 | $4,715 |

The Corporation had analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions.

The tax effects of significant items comprising the Corporation's deferred taxes as of December 31, 2011 and 2010 are as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2011 | 2010 |
| Deferred tax assets: | | |
| Book reserves in excess of tax basis bad debt reserves | $1,074 | $1,925 |
| Difference between book and tax property basis | 2 | -- |
| Deferred compensation | 697 | 609 |
| Net operating loss | 4,264 | 3,876 |
| Other-than-temporary-impairment | 1,833 | 1,686 |
| Mark-to-market adjustment | 220 | 1,580 |
| Charitable contribution limitation | 8 | 8 |
| Other real estate owned | 854 | 514 |
| Core deposit intangible | 82 | 157 |
| Loan discount amortization | 78 | 91 |
| Other | 349 | 351 |
| Total deferred tax asset | 9,461 | 10,797 |
| Less valuation allowance | 7,212 | 7,674 |
| Deferred tax asset after valuation allowance | 2,249 | 3,123 |
| Deferred tax liabilities: | | |
| Difference between book and tax property basis | -- | 36 |
| Difference between book and tax Federal Home Loan Bank stock | 85 | 85 |
| Deferred loan fees | 52 | 58 |
| Partnership pass-through differences | 120 | 43 |
| Prepaid expenses | 100 | 86 |
| Total deferred tax liability | 357 | 308 |
| Net deferred tax asset | $1,892 | $2,815 |

The deferred tax assets of $1.9 million and $2.8 million at December 31, 2011 and 2010 are included in other assets in the balance sheet.

Deferred tax assets or liabilities are initially recognized for differences between the financial statement carrying amount and the tax basis of asset and liabilities which will result in future deductible or taxable amounts and operating loss and tax credit carry-forwards. A valuation allowance is then established, as applicable, to reduce the deferred tax asset to the level at which it is "more likely than not" that the tax benefits will be realized.

## 10. Income Taxes (continued)

Realization of tax benefits of deductible temporary differences and operating loss or credit carry-forwards depends on having sufficient taxable income of an appropriate character within the carry-back and carry-forward periods. Sources of taxable income that may allow for the realization of tax benefits include (1) taxable income in the current year or prior years that is available through carry-back, (2) future taxable income that will result from the reversal of existing taxable temporary differences, and (3) taxable income generated by future operations.

At December 31, 2011, the Company's net deferred tax assets totaled $10.1 million. The Company has net operating loss carryforwards of approximately $30.0 million which will expire 2029 through 2030 if not utilized to offset taxable income prior to that date. It is management's belief that realization of the deferred tax asset, after the valuation allowance, is more likely than not.

At December 31, 2010, the Company's net deferred tax assets totaled $10.8 million. Based on the Company's projections for future taxable income over the next three years, cumulative tax losses over the previous three years and available tax planning strategies, the Company recorded a valuation allowance in the amount of $7.7 million through a charge against income tax expense (benefit).

The Company is subject to U.S. federal and South Carolina state income tax. Tax authorities in various jurisdictions may examine the Company. The Company and the Bank are not subject to federal and state income tax examinations for taxable years prior to 2007.

Retained earnings at December 31, 2011 includes approximately $1.6 million representing pre-1988 tax bad debt base year reserve amounts for which no deferred income tax liability has been provided since these reserves are not expected to reverse until indefinite future periods and may never reverse. Circumstances that would require an accrual of a portion or all of this unrecorded tax liability are failure to meet the definition of a bank, dividend payments in excess of current year or accumulated tax earnings and profits, or other distributions in dissolutions, liquidations or redemption of the Bank's stock.

## 11. Employee Benefits

The Corporation has a contributory profit-sharing plan which is available to all eligible employees. Annual employer contributions to the plan consist of an amount which matches participant contributions up to a maximum of 5% of a participant's compensation and a discretionary amount determined annually by the Corporation's Board of Directors. The annual contributions to the plan will be 5% of a participant's compensation. Employer expensed contributions to the plans were $118,500 and $112,500 for the years ended December 31, 2011 and 2010, respectively.

## 12. Financial Instruments with Off Balance Sheet Risk

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments are commitments to extend credit. They involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments.

## 12. Financial Instruments with Off Balance Sheet Risk (continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment and income-producing commercial properties.

The Corporation had loan commitments as follows (in thousands):

| | As of December 31, | |
|---|---|---|
| | 2011 | 2010 |
| Fixed/variable interest rate commitments to fund residential credit | $ 663 | $ 975 |
| Commitments to fund commercial and construction loans | -- | 143 |
| Unused portion of credit lines (principally variable-rate consumer lines secured by real estate) | 17,128 | 28,457 |
| Total | $17,791 | $29,575 |

The Corporation has no additional financial instruments with off-balance sheet risk. The Corporation did not incur any losses on its commitments in the years ended December 31, 2011 and 2010.

## 13. Fair Value of Financial Instruments

The estimated fair values of the Corporation's financial instruments were as follows at December 31, 2011 (in thousands):

| | December 31, 2011 | |
|---|---|---|
| | Carrying Amount | Fair Value |
| **Financial assets** | | |
| Cash and due from banks | $ 23,893 | $ 23,893 |
| Securities available for sale | 165,878 | 165,878 |
| Federal Home Loan Bank stock, at cost | 3,363 | 3,363 |
| Federal Reserve Bank stock, at cost | 689 | 689 |
| Loans, net | 156,019 | 161,219 |
| Accrued interest receivable | 1,340 | 1,340 |
| Cash surrender value of life insurance | 7,923 | 7,923 |
| **Financial liabilities** | | |
| Deposits | $283,249 | $279,672 |
| Advances from FHLB and other borrowings | 59,500 | 65,748 |
| Securities sold under agreement to repurchase | 5,268 | 5,268 |
| Floating rate junior subordinated deferrable interest debentures | 12,372 | 12,372 |
| Accrued interest payable | 1,028 | 1,028 |
| **Off-balance-sheet assets (liabilities)** | | |
| Commitments to extend credit | ($17,791) | ($--) |

## 13. Fair Value of Financial Instruments (continued)

The estimated fair values of the Corporation's financial instruments were as follows at December 31, 2010 (in thousands):

| | December 31, 2010 | |
|---|---|---|
| | Carrying Amount | Fair Value |
| **Financial assets** | | |
| Cash and due from banks | $ 24,865 | $ 24,865 |
| Securities available for sale | 148,469 | 148,469 |
| Federal Home Loan Bank stock, at cost | 3,526 | 3,526 |
| Federal Reserve Bank stock, at cost | 832 | 832 |
| Loans, net | 198,896 | 198,279 |
| Accrued interest receivable | 1,575 | 1,575 |
| Cash surrender value of life insurance | 8,623 | 8,623 |
| **Financial liabilities** | | |
| Deposits | $313,128 | $299,950 |
| Advances from FHLB and other borrowings | 59,500 | 61,357 |
| Securities sold under agreement to repurchase | 10,028 | 10,027 |
| Floating rate junior subordinated deferrable interest debentures | 12,372 | 12,372 |
| Accrued interest payable | 663 | 663 |
| **Off-balance-sheet assets (liabilities)** | | |
| Commitments to extend credit | ($29,575) | ($--) |

The Corporation utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Effective January 1, 2008, the Corporation adopted FASB 157 (ASC 820-10-15) Fair Value Measurements which provides a framework for measuring and disclosing fair value under generally accepted accounting principles. This standard requires disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis (for example, available-for-sale investment securities) or on a nonrecurring basis (for example, impaired loans).

### Fair Value Hierarchy

ASC 820-10-15 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820-10-15 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

**Level 1** Valuation is based upon quoted prices in active markets for identical assets or liabilities.

**Level 2** Valuation is based upon quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

**Level 3** Valuation is based upon quoted prices for similar assets or liabilities; quoted prices in markets that are not active; and model-based techniques whose value is determined using pricing models, discounted cash flow methodologies and similar techniques.

## 13. Fair Value of Financial Instruments (continued)

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

**Investment Securities Available for Sale**

Available for sale investment securities are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange and U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 may include asset-backed securities in less liquid markets.

**Loans**

The Corporation is predominantly an asset based lender with real estate serving as collateral on a substantial majority of loans. The Corporation does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and the related impairment is charged against the allowance or a specific allowance is established. The Corporation performs its allowance for loan and lease losses calculation on a quarterly basis, which also includes an evaluation of all non-performing loans for further impairment even if a new appraisal is not obtained on a quarterly basis. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Loans which are deemed to be impaired are primarily valued at the fair values of the underlying real estate collateral. Such fair values are obtained using collateral net liquidation value, market value of similar debt, enterprise value, and discounted cash flows. Those impaired loans not requiring a specific allowance represent loans for which the fair value of the expected repayment or collateral meet or exceed the recorded investment in such loans. The Corporation considers all non-accrual loans and troubled debt restructurings to be impaired. When the fair value of the collateral is based on an observable market price or a current appraised value, the Corporation records the impaired loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is not observable market price, the Corporation records the impaired loans as nonrecurring Level 3. Certain assumptions and unobservable inputs are currently being used by appraisers, therefore qualifying impaired loans as Level 3. Consistent with the regulator's appraisal guidance dated December 10, 2010, the Corporation has adopted a loan reappraisal policy. The regulatory guidance states that a bank should establish criteria for assessing whether an existing appraisal or evaluation continues to reflect the market value of the property. Generally, impaired loans will be evaluated using an existing appraisal if the valuation has been established within the previous twelve months. However, market conditions may dictate an updated appraisal for a lesser timeframe. Factors include deterioration in the credit since origination or changes in market conditions. Changes in market conditions could include material changes in current and projected vacancy, absorption rates, lease terms, rental rates, and sale prices, including concessions and overruns and delays in construction costs. Fluctuations in discount or direct capitalization rates also are indicators of changing market conditions. In assessing whether changes in market conditions are material, a bank should consider the individual and aggregate effect of these changes on its collateral protection and the risk in its real estate lending program or credit portfolios.

**Real Estate Acquired Through Foreclosure**

Other real estate owned ("OREO") is adjusted to fair value upon transfer of the loans to OREO. Subsequently, OREO is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. Certain assumptions and unobservable inputs are currently being used by appraisers, therefore qualifying these assets as Level 3.

## 13. Fair Value of Financial Instruments (continued)

**Assets and Liabilities Recorded at Fair Value on a Recurring Basis**

The following tables present the balances of assets recorded at fair value on a recurring basis by level within the hierarchy as of December 31, 2011 and December 31, 2010 (in thousands).

| | 2011 | (Level 1) | (Level 2) | (Level 3) |
|---|---|---|---|---|
| Investment securities: | | | | |
| U.S. Agency obligations | $ 1 | $ 1 | $ -- | $ -- |
| Government Sponsored Enterprises | 87,538 | 87,538 | -- | -- |
| Trust Preferred securities | 4,205 | -- | 2,750 | 1,455 |
| Total investment securities | 91,744 | 87,539 | 2,750 | 1,455 |
| Mortgage-backed and related securities | 74,134 | -- | 74,134 | -- |
| Total | $165,878 | $87,539 | $76,884 | $1,455 |

| | 2010 | (Level 1) | (Level 2) | (Level 3) |
|---|---|---|---|---|
| Investment securities: | | | | |
| U.S. Agency obligations | $ 2 | $ 2 | $ -- | $ -- |
| Government Sponsored Enterprises | 54,772 | 54,772 | -- | -- |
| Trust Preferred securities | 4,548 | -- | 2,614 | 1,934 |
| Total investment securities | 59,322 | 54,774 | 2,614 | 1,934 |
| Mortgage-backed and related securities | 89,147 | -- | 89,147 | -- |
| Total | $148,469 | $54,774 | $91,761 | $1,934 |

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period ended December 31, 2011.

| | Fair Value Measurements Using Significant Unobservable Inputs (Level 3) |
|---|---|
| | Investment Securities Available-for-Sale |
| Beginning balance at December 31, 2010 | $1,934,000 |
| Transfers in of Level 3 | -- |
| Total gains/losses included in: | |
| Net loss | (314,000) |
| Other comprehensive income | 302,000 |
| Purchases, sales, issuances and settlements, net | (467,000) |
| Ending balance at December 31, 2011 | $1,455,000 |

## 13. Fair Value of Financial Instruments (continued)

### Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The Corporation may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period.

Assets and liabilities measured at fair value on a nonrecurring basis at December 31, 2011 are as follows:

| | Total | (Level 1) | (Level 2) | (Level 3) |
|---|---|---|---|---|
| Non performing loans | $16,367,000 | $-- | $-- | $16,367,000 |
| Other real estate owned | 8,398,000 | -- | -- | 8,398,000 |
| Total assets at fair value | $24,765,000 | $-- | $-- | $24,765,000 |

Assets and liabilities measured at fair value on a nonrecurring basis at December 31, 2010 are as follows:

| | Total | (Level 1) | (Level 2) | (Level 3) |
|---|---|---|---|---|
| Non performing loans | $17,038,000 | $-- | $-- | $17,038,000 |
| Other real estate owned | 10,618,000 | -- | -- | 10,618,000 |
| Total assets at fair value | $27,656,000 | $-- | $-- | $27,656,000 |

## 14. Preferred Stock

On March 13, 2009, as part of the United States Department of the Treasury's Capital Purchase Program, the Corporation issued 9,266 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, $1,000 per share liquidation preference, and a warrant to purchase up to 178,880 shares of the Corporation's common stock for a period of ten years at an exercise price of $7.77 per share, in exchange for $9,266,000 in cash from the United States Department of the Treasury. The proceeds, net of issuance costs consisting primarily of legal fees, were allocated between the preferred stock and the warrant on a pro rata basis, based upon the estimated market values of the preferred stock and the warrant. As a result, $25,000 of the proceeds was allocated to the warrant. The amount allocated to the warrant is considered a discount on the preferred stock and will be amortized using the level yield method over a five-year period through a charge to retained earnings. Such amortization will not reduce net income, but will reduce income available to common shareholders. Fair market value of the preferred stock was determined by using a discounted cash flow model that assumed a market dividend yield for similar preferred stock.

The preferred stock pays cumulative dividends of 5% per year for the first five years and 9% per year thereafter. The Corporation may redeem the preferred stock at its liquidation preference plus accrued and unpaid dividends at any time with prior regulatory approval. The securities purchase agreement between the Corporation and the United States Department of the Treasury limits, for three years, the rate of dividend payments on the Corporation's common stock to the amount of its last quarterly cash dividend before participation in the program of $0.03 per share unless an increase is approved by the Department of the Treasury, limits the Corporation's ability to repurchase its common stock for three years and subjects the Corporation to certain executive compensation limitations included in the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009. The Corporation plans to remain in the program for the initial three-year period and evaluate alternative sources of capital after that point.

In July 2010, the Corporation deferred payment of its dividend on the preferred stock. Failure of the Corporation to pay dividends for six periods would trigger board appointment rights for the holders of the preferred stock.

## 15. Real Estate Acquired in Settlement of Loans

Real estate acquired in settlement of loans through foreclosure is summarized as follows:

| | Years Ended December 31, | |
|---|---|---|
| | 2011 | 2010 |
| Balance at beginning of period | $10,618 | $ 5,917 |
| Foreclosures added during the period | 3,251 | 9,271 |
| Sales of Foreclosed property, net of improvements | (4,133) | (2,739) |
| Provision charged as a write-down | (1,338) | (1,831) |
| Balance at the end of period | $ 8,398 | $10,618 |

Net real estate operations expense was $1,711,000 and $2,683,000 for the years ended December 31, 2011 and 2010, respectively.

## 16. Supplemental Cash Flow Disclosures

| | Years Ended December 31, | |
|---|---|---|
| | 2011 | 2010 |
| Cash paid for: | | |
| Income taxes | $ -- | $ -- |
| Interest | 5,118 | 8,129 |
| Non-cash transactions: | | |
| Loans foreclosed | 3,251 | 9,271 |
| Unrealized gain (loss) on securities available for sale | (595) | (4,273) |

## 17. Commitments and Contingencies

Lease commitments - The Corporation leases certain Bank facilities under rental agreements that have expiration dates between 2018 and 2025. Future minimum rental payments due under these leases are as follows:

| Years Ended | |
|---|---|
| 2012 | $ 469,464 |
| 2013 | 469,464 |
| 2014 | 469,464 |
| 2015 | 469,464 |
| 2016 | 469,464 |
| Thereafter | 1,431,264 |

Total rent expense for the years ended December 31, 2011 and 2010 was $469,464 and $463,131, respectively.

Lines of credit - At December 31, 2011, the Corporation had unused short-term secured lines of credit to purchase federal funds from unrelated banks totaling $4.0 million and the ability to borrow an additional $17.8 million from secured borrowing lines. Lines of credit are available on a one-to-ten day basis for general purposes of the Corporation. All of the lenders have reserved the right to withdraw these lines at their option.

Concentrations of Credit Risk - Financial instruments, which potentially subject the Corporation to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Corporation makes loans to individuals and small businesses for various personal and commercial purposes primarily in the Piedmont region of South Carolina and North Carolina. The Corporation's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions. Management has identified a concentration of a type of lending that it is monitoring. Commercial non-mortgage loans totaled $12.9 million at December 31, 2011 representing 103.8% of

## 17. Commitments and Contingencies (continued)

total equity and 8.3% of loans receivable. At December 31, 2010, this concentration totaled $22.2 million representing 216.5% of total equity and 11.2% of net loans receivable. Commercial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business and are generally secured by a variety of collateral types, primarily accounts receivable, inventory and equipment.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries, geographic regions and loan types, management monitors exposure to credit risk from other lending practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc.) and loans with high loan-to-value ratios. Management has determined that the Corporation has a concentration of loans that exceed one of the regulatory guidelines for loan-to-value ratios. This particular guideline states that the total amount by which commercial, agricultural, and multifamily and other non-residential properties exceed the regulatory maximum loan-to-value ratio limits should not exceed 30% of a bank's total risk-based capital. The excess over regulatory guidelines for these types of loans totaled $12.2 million at December 31, 2011 representing 45.0% of the Bank's total risk-based capital.

Additionally, there are industry practices that could subject the Corporation to increased credit risk should economic conditions change over the course of a loan's life. For example, the Corporation makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Corporation to unusual credit risk.

The Corporation's investment portfolio consists principally of obligations of the United States, its agencies or its corporations and general obligation municipal securities. In the opinion of management, there is no concentration of credit risk in its investment portfolio.

The Corporation places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Litigation - The Corporation is involved in legal actions in the normal course of business. In the opinion of management, based on the advice of its general counsel, the resolution of these matters will not have a material adverse impact on future results of operations or the financial position of the Corporation.

Potential Impact of Changes in Interest Rates - The Corporation's profitability depends to a large extent on its net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. Like most financial institutions, the Corporation's interest income and interest expense are significantly affected by changes in market interest rates and other economic factors beyond its control. Management seeks to manage the relationships between interest-sensitive assets and liabilities in order to protect against wide interest rate fluctuations.

The Corporation has more interest-rate sensitive assets than liabilities. Thus, it enjoys an increasing net interest rate spread during periods of rising interest rates. The Corporation experiences a shrinking net interest spread in a falling interest rate environment.

## 18. Stock Option Plans

At December 31, 2011, the Corporation had the following stock options outstanding.

| Grant Date | Shares Granted | Average Exercise Price Per Share | Average Intrinsic Value(1) | Expiration Date | Earliest Date Exercisable |
|---|---|---|---|---|---|
| January, 2002 | 13,073 | $ 10.36 | $ – | January 2012 | January, 2002 |
| April, 2002 | 750 | 13.00 | – | April, 2012 | April, 2002 |
| December, 2003 | 37,500 | 16.75 | – | December, 2013 | December, 2003 |
| January, 2005 | 1,000 | 16.60 | – | January, 2015 | January, 2005 |
| March, 2005 | 18,000 | 17.26 | – | March, 2015 | March, 2005 |
| Total shares granted | 70,323 | | $ – | | |

(1) The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holders had all option holders exercised their options on December 31, 2011. This amount changes based on changes in the market value of the Corporation's stock.

At December 31, 2011, the Corporation had the following options exercisable:

| Fiscal Year | Range of exercise price | Weighted Average Remaining Contractual Life | Number Options Exercisable | Average Exercise Price |
|---|---|---|---|---|
| 2002 | $10.36-13.00 | .1 years | 13,823 | $10.50 |
| 2003 | 16.75 | 2 years | 37,500 | 16.75 |
| 2005 | 16.60-17.26 | 3.2 years | 19,000 | 17.23 |
| | $10.36-$17.26 | | 70,323 | 15.65 |

Options for the two previous fiscal years that were forfeited as follows:

| | Stock options | Weighted average forfeited |
|---|---|---|
| Outstanding at December 31, 2009 | 90,863 | $14.44 |
| Granted | – | – |
| Forfeited | (4,200) | 11.96 |
| Exercised | – | – |
| Outstanding at December 31, 2010 | 86,663 | $14.50 |
| Granted | | |
| Forfeited | (16,340) | 9.56 |
| Exercised | – | – |
| Outstanding at December 31, 2011 | 70,323 | $15.65 |

The intrinsic value of options exercised for the years ended December 31, 2011 and 2010 was $0 for both years.

## 19. Liquidation Account, Dividend Restrictions and Regulatory Matters

*Liquidation Account*

On August 7, 1987, the Bank completed its conversion from a federally chartered mutual savings and loan association to a federally chartered stock savings and loan association. A special liquidation account was established by the Bank for the pre-conversion retained earnings of approximately $3,718,000. The liquidation account is maintained for the benefit of depositors who held a savings or demand account as of the March 31, 1986 eligibility or the June 30, 1987 supplemental eligibility record dates who continue to maintain their deposits at the Bank after the conversion. In the event of a future liquidation (and only in such an event), each eligible and supplemental eligible account holder who continues to maintain his or her deposit account will be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased in an amount proportionately corresponding to decreases in the deposit account balances of eligible and supplemental eligible account holders on each subsequent annual determination date. Except for payment of dividends by the Bank to Provident Community Bancshares and repurchase of the Bank's stock, the existence of the liquidation account will not restrict the use or application of such net worth.

*Dividend Restrictions*

The Bank is prohibited from declaring cash dividends on its common stock or repurchasing its common stock if the effect thereof would cause its net worth to be reduced below either the amount required for the liquidation account or the minimum regulatory capital requirement. In addition, the Bank is also prohibited from declaring cash dividends and repurchasing its own stock without prior regulatory approval if the total amount of all dividends and stock repurchases (including any proposed dividends and stock repurchases) for the applicable calendar year exceeds its current year's net income plus its retained net income for the preceding two years. Under current OCC regulations, the Bank is limited in the amount it may loan to affiliates, including the Corporation. Loans to a single affiliate may not exceed 10%, and the aggregate of loans to all affiliates may not exceed 20% of bank capital and surplus.

As part of the Company's participation in the Capital Purchase Program of the U.S. Department of Treasury's Troubled Asset Relief Program, prior to the earlier of March 6, 2012 or the date on which the preferred stock issued in that transaction has been redeemed in full or the Treasury has transferred its shares to non-affiliates, the Company cannot increase its quarterly cash dividend above $0.03 per share, without prior approval by the Treasury.

*Capital Guidelines*

The Bank and the Corporation are subject to various regulatory capital requirements administered by banking regulators. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for Prompt Corrective Action ("PCA"), the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. PCA provisions are not applicable to bank holding companies.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The Bank is required by the consent order to maintain Tier 1 capital at least equal to 8% of adjusted total assets and total capital of at least 12% of risk-weighted assets. However, so long as the Bank is subject to the enforcement action executed with the OCC on December 21, 2010, it will not be deemed to be well-capitalized even if it maintains the minimum capital ratios to be well-capitalized. At December 31, 2011, the Bank did not meet the higher capital requirements required by the consent order and is evaluating alternatives to increase capital. The

## 19. Liquidation Account, Dividend Restrictions and Regulatory Matters (continued)

Bank's capital category as of December 31, 2011, is determined solely for the purpose of applying the PCA restrictions, and the Bank's capital category as of December 31, 2011, may not constitute an accurate representation of the Bank's overall financial condition or prospects.

Under present regulations of the OCC, the Bank must have core capital (leverage requirement) equal to 4.0% of assets, of which 1.5% must be tangible capital, excluding intangible assets. The Bank must also maintain risk-based regulatory capital as a percent of risk weighted assets at least equal to 8.0%. In measuring compliance with capital standards, certain adjustments must be made to capital and total assets. In addition, the Bank is required by the consent order to maintain Tier 1 capital at least equal to 8% of adjusted total assets and total capital of at least 12% of risk-weighted assets.

The following tables present the total risk-based, Tier 1 risk-based and Tier 1 leverage requirements for the Corporation and the Bank (in thousands).

| | Actual | | Regulatory Minimum | | Minimum Capital Levels From Consent Order | |
|---|---|---|---|---|---|---|
| **December 31, 2011** | **Amount** | **Ratio** | **Amount** | **Ratio** | **Amount** | **Ratio** |
| Leverage ratio | | | | | | |
| Corporation | $16,327 | 4.28% | $15,271 | 4.00% | $ n/a | n/a% |
| Bank | 24,537 | 6.43 | 15,256 | 4.00 | 30,511 | 8.00 |
| Tier 1 capital ratio | | | | | | |
| Corporation | 16,327 | 7.86 | 8,307 | 4.00 | n/a | n/a |
| Bank | 24,537 | 11.83 | 8,293 | 4.00 | n/a | n/a(1) |
| Total risk-based capital ratio | | | | | | |
| Corporation | 26,657 | 12.84 | 16,615 | 8.00 | n/a | n/a |
| Bank | 27,153 | 13.10 | 16,583 | 8.00 | 24,879 | 12.00 |
| **December 31, 2010** | | | | | | |
| Leverage ratio | | | | | | |
| Corporation | $16,343 | 3.87% | $16,902 | 4.00% | $ n/a | n/a% |
| Bank | 23,954 | 5.67 | 16,890 | 4.00 | 33,780 | 8.00 |
| Tier 1 capital ratio | | | | | | |
| Corporation | 16,343 | 6.67 | 9,799 | 4.00 | n/a | n/a |
| Bank | 23,954 | 9.75 | 9,827 | 4.00 | n/a | n/a(1) |
| Total risk-based capital ratio | | | | | | |
| Corporation | 27,030 | 11.03 | 19,598 | 8.00 | n/a | n/a |
| Bank | 26,990 | 10.99 | 19,655 | 8.00 | 29,482 | 12.00 |

(1) Minimum capital amounts and ratios presented as of December 31, 2010 and 2011, are the amounts to be well-capitalized under the various regulatory capital requirements administered by the federal banking agencies. On December 21, 2010, the Bank became subject to a regulatory Consent Order with the OCC. Minimum capital amounts and ratios presented for the Bank as of December 31, 2011, are the minimum levels set forth in the Consent Order. No minimum Tier 1 capital to risk-weighted assets ratio was specified in the Consent Order. Regardless of the Bank's capital ratios, it is unable to be classified as "well-capitalized" while it is operating under the Consent Order with the OCC.

The ability of the Corporation to pay cash dividends is dependent upon receiving cash in the form of dividends from the Bank. The dividends that may be paid by the Bank to the Corporation are subject to legal limitations and regulatory capital requirements. The approval of the OCC is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus. Further, the Corporation cannot pay cash dividends on its common stock during any calendar quarter unless full dividends on the Preferred Stock for the dividend period ending during the calendar quarter have been declared and the Corporation has not failed to pay a dividend in the full amount of the Preferred Stock with respect to the period in which such dividend payment in respect of its common stock would occur. However, restrictions currently exist, including within the Consent Order the Bank signed with the OCC on December 21, 2010, that prohibit the Bank from paying cash dividends to the Corporation. As of December 31, 2011, no cash dividends have been declared or paid by the Bank or the Corporation.

Under current Federal Reserve guidelines, the Corporation includes trust preferred securities in Tier 1 capital.

The Bank is required to maintain reserves, in the form of cash and balances with the Federal Reserve Bank, against its deposit liabilities. The amounts of such reserves totaled $3.9 million at December 31, 2011 and $5.6 million at December 31, 2010.

*Consent Order and Written Agreement*

Due to the Bank's financial condition, the Office of the Comptroller of the Currency ("OCC") required that the Bank's Board of Directors sign a formal enforcement action ("Consent Order") with the OCC which conveys specific actions needed to address certain findings from their examination and to address the Bank's current financial condition. The Bank entered into a Consent Order with the OCC on December 21, 2010, which contains a list of strict requirements ranging from a capital directive, which requires it to achieve and maintain minimum regulatory capital levels in excess of the statutory minimums to be well-capitalized, to revising the Bank's loan policy to create a commercial real estate concentration management program.

In addition, the Consent Order required the Bank to develop by March 21, 2011, a three-year capital plan, which includes, among other things, specific plans for maintaining adequate capital, a discussion of the sources and timing of additional capital, as well as contingency plans for alternative sources of capital. The Consent Order also required the Bank to develop by March 21, 2011, a strategic plan covering at least a three-year period, which among other things, included a specific description of the strategic goals and objectives to be achieved, the targeted markets, the specific bank personnel who are responsible and accountable for the plan, and a description of systems to monitor our progress.

The Consent Order also contains restrictions on future extensions of credit and requires the development of various programs and procedures to improve its asset quality as well as routine reporting on its progress toward compliance with the Consent Order to the Board of Directors and the OCC. As a result of the terms of the executed Consent Order, the Bank is no longer deemed "well-capitalized," regardless of its capital levels.

The Consent Order also requires the establishment of certain plans and programs. The Bank's compliance committee monitors and coordinates compliance with the Consent Order. The committee consists of five members of its board of directors and meets at least monthly to receive written progress reports from management on the results and status of actions needed to achieve full compliance with each article of the Consent Order.

## 19. Liquidation Account, Dividend Restrictions and Regulatory Matters (continued)

In order to comply with the Consent Order, the Bank must:

- Revise its loan policy, and create a commercial real estate concentration management program. The Bank must also established a new loan review program to ensure the timely and independent identification of problem loans and modify its existing program for the maintenance of an adequate allowance for loan and lease losses;

- Take immediate and continuing action to protect the Bank's interest in certain assets identified by the OCC or any other bank examiner and develop a criticized assets report covering the entire credit relationship with respect to such assets;

- Implement and adhere to a program for the maintenance of an adequate ALLL that is consistent with OCC requirements;

- ensure that the Bank has competent management in place on a full-time basis to carry out the board's policies and operate the Bank in a safe and sound manner.

On March 19, 2011, the Bank's board submitted a written strategic plan and capital plan to the OCC covering a three-year period which included an action plan for increasing the Bank's capital ratios to the minimums set forth in the order. The order also required the Bank to achieve and maintain total capital at least equal to 12% of risk-weighted assets and Tier 1 at least equal to 8% of adjusted total assets by April 21, 2011. The Bank has been working on efforts to achieve the capital levels imposed under the Consent Order.

Overall, the Bank is undercapitalized and must increase its capital or it may face further regulatory action. If the Bank does not obtain additional capital or sell assets to reduce the size of its balance sheet to a level which can be supported by its capital levels, it will not meet the capital minimums set forth in the Consent Order. Failure to meet the minimum ratios set forth in the Consent Order could result in regulators taking additional enforcement actions against the Bank. Its ability to raise capital is contingent on the current capital markets and on its financial performance. Available capital markets are not currently favorable, and management cannot be certain of the Corporation's ability to raise capital on any terms.

*Liquidity*

The Corporation and the Bank operate in a highly-regulated industry and must plan for the liquidity needs of each entity separately. A variety of sources of liquidity are available to the Bank to meet its short-term and long-term funding needs. Although a number of these sources have been limited or are no longer available following execution of the Consent Order with the OCC, management has prepared forecasts of these sources of funds and the Bank's projected uses of funds during 2012 and believes that the sources available are sufficient to meet the Bank's projected liquidity needs for this period. However, it is unclear at this point what impact, if any, the limitations on interest rates included in the Consent Order will have on the Corporation's continued ability to maintain adequate liquidity. (See Note 6- Deposits, Note 17 – Lines of Credit, and Note 7 – FHLB Advances for complete description of funding sources and limitations.)

Management has taken a number of actions to increase its short-term liquidity position to meet the Corporation's projected liquidity needs during this timeframe, with liquid, unpledged cash and investments of $95.5 million as of December 31, 2011. In addition, management believes that if it can complete a successful capital raise, a number of the funding sources which were limited following the Consent Order will again become available to the Bank to meet its funding needs.

Management is diligently continuing to work with its financial and professional advisors to seek qualified sources of outside capital as well as to evaluate opportunities to further reduce the size of the Bank's balance sheet by selling assets. Management believes that its current strategy to raise additional capital and dispose of assets to deleverage will allow it to raise its capital ratios to the minimums set forth in the Consent Order with the OCC. As part of the capital plans submitted to the OCC, the Corporation and the Bank are pursuing a number of

## 19. Liquidation Account, Dividend Restrictions and Regulatory Matters (continued)

strategic options, including a combination of capital raises and the sale of certain of the Bank's assets to improve the Bank's capital position. In addition, since December 31, 2009, the size of the Corporation's balance sheet has decreased, primarily due to a reduction of loans of approximately $95.9 million. Such reduction resulted primarily from loan payoffs. There can be no assurances as to when or whether the negotiation of a sale of any assets will be successful. See regulatory capital tables for specific details regarding the amounts of additional capital needed to satisfy the minimum capital requirements in the Consent Order.

The Corporation relies on dividends from the Bank as its primary source of liquidity. The Corporation is a legal entity separate and distinct from the Bank. Various legal limitations restrict the Bank from lending or otherwise supplying funds to the Company to meet its obligations, including paying dividends. In addition, the terms of the Consent Order further limit the Bank's ability to pay dividends to the Corporation to satisfy its funding needs.

The effects of the current economic environment are being felt across many industries, with financial services and residential real estate being particularly hard hit. The effects of the economic downturn have continued to severely impact the Bank throughout 2011. The Bank, with a loan portfolio consisting of a concentration in commercial real estate loans including residential construction and development loans, has seen a decline in the value of the collateral securing its portfolio as well as rapid deterioration in its borrowers' cash flow and ability to repay their outstanding loans to the Bank. The Bank's level of nonperforming assets were $16.8 million as of December 31, 2011 compared to $18.8 million as of December 31, 2010, related primarily to deterioration in the credit quality of its loans collateralized by real estate. Accordingly, the Company has recorded provision for loan losses of $990,000 and $9.1 million, respectively, for the years ended December 31, 2011 and 2010, and, consequently incurred losses each year.

There can be no assurances that the Corporation will be successful in its efforts to raise additional capital. An equity financing transaction of this type would result in substantial dilution to the Corporation's current shareholders. Although management is committed to developing strategies to eliminate the uncertainty surrounding each of these areas, the outcome of these developments cannot be predicted at this time. Should these efforts be unsuccessful, due to the regulatory restrictions which exist that restrict cash payments between the Bank and the Company, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

## 20. Recently Issued Accounting Standards

The following is a summary of recent authoritative pronouncements that may affect accounting, reporting, and disclosure of financial information by the Corporation:

In July 2010, the Receivables topic of the Accounting Standards Codification ("ASC") was amended by Accounting Standards Update ("ASU") 2010-20 to require expanded disclosures related to a company's allowance for credit losses and the credit quality of its financing receivables. The amendments require the allowance disclosures to be provided on a disaggregated basis. The Corporation is required to include these disclosures in its interim and annual financial statements. See Note 4.

Disclosures about Troubled Debt Restructurings ("TDRs") required by ASU 2010-20 were deferred by the Financial Accounting Standards Board ("FASB") in ASU 2011-01 issued in January 2011. In April 2011 the FASB issued ASU 2011-02 to assist creditors with their determination of when a restructuring is a TDR. The determination is based on whether the restructuring constitutes a concession and whether the debtor is experiencing financial difficulties as both events must be present. Disclosures related to TDRs under ASU 2010-20 have been presented in Note 4.

In December 2010, the *Business Combinations* topic of the ASC was amended to specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendment also requires that the supplemental pro forma

## 20. Recently Issued Accounting Standards (continued)

disclosures include a description of the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This amendment is effective for the Corporation for business combinations for which the acquisition date is on or after January 1, 2011. The Corporation does not expect the amendment to have any impact on the financial statements.

In April 2011, the criteria used to determine effective control of transferred assets in the *Transfers and Servicing* topic of the ASC was amended by ASU 2011-03. The requirement for the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms and the collateral maintenance implementation guidance related to that criterion were removed from the assessment of effective control. The other criteria to assess effective control were not changed. The amendments are effective for the Corporation beginning January 1, 2012 but are not expected to have a material effect on the financial statements.

ASU 2011-04 was issued in May 2011 to amend the Fair Value Measurement topic of the ASC by clarifying the application of existing fair value measurement and disclosure requirements and by changing particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. The amendments will be effective for the Corporation beginning January 1, 2012 but are not expected to have a material effect on the financial statements.

The Comprehensive Income topic of the ASC was amended in June 2011. The amendment eliminates the option to present other comprehensive income as a part of the statement of changes in stockholders' equity. The amendment requires consecutive presentation of the statement of net income and other comprehensive income and requires an entity to present reclassification adjustments from other comprehensive income to net income on the face of the financial statements. The amendments will be applicable to the Corporation on January 1, 2012 and will be applied retrospectively. In December 2011, the topic was further amended to defer the effective date of presenting reclassification adjustments from other comprehensive income to net income on the face of the financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Corporation's financial position, results of operations or cash flows.

## 21. Provident Community Bancshares, Inc. Financial Information (Parent Corporation Only)

Condensed financial information for Provident Community Bancshares is presented as follows (in thousands):

| Condensed Balance Sheets | As of December 31, 2011 | 2010 |
|---|---|---|
| Assets: | | |
| Cash and due from banks | $ 178 | $ 293 |
| Investment in subsidiary | 24,966 | 22,230 |
| Other | 378 | 375 |
| Total assets | $25,521 | $22,898 |
| | | |
| Liabilities and Shareholders' Equity: | | |
| Accrued interest payable | $ 680 | $ 257 |
| Floating rate junior subordinated deferrable interest debentures | 12,372 | 12,372 |
| Shareholders' equity | 12,470 | 10,269 |
| Total liabilities and shareholders' equity | $25,522 | $22,898 |

| | Years Ended December 31, 2011 | 2010 |
|---|---|---|
| **Condensed Statements of Income(Loss)** | | |
| Equity in undistributed earnings (losses) of Subsidiary | $ 345 | $(13,529) |
| Interest expense | (423) | (479) |
| Income tax credits | -- | 273 |
| Other expense, net | (112) | (79) |
| Net loss | $(190) | $(13,814) |
| | | |
| **Condensed Statements of Cash Flows** | | |
| Operating Activities: | | |
| Net loss | $(190) | $(13,814) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Equity in undistributed earnings (losses) of Subsidiary | (345) | 13,529 |
| (Decrease) increase in other assets and liabilities, net | 420 | 172 |
| Net cash used in operating activities | (115) | (113) |
| Investing Activities: | | |
| Capital contribution to subsidiary | -- | (1,000) |
| Net cash used in investing activities | -- | (1,000) |
| Financing Activities: | | |
| Preferred stock dividends paid | -- | (232) |
| Net cash used by financing activities | -- | (232) |
| Net decrease in cash and due from banks | (115) | (1,345) |
| Cash and due from banks at beginning of period | 293 | 1,638 |
| Cash and due from banks at end of period | $178 | $ 293 |

## 22. Subsequent Events

The Corporation has evaluated events and transactions through the filing date for potential recognition or disclosure in the consolidated financial statements and has determined there are no subsequent events to disclose.

## Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

## Item 9A. Controls and Procedures

(a) Disclosure Controls and Procedures

The Company's management, including the Company's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (the "SEC") (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Internal Controls Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control process has been designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2011, utilizing the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2011 is effective.

(c) Changes to Internal Control Over Financial Reporting

Except as indicated herein, there were no changes in the Company's internal control over financial reporting during the three months ended December 31, 2011 that have materially affected, or are reasonable likely to materially affect, the Company's internal control over financial reporting.

## Item 9B. Other Information

None.

# PART III

## Item 10. Directors, Executive Officers and Corporate Governance

### Directors

For information concerning the Board of Directors of Provident Community Bancshares, the information contained under the section captioned "Items to be Voted on By Shareholders — Item 1 — Election of Directors" in the Proxy Statement is incorporated herein by reference.

### Compliance with Section 16(a) of the Exchange Act

Reference is made to the cover page of this Form 10-K and to the section captioned "Other Information Relating to Directors and Executive Officers — Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for information regarding compliance with section 16(a) of the Exchange Act.

**Code of Ethics**

For information concerning the Corporation's code of ethics, the information contained under the section captioned "Corporate Governance — Code of Ethics and Business Conduct" in the Proxy Statement is incorporated herein by reference. A copy of the code of ethics is available, in the Investor Relations Section of our website at www.providentonline.com.

**Executive Officers of the Registrant**

Certain executive officers of the Bank also serve as executive officers of Provident Community Bancshares. The day-to-day management duties of the executive officers of Provident Community Bancshares and the Bank relate primarily to their duties as to the Bank. The executive officers of Provident Community Bancshares currently are as follows:

| Name | Age(1) | Position as of December 31, 2011 |
|---|---|---|
| Dwight V. Neese | 61 | President, Chief Executive Officer and Director |
| Richard H. Flake | 63 | Executive Vice President – Chief Financial Officer |
| Lud W. Vaughn | 61 | Executive Vice President – Chief Operating Officer |

(1) At December 31, 2011.

**Dwight V. Neese** was appointed as President and Chief Executive Officer of the Bank effective September 5, 1995.

**Richard H. Flake** joined the Company in September 1995.

**Lud W. Vaughn** joined the Company in April 2003. Prior to joining the Company, Mr. Vaughn was Senior Vice President for Bank of America in Rock Hill, South Carolina.

**Corporate Governance**

Information concerning the audit committee and the audit committee financial expert and other corporate governance matters is incorporated herein by reference to the section titled "Corporate Governance — Committees of the Board of Directors" and "— Audit Committee" in the Proxy Statement.

**Item 11. Executive Compensation**

The information contained under the sections captioned "Executive Compensation" and "Corporate Governance-Director Compensation" in the Proxy Statement is incorporated herein by reference.

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

(a) Security Ownership of Certain Beneficial Owners

Information required by this item is incorporated herein by reference to the section captioned "Stock Ownership" in the Proxy Statement.

(b) Security Ownership of Management

Information required by this item is incorporated herein by reference to the section captioned "Stock Ownership" in the Proxy Statement.

(c) Management of Provident Community Bancshares knows of no arrangements, including any pledge by any person of securities of Provident Community Bancshares, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) Equity Compensation Plan Information

The following table sets forth information about the Company common stock that may be issued upon the exercise of stock options, warrants and rights under all of the Company's equity compensation plans as of December 31, 2011.

| Plan category | (a) Number of securities to be issued upon exercise of outstanding options, warrants and rights | (b) Weighted-average exercise price of outstanding options, warrants and rights | (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 70,223 | $15.65 | 140,933 |
| Equity compensation plans not approved by security holders | — | — | — |
| Total | 70,223 | $15.65 | 140,933 |

## Item 13. Certain Relationships and Related Transactions, and Director Independence

**Transactions with Related Persons**

The information required by this item is incorporated herein by reference to the sections captioned "Other Information Relating to Director and Executive Officers—Policies and Procedures for Approval of Related Person Transactions" and "—Transactions with Related Persons" in the Proxy Statement.

**Director Independence**

Information concerning director independence is incorporated herein by reference to the section titled "Corporate Governance—Director Independence" in the Proxy Statement.

## Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated herein by reference to the section captioned "Items to be Voted On By Stockholders—Item 3—Ratification of the Appointment of the Independent Registered Public Accounting Firm" in the Proxy Statement.

## PART IV

### Item 15. Exhibits

| Exhibit No. | Description | Incorporated by Reference to |
|---|---|---|
| 3(a) | Amended and Restated Certificate of Incorporation | Form 10-Q for the quarterly period ended June 30, 2006, as filed on August 9, 2006 |
| 3(b) | Bylaws | Form 10-K for the year ended December 31, 2008, as filed on March 26, 2009 |
| 4(a) | Certificate of Designations establishing Fixed Rate Cumulative Perpetual Preferred Stock, Series A, of Provident Community Bancshares | Form 8-K as filed on March 3, 2009 |
| 4(b) | Form of stock certificate for Fixed Rate Cumulative Perpetual Preferred Stock, Series A | Form 8-K as filed on March 3, 2009 |
| 4(c) | Warrant to purchase 179,100 Share of Common Stock of Provident Community Bancshares, Inc. | Form 8-K as filed on March 3, 2009 |
| 10(a) | Employment Agreement with Dwight V. Neese | Form 10-KSB for the year ended September 30, 2003, as filed on December 19, 2003 |
| 10(b) | Employment Agreement with Richard H. Flake | Form 10-KSB for the year ended September 30, 2003, as filed on December 19, 2003 |
| 10(c) | Form of First Amendment to the Employment Agreement by and between Provident Community Bancshares, Inc., Provident Community Bank and each of Dwight V. Neese and Richard R. Flake | Form 10-K for the year ended December 31, 2008, as filed on March 26, 2009 |
| 10(d) | Provident Community Bancshares, Inc. 1995 Stock Option Plan | Definitive Proxy Statement as filed on December 22, 1995 |
| 10(e) | Provident Community Bancshares, Inc. 2001 Stock Option Plan | Definitive Proxy Statement as filed on December 22, 2000 |
| 10(f) | Provident Community Bancshares, Inc. 2006 Stock Option Plan | Definitive Proxy Statement as filed on March 20, 2006 |
| 10(g) | Amended and Restated Change in Control Agreement by and among Lud W. Vaughn, Provident Community Bank, N.A. and Provident Community Bancshares, Inc. | Form 10-Q for the quarterly period ended June 30, 2007, as filed on August 13, 2007 |
| 10(h) | Form of First Amendment to the Amended and Restated Change in Control Agreement by and between Provident Community Bancshares, Inc., Provident Community Bank and Lud W. Vaughn | Form 10-K for the year ended December 31, 2008, as filed on March 26, 2009 |
| 10(i) | Supplemental Executive Retirement Plan, by and between Dwight V. Neese and Provident Community Bank | Form 10-Q for the quarterly period ended March 31, 2007, as filed on May 14, 2007 |
| 10(j) | Supplemental Executive Retirement Plan #2, by and between Dwight V. Neese and Provident Community Bank | Form 10-Q for the quarterly period ended March 31, 2007, as filed on May 14, 2007 |

| | | |
|---|---|---|
| 10(k) | Supplemental Executive Retirement Plan, by and between Richard H. Flake and Provident Community Bank | Form 10-Q for the quarterly period ended March 31, 2007, as filed on May 14, 2007 |
| 10(l) | Supplemental Executive Retirement Plan #2, by and between Richard H. Flake and Provident Community Bank | Form 10-Q for the quarterly period ended March 31, 2007, as filed on May 14, 2007 |
| 10(m) | Supplemental Executive Retirement Plan, by and between Lud W. Vaughn and Provident Community Bank | Form 10-Q for the quarterly period ended June 30, 2007, as filed on August 13, 2007 |
| 10(n) | Form of Second Amendment to the Employment Agreement by and between Provident Community Bancshares, Inc., (formerly Union Financial Bancshares, Inc.) Provident Community Bank and each of Dwight V. Neese and Richard R. Flake | Form 10-K for the year ended December 31, 2008, as filed on March 26, 2009 |
| 10(o) | Form of First Amendment to the Amended and Restated Change in Control Agreement by and between Provident Community Bancshares, Inc., (formerly Union Financial Bancshares, Inc.) Provident Community Bank and Lud W. Vaughn | Form 10-K for the year ended December 31, 2008, as filed on March 26, 2009 |
| 10(p) | Consent Order issued by the Comptroller of the Currency | Form 8-K as filed on December 23, 2010 |
| 10(q) | Stipulation and Consent to the Issuance of a Consent Order, dated December 21, 2010, between the Comptroller of the Currency and Provident Community Bank | Form 8-K as filed on December 23, 2010 |
| 21 | Subsidiaries of the Registrant | |
| 23 | Consent of Independent Registered Public Accounting Firm | |
| 31(a) | Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer | |
| 31(b) | Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer | |
| 32 | Section 1350 Certifications | |
| 99(a) | Principal Executive Officer Certification Regarding TARP | |
| 99(b) | Principal Financial Officer Certification Regarding TARP | |
| 101 | Interactive Data File | |

**SIGNATURES**

In accordance with the requirements of Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROVIDENT COMMUNITY BANCSHARES, INC.

Date: March 29, 2012

By: /s/ Dwight V. Neese
Dwight V. Neese
President and Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Dwight V. Neese
Dwight V. Neese
(Principal Executive Officer)

Date: March 29, 2012

By: /s/ Richard H. Flake
Richard H. Flake
(Principal Financial and Accounting Officer)

Date: March 29, 2012

By: /s/ Robert H. Breakfield
Robert H. Breakfield
Director

Date: March 29, 2012

By: /s/ William M. Graham
William M. Graham
Director

Date: March 29, 2012

By: /s/ Carl L. Mason
Carl L. Mason
Director

Date: March 29, 2012

By: /s/ Russell H. Smart
Russell H. Smart
Director

Date: March 29, 2012

By: /s/ Philip C. Wilkins
Philip C. Wilkins
Director

Date: March 29, 2012

**[ This Page Intentionally Left Blank ]**

[ This Page Intentionally Left Blank ]

## Associates, Directors and Our Communities

**Jonesville Banking Center & ATM**
934 Forest Street
Jonesville, SC 29353
864.674.6502

*Chip Alexander*
*Dot Land*
*Charlene Thompson*

**Laurens Banking Center & ATM**
206 Hillcrest Drive
Laurens, SC 29360
864.984.2531

*Demetria Boyd*
*LaVerne Dakers*
*Marquita Edwards*
*Karen Hamby*
*Jarred Knight*
*Gayline Pennington*

**Rock Hill Banking Center & ATM**
2700 Celanese Road
Rock Hill, SC 29732
803.325.9400

*Sandy Bishop*
*Jacqueline Brown*
*Cheslyn Jackson*
*Amanda Johnson*
*John Majarrez*
*Lynn McManus*
*Kim McSwain*
*Robbin Moore*
*Dwight Neese*
*Rich Newsom*
*Mark Pack*
*Eva Parnell*
*Cheryl Rakestraw*
*Paul Rehkow*
*Jim Reno*
*Chris Reynolds*
*Al Schwint*
*Dee Dee Stewart*
*Lud Vaughn*

**Rock Hill Manchester Banking Center & ATM**
615 Crown Pointe Lane
Rock Hill, SC 29730
803.325.9444

*Holly Brown*
*Phyllis Davis*
*Kayla Earle*
*Cindy Nine*

**Rock Hill Westminster Banking Center & ATM**
1330 India Hook Road
Rock Hill, SC 29732
803.325.9415

*Amanda Johnson*

**Simpsonville Banking Center & ATM**
116 NE Main Street
Simpsonville, SC 29681
864.228.2035

*John Boyd*
*Jessica Kern*
*Lauren Myers*
*Michael Seymour*

**Union Duncan By-Pass Banking Center & ATM**
502 North Duncan By-Pass
Union, SC 29379
864.429.1890

*Michelle Cody*
*Chrystal Coffer*
*Emma Garner*
*Tessa Garner*
*Amber Justice*
*Jessica Justice*
*Tiffany Smith*
*Donya Sumner*

**Union Main Street Banking Center & ATM**
203 West Main Street
Union, SC 29379
864.427.9000

*Carolyn Belue*
*Holly Coffer*
*Kim Crocker*
*Earica Crosby*
*Harriet Eaves*
*Richard Flake*
*Allison Foster*
*Amy Gibson*
*Claudia Greer*
*Melissa Gregory*
*Beth Jolly*
*Renea King*
*Sherri McCutcheon*
*Maria Mercado*
*Lisa Morris*
*Pam Morris*
*Beverly Smith*
*Jeanne Smith*
*Melissa Smith*
*Cindy Thompson*
*Nikki Valentine*
*Anitra Vinson*
*Letitia Wages*
*Wanda Wells*

**Winnsboro 321 By-Pass Banking Center & ATM**
801 US Hwy 321 By-Pass South
Winnsboro, SC 29180
803.635.5589

*Cathy Johnson*
*Marion Mahorsky*
*Monique Sparks*
*Susan Taylor*
*Emily Young*

**Board of Directors**
Robert H. Breakfield
William M. Graham
Carl L. Mason
Dwight V. Neese
Russell H. Smart
Philip C. Wilkins, DMD

**Director Emeritus**
Louis M. Jordan

## Corporate Information

**Common Stock Information**
Provident Community Bancshares, Inc.'s common stock is quoted on the Over the Counter Bulletin Board under the symbol PCBS. As of March 30, 2012 there were 660 shareholders of record and 1,790,599 shares of common stock issued and outstanding.

**Annual Meeting of Shareholders**
The Annual Meeting of Shareholders will convene at Macfeat House, Winthrop University, Rock Hill, SC, on May 16, 2012 at 2 p.m.

**Corporate Office**
2700 Celanese Road
P.O. Box 36428
Rock Hill, SC 29732
803.325.9400
888.427.9002

**Independent Certified Public Accountants**
Elliott Davis, LLC
1901 Main Street
Suite 1650
Columbia, SC 29201
803.256.0002

**General Counsel**
Nelson Mullins Riley & Scarborough
1320 Main Street
Columbia, SC 29201
803.255.9415

**Special Counsel**
Kilpatrick Townsend & Stockton, LLP
607 14th Street, NW
Suite 900
Washington, DC 20005
202.508.5800

**Stock Information**
Keefe Bruyette & Woods, Inc.
Three Jones Center
1051 East Cary Street, Suite 1415
Richmond, VA 23219
800.342.5529

Sandler O'Neil & Partners, LP
919 Third Avenue
New York, NY 10022
800.635.6872

**Transfer Agent**
Registrar & Transfer Company
10 Commerce Drive
Cransford, NJ 07016
800.456.0596

**Shareholder Relations Officer**
Wanda J. Wells
Provident Community Bancshares, Inc.
203 West Main Street
Union, SC 29379
864.429.1861

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com


PROVIDENT COMMUNITY BANCSHARES, INC.

2700 Celanese Road, P.O. Box 36428, Rock Hill, South Carolina 29732

803.325.9400
888.427.9002

www.providentonline.com